

Management's Discussion & Analysis of Financial Condition and Results of Operations

The following discussion and analysis presents the factors that had a material effect on our results of operations during the years ended December 31, 2005 and 2004. Also discussed is our financial position as of the end of those periods. This discussion should be read in conjunction with our historical consolidated financial statements as at December 31, 2005 and 2004 and for the years then ended, and the notes thereto. Our consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. See "Forward-Looking Information"

The United States dollar is our reporting currency and the functional currency of all of our operations. All figures herein are in United States dollars unless otherwise noted.

EBITDA, net debt, net debt to net debt plus equity, and free cash flow are non-GAAP measures described in the Definitions section at the end of this Management's Discussion and Analysis ("MD&A"). Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. These measures are presented because we believe they are useful measures of our liquidity, our operating performance, our financial position or our financial leverage. However, they should not be considered as alternatives to net cash provided by operating activities as a measure of our liquidity or as alternatives to net income as an indicator of our operating performance or any other measure of performance in accordance with Canadian GAAP. There are no directly comparable GAAP measures to any of these measures. However, a quantitative reconciliation of each non-GAAP measure to the nearest comparable GAAP measure is provided in the Definitions section.

In this MD&A, "Fraser Papers", "we", "us" and "our" refer to Fraser Papers Inc. and all of its consolidated subsidiaries and affiliates for periods subsequent to June 30, 2004 and the Fraser Papers division of Norbord for periods up to June 30, 2004, and "Company" means Fraser Papers Inc. as a separate corporation. "Norbord" refers to Norbord Inc. or any of its consolidated subsidiaries. "Brookfield" means Brookfield Asset Management Inc., formerly Brascan Corporation, (a related party by virtue of a significant shareholding in the Company) or any of its consolidated subsidiaries. The date of this MD&A is March 7, 2006.

INTRODUCTION

This Management's Discussion and Analysis of Financial Condition and Results of Operations is intended to provide [illegible] with an understanding of the historical performance of our business, its financial condition and its prospects.

OVERVIEW OF BUSINESS

We are an integrated specialty paper company which produces a broad range of technical and printing & writing papers. We also produce northern bleached hardwood kraft market pulp and dimension lumber in both Canada and the United States.

Distribution of Fraser Papers

On June 30, 2004, Norbord completed a reorganization whereby, among other things, it transferred its interest in its paper, pulp, lumber and timber assets to Fraser Papers and then distributed the shares in the Company to its shareholders. We became a separate publicly traded company governed by the *Canada Business Corporations Act* ("CBCA"). This distribution was effected by way of a plan of arrangement (the "Arrangement") under the CBCA. Norbord common shareholders effectively received one share of the Company for each five shares of Norbord held. A full discussion on the impact of the distribution on our financial statements and accounting policies is provided in Note 1 to the consolidated financial statements. Readers are cautioned that as a result of the basis of presentation as described in Note 1 to the consolidated financial statements, the operating results for periods prior to June 30, 2004 may not necessarily be indicative of the revenues and expenses that would have resulted had the Division operated as a stand-alone entity during those periods.

Prior to the Arrangement, all of our financing requirements were provided by Norbord. In addition, a significant portion of our accounts receivable was sold to Norbord.

Strategy

One of our objectives is to achieve a 12% return on equity over the economic cycle while providing share capital growth for shareholders. In 2005 we had two business segments: Paper and Timber. The Paper segment includes our paper, pulp and lumber operations. The Timber segment included the operations of our Maine and New Brunswick timberlands, which we have divested.

Our business plan has been designed to contribute to our corporate objectives. Our plan involves:

- further reducing costs and improving performance at each of our operations;
- repositioning assets to surface additional value to shareholders;
- building the business selectively and opportunistically, based on value;
- focusing on products where Fraser Papers has or can develop sustainable competitive advantage; and
- enhancing equity return by maintaining an appropriate level of financial leverage at the lowest cost.

We believe that a focus on improving margins is key to increasing shareholder value. We track improvements in product mix and customer mix, volumes and cost reductions and report quarterly to shareholders under our margin improvement program. During 2005, we generated margin improvements of $15 million relative to 2004. During 2004, we generated margin improvements of $42 million relative to 2003. Our efforts to improve margins in 2005 were challenged by significant cost increases in our major manufacturing inputs, namely fibre, energy, and the effect of the stronger Canadian dollar. We have identified a number of initiatives for improving our profitability which we will implement in 2006.

We will continue to explore asset repositioning opportunities in an effort to ensure optimal use of capital. During 2005, we executed our strategy of surfacing capital from our timberlands. We monetized our Maine timberlands in 2005 and our New Brunswick timberlands in January, 2006. We generated net cash proceeds of approximately $172 million from these transactions, unlocking significant value. While we have divested our timberlands, we have maintained fibre security through long-term fibre supply agreements. These agreements give the Company the right to purchase, at market prices, the same volumes of fibre that it historically received from these lands. We maintain an interest in our New Brunswick timberlands through our 22% fully-diluted interest in Acadian Timber Income Fund ("Acadian" or the "Fund"). See discussion in "Recent Developments".

We continue to focus our product development efforts on higher value products. Our goal is to replace the least profitable 10% of our products each year with higher value products. In 2005, we developed 36 new specialty paper products.

Maintaining a strong balance sheet is important in a cyclical business. Our conservative capital structure provides flexibility in considering our objectives. On March 15, 2005, the Company issued $150 million of senior, unsecured notes and repaid previously outstanding debt of $75 million. At December 31, 2005, Fraser Papers continues to have one of the strongest balance sheets among its public competitors with a ratio of net debt to net debt plus equity of 15%. With the sale of our New Brunswick timberlands in 2006, we have net cash on our balance sheet.

We will explore growth opportunities only if they are consistent with our objectives. We regularly consider acquisition opportunities as they arise. In 2006, we will explore the acquisition of Katahdin Paper Company LLC ("Katahdin"), an asset we have managed since 2003.

RECENT DEVELOPMENTS

Monetization of New Brunswick Timberlands Assets

On January 31, 2006, the Company sold its timberlands in New Brunswick to Acadian. Acadian is a newly formed income fund which financed the acquisition through an initial public offering of equity securities and the issuance of bank debt. The Company was the promoter of the Fund.

The Company received net proceeds of approximately $125 million. The proceeds included cash of $94 million and $31 million of securities. The securities are convertible into 3,613,780 units of the Fund, representing a 22% interest in the Fund on a fully-diluted basis. These securities are entitled to the same rights as units of the Fund. The Company expects to record a gain on the sale in the first quarter of 2006 and expects to account for its ongoing interest in the Fund on an equity basis. The Company's investment in the Fund entitles it to regular cash distributions from the Fund to the extent that the Fund declares them.

Sale of Maine Timberlands

During the second quarter of 2005, Fraser Papers sold 240,000 acres of timberlands in Maine resulting in net proceeds of $78 million and a pre-tax gain of $46 million. At the time of the sale, Fraser Papers entered into a 20 year fibre supply agreement under which it will receive substantially the same volumes of fibre that it historically received from these timberlands.

The operations of the New Brunswick and Maine timberlands represented all the assets of the Timber segment. The Timber segment generated EBITDA of $12 million in the year ended December 31, 2005 as compared to $11 million in 2004.

Sale of Paperboard Assets and Restructuring Charges

In the fourth quarter of 2005, Fraser Papers sold its paperboard assets (the "Paperboard Operations"), located in Edmundston, New Brunswick, for proceeds of $5 million. The Company's small market share, increased cost structure and structural changes in the industry were impacting Fraser Papers' ability to generate sustainable profitability from these operations. The sale of the Paperboard Operations is consistent with the Company's strategy to position itself as an integrated producer of technical specialty and high value printing & writing papers.

As a result of the sale, the Company reduced its workforce by 98 positions at its mill in Edmundston, New Brunswick. The elimination of these positions resulted in a restructuring charge of $8 million consisting of severance and early retirement costs of $5 million and a non-cash charge for pension and non-pension post-retirement benefits of $3 million. An impairment charge of $1 million was also recognized in the third quarter. The proceeds of $5 million that the Company generated on the sale of the Paperboard Operations will fully offset the cash exit costs of $5 million. The terminations and other restructuring activities are expected to be completed over the next two quarters. The Company expects that the disposition of the Paperboard Operations will result in an estimated annual improvement in EBITDA of $2 million.

In addition, in the fourth quarter of 2005, the Company sold two non-core properties for total proceeds of $2 million. There were no gains recorded on these sales.

In 2004, restructuring charges of $7 million represent the costs associated with downsizing at a number of Fraser Papers locations. The total charges relate to a workforce reduction of 190 positions and include severance, early retirement and other costs of $6 million and non-cash, pension and non-pension post-retirement benefits charges of $1 million.

At December 31, 2005 and December 31, 2004, restructuring reserves of $8 million and $4 million, respectively, were included in accounts payable and accrued liabilities.

Sale of Midwest Operations

In the first quarter of 2005, we sold our text and cover business consisting of a production facility in Park Falls, Wisconsin, a leased distribution facility in West Chicago, Illinois and related net assets (the "Midwest Operations") to Smart Papers LLC ("Smart Papers"), a manufacturer of premium coated and uncoated papers. Fraser Papers realized no gains or losses on the sale of the assets. As consideration for these net assets, Fraser Papers received a passive 40% minority interest in the purchaser, which owns similar assets. The agreement includes various representations, warranties and indemnities which are standard for transactions of this nature. However, any breach of any warranty or claim under an indemnity could result in an increase or decrease in our percentage of ownership. Our interest in Smart Papers is accounted for on an equity basis.

The consolidated financial statements include an EBITDA loss of $3 million related to the Midwest Operations for the period from January 1, 2005 through to the date of sale. For the year ended December 31, 2005, the financial statements reflect equity losses related to Smart Papers of $8 million, including depreciation of $6 million.

Investment in Equipment and Leases

During the second quarter of 2005, Fraser Papers acquired a cogeneration power facility in Berlin, New Hampshire for $34 million from Brookfield. In addition, the Company acquired various manufacturing and mobile equipment previously under lease for $19 million. These transactions are consistent with Fraser Papers' commitment to remove Norbord from various guarantees it had provided at the time of the Arrangement. See discussion in "Contractual Obligations".

The assets acquired include a boiler in Park Falls, Wisconsin. Fraser Papers has leased that asset to Smart Papers. The lease runs through 2014 and is considered a direct financing lease due primarily to the ability of Smart Papers to purchase the boiler at the end of the lease term for a nominal amount. Lease payments of $2 million due in the next twelve months are included in accounts receivable. Lease payments due beyond one year of $14 million are included in other assets. Unearned finance income of $1 million will be recorded in earnings over the life of the lease.

Impairment Charges

During 2005, the Company recorded a pre-tax, non-cash impairment charge of $40 million against the assets of its pulp mill in Thurso, Quebec. The Company performed an impairment review and considered the continued strength of the Canadian dollar, increasing input costs and significant worldwide pulp capacity additions, which have negatively affected the long-term profitability of this operation, to be indicators that the carrying amount of these assets may not be recoverable. As a result, the Company evaluated the recoverability of Thurso's long-lived assets and recorded an impairment charge equal to the amount by which the carrying value of the assets exceeded their fair value. The fair value of the assets was determined using a discounted cash flow analysis of the long-term projected operating results of the mill.

Prior to the sale of its Paperboard Operations, the Company recorded an impairment charge of $1 million on the basis of receiving a firm offer to purchase the Paperboard Operations.

Issuance of Senior Unsecured Notes

On March 17, 2005, the Company issued $150 million of senior unsecured notes. These notes mature in March 2015 and bear interest at an annual rate of 8.75%. Prior to the end of the first quarter, a portion of the proceeds from this offering was used to repay $75 million outstanding on the revolving term facility, which was then cancelled. The indenture agreement governing the notes contains certain covenants, the more significant of which include the restrictions on the incurrence of additional indebtedness, the sale of assets, mergers, the creation of liens, the payment of dividends and the repurchase of the Company's shares.

BUSINESS PROFILE

Headquartered in Toronto, Canada, we employed approximately 3,000 people at December 31, 2005 at manufacturing facilities in the United States and Canada. The geographical breakdown of property, plant and equipment at the end of 2005 was 57% U.S. and 43% Canada.

Principal manufacturing facilities included:

- 13 paper machines at two integrated pulp and paper mills;
- one market pulp mill; and
- four sawmills.

The annual production capacity of these facilities at December 31, 2005 was:

- 675,000 tons of paper, including towel;
- 460 million board feet of lumber; and
- 400,000 tonnes of market pulp.

The Company has secured a portion of its supply of fibre through long-term fibre supply agreements with customers, as well as its Crown licenses in Canada. Fraser Papers also purchases timber, chips and other wood residues on the open market.

In addition, we manage Katahdin, an affiliate of Brookfield, for a management fee.

KEY FACTORS AFFECTING OUR BUSINESS

Our operating results are influenced by a number of key factors including the selling prices of our products, fibre costs, energy costs and U.S. dollar–Canadian dollar exchange rates.

Our operating results are largely affected by the prevailing market prices for paper, pulp and lumber. The markets for our products are highly cyclical and affected by such factors as global economic conditions, consumer demand, residential and commercial construction in North America, as well as changes in industry production capacity and inventory levels.

The paper, pulp and lumber industries are characterized by periods of shortage and rapidly rising market prices, leading to increased production and increased industry investment until supply exceeds demand. Those periods are then typically followed by periods of reduced market prices and excess idled capacity until the cycle is repeated.

In addition, Canadian lumber markets and our results have been impacted by the softwood lumber dispute which resulted in the introduction of countervailing duties ("CVD") and anti-dumping duties ("ADD") in the United States. We sell substantially all of our lumber in the U.S. In the year ended December 31, 2005, we paid ADD of approximately $3 million on all softwood lumber exports from Canada to the U.S., compared to $6 million in 2004. Since the introduction of the ADD, total duties paid amount to $15 million. In response to these duties, many Canadian lumber producers have increased their lumber output in order to reduce unit costs, which has exacerbated the oversupply condition in North American lumber markets. In December 2005, the U.S. Department of Commerce established new CVD and ADD rates. The rate of ADD applicable to Fraser Papers' lumber exports decreased to 2.1% as compared to 3.8% previously.

Management believes that maintaining a leadership position in our technical specialty paper business, enhancing the value of our fine paper and groundwood paper offerings, responding effectively to competitive challenges, employing capital optimally, controlling costs and managing currency and commodity risks, are important to the long-term success of the business.

Market Leadership. Achieving and maintaining leadership in the technical specialty paper business and growing the value of our fine paper and groundwood product offerings have been an important part of our past performance. We have long been recognized as an innovator in high quality technical papers and a leader in the development and production of lightweight and ultra-lightweight fine and groundwood papers used in packaging, thermal applications, grease resistant applications, financial printing, pharmaceutical printing and directory and high brightness groundwood grades.

Competitive Environment. Our results have been and will continue to be significantly affected by the competitive environment in which we operate. We experience intense competition for sales of our principal products in our major markets. Our paper business competes directly with well-known competitors, some of which are larger and more diversified than we are. In our pulp business, we have experienced and will continue to experience intense competition from southern hemisphere suppliers of hardwood pulps. In our lumber operations we compete with both larger regional companies and small local mills and woodlot owners.

The continuous cost pressures in our industry have affected a number of competitors. These developments have resulted in capacity reductions and announcements of future reductions. We expect that these closures should result in an improved supply and demand environment.

Cost Control. Timber and other fibre represent the largest portion of our manufacturing costs. Our timber requirements in 2005 and 2004 were met from lands that we owned, through timber supply and forest management agreements in Canada, and by purchasing wood from third parties. Following the divestitures of our timber operations, we have secured our long-term fibre supply through long-term fibre supply agreements with the new owners. We expect our fibre costs to marginally increase as a result of market-pricing mechanisms embedded in the new fibre supply agreements. The projected increase based on the

historical prices in effect during 2005 is expected to amount to $3 million. Other fibre requirements, including pulp, woodchips and recycled materials, are purchased from third parties. We have seen our total fibre costs increase significantly over the past two years.

Energy costs such as oil, natural gas and electricity represent another significant portion of our manufacturing costs. In 2005, we acquired the cogeneration facility at our Berlin-Gorham operation. We currently have dedicated cogeneration facilities at our two integrated paper mills. These cogeneration facilities serve to mitigate the impact of some of these price fluctuations through the use of alternative fuel sources, such as biomass. Other significant manufacturing costs include labour and chemicals.

To improve and maintain our competitive position, we must control our raw material, manufacturing, distribution and other costs. Our focus on our margin improvement program is intended to achieve cost savings and improve productivity.

Foreign Currency and Commodity Risk. Sales of pulp and lumber by our Canadian manufacturing facilities are invoiced in U.S. dollars in accordance with industry practice. However, we are exposed to changes in foreign exchange rates because most of our costs at these facilities are incurred in Canadian dollars. These risks could have a material impact on our results of operations.

Margin Improvement

We are committed to an ongoing program of cost reduction at all of our operations. Our margin improvement program remains the cornerstone of our efforts to "control the controllables". This program measures improvements in EBITDA resulting from higher volumes, improved mix and cost reductions assuming constant exchange rates and commodity prices. Targets for the program are set annually and actual results are measured against these targets on a monthly basis. The Company's annual incentive programs are tied to the targets of the margin improvement program.

For the year ended December 31, 2005, Fraser Papers generated $15 million of margin improvements, far short of the stated goals. The majority of the improvement resulted from lower labour costs and decreased fixed costs, mainly as a result of restructuring initiatives undertaken in 2004. In 2004, Fraser Papers generated margin improvements of $42 million compared to 2003.

The benefits achieved under our margin improvement program and improved product prices for paper and pulp were more than offset by the negative impact of lower lumber prices and higher fibre and energy costs and the effect of the stronger Canadian dollar. Fibre, energy and foreign exchange negatively impacted our EBITDA in 2005 by $50 million relative to 2004.

During 2004, we generated margin improvements of $42 million. Increased production volumes and improved mix at some paper mills accounted for half of the improvements. Lower labour costs and other cost initiatives represented the other half. Since the fourth quarter of 2003, we have implemented workforce reductions that resulted in the elimination of over 500 positions, while improving our productivity levels. Of these positions, 190 were eliminated in the fourth quarter of 2004.

Softwood Lumber Duties

Effective May 22, 2002, the U.S. International Trade Commission imposed countervailing duties ("CVD"), and anti-dumping duties ("ADD") on Canadian lumber exported to the U.S. Our New Brunswick sawmills are subject only to ADD. In 2005, the total paid for these duties was $3 million, as compared to $6 million in 2004. We have paid total duties of $15 million from May 2002 through December 31, 2005.

Fraser Papers and other Canadian forest product companies, the Canadian Federal Government and Canadian provincial governments categorically deny the U.S. allegations. Decisions by various trade bodies have lowered the CVD rates and ADD rates from those initially established. Notwithstanding the rates established in the investigations, the final liability for the assessment of CVD and ADD will not be determined until the appeal process is complete or a negotiated settlement is reached.

RESULTS OF OPERATIONS AND RELATED INFORMATION

Selected Annual Information

($millions, except per share amounts)	**2005**	2004
Net sales [1]	**$ 918**	$ 996
EBITDA [2]	**4**	20
Loss	**(29)**	(43)
Total assets	**788**	770
Net debt	**76**	41
Loss per share, basic and diluted	**$ (0.98)**	$ (1.43)

(1) Net sales are gross sales, less freight costs, commissions, and discounts and rebates to customers.

(2) EBITDA excludes restructuring charges of $8 million in 2005 and $7 million in 2004.

Overview

We experienced lower EBITDA in 2005 in a challenging operating environment, underscored by significant cost pressures. We completed several initiatives to surface value, reposition assets and optimize our financial position:

- Announced the monetization of our timberlands in Maine as well as New Brunswick, generating net cash proceeds of approximately $125 million and a 22% interest in Acadian.
- Secured fibre supply, substantially equal to the fibre we previously received from the lands we sold in New Brunswick and Maine, for 20 years.
- Completed the sale of the Midwest Operations resulting in a more geographically concentrated portfolio of assets and streamlined costs.
- Divested the unprofitable Paperboard Operations while generating sufficient cash proceeds to cover the cash exit costs.
- Issued $150 million senior, unsecured notes, due March 2015.
- Reduced the amount of outstanding guarantees by Norbord Inc. from $84 million at December 31, 2004 to $13 million at December 31, 2005.
- Repurchased 602,100 common shares at CAD$12.79 per share.
- Achieved $15 million in margin improvements.
- Increased shipments of technical specialty papers from 180,000 tons in 2004 to 207,000 tons in 2005.
- Achieved environmental compliance of close to 100%.

Summary of Quarterly Results

($millions, except per share amounts)	Net Sales	Earnings (loss)	Earnings (loss) per share *(basic and diluted)*[1]
2005			
4th Quarter	**$ 219**	**$ (22)**	**$ (0.75)**
3rd Quarter	**226**	**(5)**	**(0.16)**
2nd Quarter	**217**	**(5)**	**(0.17)**
1st Quarter	**256**	**3**	**0.10**
2004			
4th Quarter	$ 257	$ (21)	$ (0.70)
3rd Quarter	261	2	0.07
2nd Quarter	257	(10)	(0.33)
1st Quarter	221	(14)	(0.47)

(1) Earnings (loss) per share for periods prior to the Arrangement are based on the assumption that the 30,111,976 common shares issued as a result of the Arrangement were issued and outstanding for those periods.

Quarterly sales and earnings are impacted by the seasonal trends in our main products with seasonal slowdowns in the fourth quarter. The technical specialty papers business generally experiences steady quarter to quarter shipments flow with a seasonal slowdown in the fourth quarter due to inventory adjustments and customer plant closures during the December holiday season. The fine and groundwood printing & writing paper businesses have historically experienced a steady flow of orders with weakness in the fourth quarter due to a slowdown in the printing industry and adjustment of customer inventories. The results of the pulp operations may be impacted quarter-over-quarter based on the timing of annual maintenance shuts, which typically take place during the second or third quarter. The lumber business is seasonal with demand peaking late in the first quarter and through the second quarter as the construction cycle begins its spring and summer activity. Activity slows in December and January as the annual construction cycle comes to an end.

In the fourth quarter of 2005, sales were lower than the same quarter of 2004, mainly as a result of the divestitures of certain operations in 2005. Earnings in the fourth quarter of 2005 were comparable to the fourth quarter of 2004. The results in the fourth quarter of 2005 were impacted by a market-related shutdown at our Canadian sawmills whereas our pulp operations took a market-related shutdown in the fourth quarter of 2004.

Net Sales

Net sales decreased by $78 million in fiscal 2005 to $918 million from $996 million in 2004. The decrease was the result of the sale of the Midwest Operations and the Maine timberlands earlier in the year, and the sale of the Paperboard Operations early in the fourth quarter. After adjusting for the divestitures, net sales were up $47 million or 6%. Higher sales in our pulp and paper operations, due to higher average selling prices as compared to 2004, were partly offset by lower lumber prices and volumes as compared to 2004. Paper segment sales accounted for 95% of net sales in 2005 and 2004 whereas Timber segment sales accounted for 5%. See discussion in "Segment Results".

($millions)	2005	2004
Paper	**$ 874**	$ 952
Timber	**74**	85
Inter-segment	**(30)**	(41)
Total	**$ 918**	$ 996

Net sales for the fourth quarter of 2005 were $219 million, as compared to $257 million in the fourth quarter of 2004. After adjusting for the divestitures, net sales were 2% higher than the fourth quarter of 2004, due to higher pulp shipments and pricing, partly offset by lower lumber sales. See discussion in "Segment Results".

EBITDA

EBITDA decreased by $16 million in fiscal 2005 to $4 million from EBITDA of $20 million in fiscal 2004.

($millions)	2005	2004
Paper	**$ (8)**	$ 9
Timber	**12**	11
Total[1]	**$ 4**	$ 20

(1) EBITDA excludes restructuring charges of $8 million in 2005 and $7 million in 2004.

In 2005, the Paper Segment reported an EBITDA loss of $8 million, down from EBITDA of $9 million in 2004. Within the Paper segment, the results of lumber and paper operations were lower while the results of our pulp operations improved. The EBITDA from our lumber operations was lower by $16 million due primarily to lower selling prices relative to 2004. Our paper mills generated EBITDA of $1 million compared to $14 million in 2004 as selling price improvements were more than offset by higher costs for energy and fibre and the impact of the stronger Canadian dollar. The results of our pulp operations improved as prices and volumes increased, but were negatively impacted by significant cost increases in energy, fibre and the strengthening Canadian dollar. The Timber Segment contributed $12 million of EBITDA, compared to $11 million in 2004. See discussion in "Segment Results".

EBITDA in the fourth quarter of 2005 was a loss of $7 million, unchanged from the fourth quarter of 2004. Our two Canadian sawmills took four weeks of market-related downtime in the fourth quarter of 2005, which affected the results of the lumber operations. In the fourth quarter of 2004, the results were affected by shutdowns taken at our pulp operations.

Depreciation

Depreciation expense for 2005 was $39 million, down from the $48 million recorded in 2004. The decrease in depreciation is due primarily to the sale of our Midwest Operations early in the year and the impairment charge recorded against the assets of the Thurso pulp mill.

Segment Results

Paper Segment

The Paper segment includes our paper, pulp and lumber operations at December 31, 2005. The Paper segment comprises 13 paper machines at two locations, two market pulp mills and four sawmills. The Paperboard Operations were sold in the fourth quarter of 2005.

($millions)	2005	2004
Net sales	**$ 874**	$ 952
EBITDA	**(8)**	9
Depreciation	**38**	47
Capital investments	**49**	6

The EBITDA for each of these operations is as follows:

($millions)	2005	2004
Paper	**$ 1**	$ 14
Pulp	**(15)**	(27)
Lumber	**6**	22
Total	**$ (8)**	$ 9

The Paper segment includes the production of uncoated freesheet and groundwood papers, paperboard, towel, hardwood pulp and softwood lumber. The Company sold its Midwest Operations and its Paperboard Operations in 2005 which resulted in a significant decrease in sales. EBITDA was lower by $17 million as improvements in pulp operations partially offset weaker results from the lumber and paper operations.

Markets

Paper

We manufacture technical specialty and publishing papers, which represent approximately 50% of our paper shipments in 2005, other uncoated freesheet grades, representing approximately 25% of our 2005 paper shipments, as well as coated and uncoated groundwood grades.

Specialty paper demand is not as sensitive to general industry trends as commodity grades. Pricing for fine paper grades including specialty and publishing papers was marginally higher compared to 2004. Our technical specialty paper volumes were higher by 15% in 2005 benefiting from growth in packaging, thermal transfer and super-calendered release markets. In 2004, our growth in those grades was 16%.

According to major industry publications, North American demand for printing & writing papers declined 2% in 2005 due largely to electronic substitution and migration toward hi-bright uncoated groundwood papers, which boosted demand for uncoated groundwood. Uncoated groundwood demand was stronger in 2005, as compared to 2004. Coated groundwood demand experienced declines.

2005 was characterized by continued declines in demand for uncoated freesheet products. Uncoated freesheet demand is generally seasonally weak in the last quarter of the year, but that was not the case in 2005. Uncoated freesheet started showing some signs of a turnaround towards the end of 2005. Capacity closures were keeping markets tight and allowing prices to stabilize. In addition, significant capacity closures have been announced for 2006.

The industry price for commodity uncoated freesheet paper grades decreased 10% over 2004. However, pricing for our specialty technical and printing & writing papers improved. Average industry prices for coated groundwood increased by 9% over 2004 while prices for uncoated groundwood increased by 4% over 2004.

Pulp

We manufacture northern bleached hardwood kraft pulp ("NBHK"), most of which is sold in the open market.

According to industry publications, average prices for NBHK increased from $535 per tonne in December 2004 to $595 per tonne in December 2005, with an average price around $595 for the year. Industry publications reported average prices of approximately $540 per tonne in 2004. The markets for this grade of pulp are influenced by global supply and demand with the largest variations in price often attributed to the purchasing patterns of large net pulp importing nations such as China. Strong demand from pulp importing nations supported the pricing increases in 2005.

In 2004, pricing was strong in the first half of the year. However, markets softened rapidly during the third quarter of 2004 as producer inventories rose. The low pricing environment in the fourth quarter of 2004 combined with the rising Canadian dollar led to significant industry-wide market downtime and announcements of permanent closures for several Canadian pulp mills. Our operations also took market-related downtime in the last quarter of 2004.

Lumber

North American softwood lumber demand and pricing started strong in 2005 but prices experienced significant declines in the second half of the year. Pricing in 2005 came off the record highs experienced in 2004 as increased supply moderated continuing strong demand driven by robust housing starts and remodelling activity. In 2005, average benchmark lumber prices (Eastern Boston SPF 2x4) were down approximately 10% compared to 2004. The depressed pricing environment combined with the continued strength of the Canadian dollar necessitated a four week market-related shutdown at our Canadian sawmills in the fourth quarter of 2005.

In 2004, North American demand for softwood lumber reached a record high. Benchmark lumber prices were very strong and averaged $448 per Mfbm in 2004, a 40% increase over the 2003 average. While pricing was generally strong throughout the year, prices declined in the fourth quarter of 2004, due to seasonal weakness, by approximately $50 per Mfbm or 15% of the 2004 average.

Operations

The sales, shipments and average prices of the major product groups within our Paper segment are summarized below:

	Net Sales (*$millions*)		Shipments (*volume 000 tons*)(1)		Average Mill Nets (*$ per unit*)(2)	
	2005	2004	**2005**	2004	**2005**	2004
Uncoated freesheet	**$ 410**	$ 515	**456**	557	**$ 898**	$ 925
Groundwood paper	**137**	130	**181**	186	**760**	702
Paperboard	**25**	30	**47**	57	**527**	517
Towel	**28**	25	**38**	38	**728**	669
Pulp	**169**	133	**371**	321	**455**	416
Lumber	**137**	149	**412**	427	**333**	350
Intra-segment and other	**(32)**	(30)				
Total	**$ 874**	$ 952				

(1) Pulp is 000 tonnes; Lumber is MMfbm.

(2) Lumber is per Mfbm.

Paper

Our uncoated freesheet volumes decreased significantly compared to 2004 due to the sale of our Midwest Operations in February 2005. The decrease in the average prices for uncoated freesheet was also the result of the sale of the Midwest Operations. Adjusting for the effect of the Midwest Operations, uncoated freesheet shipment volumes were up approximately 3% whereas pricing was marginally higher. Within the uncoated freesheet group of products, our technical specialty papers experienced a 15% increase in shipments. Commodity freesheet represented less than 25% of our uncoated freesheet shipments.

Our groundwood papers experienced a 3% decrease in shipments whereas prices improved by 8% compared to 2004. Disruptions in the marketplace, with the Finnish paper industry lockout and a strike at a major producer, decreased supply and contributed to a better pricing environment.

After adjusting for the sale of the Midwest Operations, our average mill net prices for all paper grades improved by 4%. Pricing improvements resulted in an estimated $26 million improvement in sales compared to 2004. However, increased fibre and energy costs and the impact of the stronger Canadian dollar more than offset pricing increases and the achieved margin improvements. As a result EBITDA of the paper operations decreased from $14 million in 2004 to $1 million in 2005.

The negative effect on the Paper segment EBITDA of higher fibre and energy costs was $32 million. The stronger Canadian dollar had a negative effect on EBITDA of $18 million as compared to 2004. In addition, the results in 2005 include the negative EBITDA of the Paperboard Operations and the Midwest Operations. The EBITDA loss of the Midwest Operations was $3 million. We also expect that the divestiture of our Paperboard Operations would result in estimated annual improvements in EBITDA of $2 million going forward.

The East Papers operations ran well with production volumes only slightly below the 2004 levels. Prices for fine papers, which represent a majority of the volume, were relatively flat whereas coated and uncoated groundwood were up 12% and 6% respectively. However, continued pressures from high fibre and energy costs resulted in significantly lower EBITDA.

The paper mill at Gorham increased total production of fine paper and towel by approximately 4% running all five paper machines at the facility for the full year of 2005. Average prices for fine paper, which represents the majority of the production, were flat whereas average towel prices increased approximately 9%. The increases in energy and wood costs served to offset the higher volumes and cost reductions achieved in 2005.

Pulp

Our internal hardwood kraft fibre requirements are met from Berlin, and the Thurso pulp mill sells substantially all of its production on the open market. Our market pulp production in 2005 increased 9% over 2004 when we took seven weeks of downtime due to weak markets. Total shipments in 2005 were 16% higher than 2004.

Average pulp prices achieved were approximately 9% higher compared to 2004, which contributed to the improvement in the operating results. However, EBITDA for the pulp operations was still negative at $15 million, compared to negative EBITDA of $27 million in 2004, as a result of significantly higher costs and the impact of the Canadian dollar. The continued pressures from the stronger Canadian dollar, increasing input costs and significant worldwide pulp capacity additions has affected the expected long-term profitability of our Thurso pulp mill. The Company performed an impairment review as a result of these factors that indicated that the carrying amount of the assets may not be recoverable. The Company recorded an impairment charge of $40 million against the assets of that operation in the second quarter of 2005.

Lumber

The sawmills in Maine and New Brunswick produce lumber and supply approximately 50% of the chips required annually by the sulfite pulp mill at Edmundston. Year-over-year, the decline in average lumber prices was approximately 10%. The lower lumber prices resulted in an $11 million decrease in sales, as compared to 2004. The declining prices, higher wood costs and the stronger Canadian dollar led us to take market-related downtime of one month at our two Canadian sawmills in the fourth quarter of 2005. The downtime affected our lumber shipments in the fourth quarter, which were down 25% compared to the same quarter of 2004. Lumber shipments in the first three quarters of 2005 were comparable to the same period of 2004. At the same time, rising wood costs at all of our sawmills resulted in increased costs compared to 2004. These negative trends were partially offset by our margin improvement initiatives and the positive impact of lower lumber duties. EBITDA from our lumber operations fell from $22 million in 2004 to $6 million in 2005. Our Canadian sawmills paid $3 million of anti-dumping duties in 2005 compared to $6 million in 2004.

In total, the Paper segment generated negative EBITDA of $8 million in 2005 compared to negative $9 million in 2004. Production volumes in the Paper segment in 2005 and 2004 were as follows:

Production (000's tons except as noted)	**2005**	2004
Uncoated freesheet	**459**	556
Uncoated groundwood paper	**115**	117
Coated groundwood paper	**65**	70
Paperboard	**46**	58
Towel	**38**	37
Pulp (000 tonnes)	**369**	337
Lumber (MMfbm)	**413**	441

Timber Segment

($millions)	**2005**	2004
Net sales	**$ 74**	$ 85
EBITDA	**12**	11
Depreciation	**1**	1
Capital investments	**—**	1

The Timber segment includes freehold land in Maine (approximately 237,000 acres) and New Brunswick (approximately 765,000 acres) and Crown licenses in New Brunswick (approximately 1,314,000 acres). The Company sold its Maine timberlands in April 2005 and its New Brunswick timberlands in January 2006. Concurrent with the sales of those assets, the Company secured its long-term fibre supply through 20 year fibre supply agreements, which allow Fraser Papers to purchase, at market prices, substantially the same volumes of wood as its historical usage from the sold lands. The Company expects to continue to have significant cash flows related to the sold operations as a result of wood purchases and cash distributions from the retained interests in Acadian Timber Income Fund.

Markets

Softwood sawlog markets were strong in the first half of 2005 but weakened in the second half of the year as lower lumber prices caused some sawmills to take downtime, affecting demand from sawmills. Pulpwood demand was softer in 2005 compared to 2004 as a number of pulp producers in our operating region announced permanent or temporary closures of their facilities. Prices were marginally lower in 2005, mostly as a result of product mix.

In 2004, the log supply to sawmills and pulp mills in Maine and New Brunswick was tight due to an ongoing shortage of contractor capacity and the impact of reduced provincial cutting allocations in the province of Quebec. The reduced provincial cutting allocations resulted in increased fibre flows to mills in Quebec from timberlands in Maine and New Brunswick.

Operations

EBITDA for Timber was $12 million in 2005 compared to $11 million in 2004. In 2005, total shipments were 2.6 million cubic metres, as compared to 2.9 million cubic metres in 2004.

SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES

In preparing our financial statements, we make estimates that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses during a period. Significant estimates include the determination of the carrying value and useful lives of property, plant and equipment and provisions for employee future benefits. Actual results could differ from those estimates.

The impairment charge booked against the assets of the Thurso pulp mill in 2005 is based on significant estimates due to the inherent uncertainty in predicting long-term cash flows, exchange rates and commodity prices. These estimates may be materially different from actual future cash flows due to a variety of factors including fluctuations in commodity prices and exchange rates.

Revenue recognition

Net sales are net of freight costs, commissions and discounts and rebates and are recognized when the title and risks of ownership pass to the purchaser. This is generally when goods are shipped. Sales are governed by contract or by standard industry terms. Revenue is not recognized prior to the completion of those terms. The majority of product is shipped via third party transport on an FOB shipping basis. In all cases, product is subject to quality testing to ensure it meets applicable standards prior to shipment.

Property, plant and equipment

Property, plant and equipment are recorded at cost and are depreciated on a straight-line basis. The rates of depreciation are intended to fully depreciate manufacturing and non-manufacturing assets over the following periods which approximate their useful lives:

Buildings	20 to 40 years
Sawmills and lumber production equipment	10 to 15 years
Paper and pulp mill machinery and production equipment	20 years
Logging machinery and equipment	4 to 10 years

These periods are periodically assessed to ensure that they continue to approximate the useful lives of the related assets.

Financial Instruments

We use derivative financial instruments solely for the purpose of managing our foreign exchange, and commodity price exposures. These activities are governed by the Board of Directors' approved financial policies that cover risk identification, measurement and reporting. Derivative transactions are executed only with approved counterparties under master netting agreements. Derivative contracts which are deemed to be highly effective in offsetting changes in the fair value or cash flows of hedged items are designated as hedges of specific exposures and accordingly, all gains and losses on these instruments are recognized in the same manner as the item being hedged.

LIQUIDITY AND CAPITAL RESOURCES

During 2005 Fraser Papers issued $150 million of senior unsecured notes, due in 2015. Proceeds of the issuance of senior unsecured notes were used, in part, to repay $75 million of debt owing to Brookfield.

The Company has a committed revolving credit facility of $50 million. This facility matures in June 2007. Borrowings under this facility are secured by a first charge against accounts receivable and inventory. At December 31, 2005, $35 million of this facility was utilized in the form of letters of credit, as compared to $32 million in 2004.

At the time of the Arrangement, Norbord continued to provide guarantees for certain obligations of Fraser Papers under a financial commitments agreement (the "FCA"). These guarantees were previously obligations of the Division. At December 31, 2005, the maximum potential amount of the obligations guaranteed was estimated to be $13 million.

Under the initial terms of the FCA, Fraser Papers agreed to provide letters of credit or other acceptable collateral to secure any guarantees outstanding on December 27, 2005. During 2005, the FCA was amended such that Fraser will be required to provide letters of credit or other acceptable collateral to secure any guarantees outstanding on December 27, 2006.

Cash flow from operations before changes in working capital amounted to a use of cash of $25 million, compared to positive cash flows of $14 million in 2004, mainly as a result of a $16 million decrease in EBITDA and the changes in pension funding and expense. Pension funding less pension expense amounted to a $21 million decrease in cash in 2005 as compared to $2 million in 2004.

Changes in working capital consumed $20 million in cash during the year, as compared to a use of cash of $83 million in 2004. After adjusting for the sale of our Midwest Operations, the increase in working capital in 2005 was mainly the result of higher inventories and a decrease in accounts payable. The increase in inventories is predominantly the result of the build-up of sawtimber inventories at our Canadian sawmills during the fourth quarter shutdown. We continued to purchase wood during this period to ensure appropriate supply in 2006. For the year ended December 31, 2004, the significant use of cash due to working capital was predominantly the result of the discontinuance of the sale of accounts receivable to a wholly-owned affiliate of Norbord prior to the Arrangement.

Sales of assets generated total cash of $85 million.

Fraser Papers capital spending in 2005 was $49 million, up significantly from the $7 million spent in 2004. In 2005 we purchased a cogeneration plant at Berlin-Gorham for $34 million. Previously, we were purchasing all of the energy produced by this plant. In addition, we spent $4 million to overhaul our cogeneration plant in Edmundston, New Brunswick. The remainder of the capital expenditures of $11 million incurred in the year represent the acquisition of equipment previously under lease and other sustaining capital expenditures. At year end 2005, there are no significant commitments to projects in progress. All of the 2004 capital program was used for maintenance of the business. We expect our capital expenditures in 2006 to be focused on maintenance of business projects. We will also consider any acquisitions which would complement our current portfolio of assets.

At December 31, 2005, Fraser Papers' cash and cash equivalents amounted to $75 million, resulting in net debt of $76 million, representing 15% of net debt plus equity as compared to 8% at the end of 2004. We expect to generate net pre-tax cash proceeds of approximately $94 million on the sale of our New Brunswick timberlands.

At December 31, 2005, Fraser Papers had loss carry-forwards for income taxes of $15 million in the United States and CAD$24 million in Canada. The tax benefit of losses in the U.S. have not been reflected in the financial statements as it is not more likely than not that these losses will be utilized. Loss carry-forwards will be available to reduce income taxes otherwise payable in future years.

Fraser Papers currently has significant cash balances and available liquidity under credit lines to support growth, weather any downturns and pursue its business plan.

Contractual Obligations

The following table presents the total contractual obligations for which cash flows are fixed or determinable as of December 31, 2005:

($millions)	Total	Less than one year	One to three years	Four to five years	After five years
Long-term debt	**$ 151**	$ 1	$ —	$ —	$ 150
Operating leases	**9**	3	5	1	—
Purchase obligations	**79**	33	27	12	7
Total contractual obligations	**$ 239**	$ 37	$ 32	$ 13	$ 157

Obligations under operating leases include future payments for warehouse and other office facilities, and equipment leases. The purchase obligations are commitments for the purchase of raw materials, primarily softwood kraft pulp, and energy.

Asset Retirement Obligations

Asset retirement obligations relate primarily to closure costs and post-closure maintenance costs for landfills in the Paper segment. The liability is reflected in other liabilities on our consolidated balance sheet at the discounted value of expected future cash flows. The liability associated with these obligations is reduced as these obligations are paid and the asset associated with these obligations is depreciated over the estimated useful life of the related facility. The obligations represent estimated future payments of $25 million which have been discounted at an average rate of 8%. Total expense for the year related to asset retirement obligations was $1 million, unchanged from 2004. In addition to the asset retirement obligations recorded, we may have other obligations in the event of a permanent plant shutdown. However, our plant assets have indeterminate lives and, therefore, the associated asset retirement obligations are not reasonably estimable and liabilities cannot be established.

Defined Benefit Pension Plans

Our obligations under our defined benefit pension plans are determined periodically through actuarial valuations, which are the basis for calculating pension expense. At December 31, 2005, defined benefit pension plan assets were $415 million up from $390 million in 2004, while the accrued benefit obligations of $590 million were also higher than the $498 million obligations in 2004. At December 31, 2005, unfunded liability was $175 million, a marked deterioration compared to the $108 million of unfunded liability at December 31, 2004. The increase of $67 million was the result of changes in actuarial assumptions. The use of lower discount rates in the actuarial valuations of the liability resulted in a $37 million increase in the obligation. The use of updated mortality tables resulted in an approximately $30 million increase in the obligation. The funded status of our defined benefit pension plans is 70% at the end of 2005 compared to 78% in 2004.

Defined benefit pension expense of $14 million was below the $15 million recorded in 2004 primarily due to the divestiture of the Midwest Operations. Funding for the year was $30 million, up substantially from the $20 million funded in 2004. Our defined benefit pension plans are funded in accordance with all applicable regulatory requirements. Employer contributions are expected to increase as the impact of declining discount rates has negatively affected our projected benefit obligation.

The assumed return on assets is 8% and is based on management's best estimate of the long-term expected rate of return on plan assets, including consideration of asset mix, equity risk premium and active investment management premium. The weighted-average discount rate for the accrued benefit obligations is 5.14%, as compared to 5.75% in 2004, and is based on the market yield of high quality corporate bonds of similar duration to the pension plan liabilities. Sensitivity to a 1% decrease in these two key assumptions is estimated as follows:

	Impact Dec. 31, 2005 Unfunded Liability	Impact on 2005 Pension Expense
Return on assets	None	$4 million increase
Discount rate	$68 million increase	$3 million increase

Our obligations under our post-retirement benefit plans are determined periodically through actuarial valuations, which are the basis for calculating post-retirement benefit expense. We fund these plans on a "pay-as-you-go" basis. At December 31, 2005, the accrued benefit obligations of these plans were $64 million compared to $66 million at the end of 2004.

Plan amendments and curtailment gains from divested operations resulted in a post-retirement benefit income of $1 million for the year as compared to an expense of $6 million in 2004. Payments under these plans were $4 million in 2005 and $3 million in 2004.

Significant changes in assumptions, driven by changes in financial markets, asset performance different from the assumed rate of return, significant new plan enhancements, acquisitions, divestitures, changes in the regulatory environment, and the measurement uncertainty incorporated into the actuarial valuation process could materially affect our future plan assets, accrued benefit obligations, and the expenses and contributions associated with our employee benefit plans.

OFF-BALANCE SHEET ARRANGEMENTS

We have no material off-balance sheet arrangements.

COMMON SHARES

At the time of the Arrangement, 30,111,976 common shares were distributed to shareholders of Norbord. There were no other issuances of common shares during 2004. In 2005, the Company repurchased a total of 602,100 shares, or approximately 2% of the outstanding shares, at a weighted-average price per share of CAD$12.79 for a total consideration of $6 million. The transaction resulted in a decrease in common stock of $10 million. As the purchase price was below the stated value of the common shares, the transaction resulted in contributed surplus of $4 million.

The Board of Directors approved a share repurchase program in November 2005, whereby we may purchase on the Toronto Stock Exchange up to 1.5 million common shares, representing 5% of the total shares outstanding. Purchases may be made between November 2005 and November 2006. No other shares were repurchased in 2005.

Common Share Information	**December 31, 2005**	December 31, 2004
Shares outstanding	**29,509,876**	30,111,976
Book value	**$15.11**	$15.97
Market price at year-end	**CAD$10.01**	CAD$15.56
Market price at March 7, 2006	**CAD$7.49**	

There have been no changes in common shares outstanding up to the date of this MD&A.

DIVIDENDS

We paid no dividends in 2005. The Board of Directors reviews this policy at each of its regularly scheduled meetings.

STOCK-BASED COMPENSATION

We account for stock options using the fair value method. Under this method, compensation expense for options is measured at the grant date using an option pricing model and recognized on a straight-line basis over the vesting period. During 2004, the Board of Directors granted certain officers of the Company stock options to purchase 215,000 shares of the Company at CAD$16.45. In the first quarter of 2005, the Board approved the issuance to certain executives of 30,000 options with a strike price of CAD$14.59. In 2004 and 2005, we recognized less than $1 million in expense related to stock options.

The Company has two deferred share unit plans which provide certain directors and senior officers of the Company with an opportunity to invest a portion of their compensation in deferred stock units. Deferred stock units may be subject to vesting periods. Payments under the plans are made in cash only. The total number of deferred stock units outstanding at December 31, 2005 was 211,815.

TRANSACTIONS WITH RELATED PARTIES

We purchase certain electricity and fibre from Brookfield. During 2005, we purchased $8 million of electricity and $10 million of fibre from Brookfield. In 2004, we purchased $10 million of electricity and $5 million of fibre from Brookfield.

During 2005, Fraser Papers exercised its option to acquire a 25-megawatt cogeneration plant in Berlin, New Hampshire for $34 million from Brookfield.

Fraser Papers has invested in convertible, term, preferred units in Katahdin, a wholly-owned subsidiary of Brookfield. Katahdin operates two paper mills in Maine. The units offer us the potential to participate in the growth and financial returns of Katahdin. Two paper machines were restarted at Katahdin in 2003 and one paper machine in 2004. We have managed the assets since start-up, providing sales, marketing and operating services in return for a management fee. During 2005, we earned $7 million in management fees compared to $5 million in 2004.

In 2005, our option to acquire Katahdin expired. Brookfield has extended the option to June 2006. As a result, we will make a decision on this acquisition in the first half of 2006. The acquisition of Katahdin will be subject to approval by the members of the Board of Directors who are not related to Brookfield, receipt of a fairness opinion, and other regulatory approvals.

Under the Arrangement, we have contracted Norbord to provide certain administrative services for a fee on an interim basis. In 2005 and 2004, these fees amounted to less than $1 million. Prior to the Arrangement, Norbord provided certain taxation, treasury, lumber sales and collection agent services for us. Total amounts paid for these services amounted to less than $1 million in 2004.

MARKET RISKS AND UNCERTAINTIES

We are exposed to a number of risks in the normal course of our business that have the potential to affect our operating performance. Major risks are discussed below.

Commodity and Price Sensitivity

Our earnings are sensitive to changes in world economic conditions, primarily in North America. Paper, pulp and lumber markets are competitive in nature and prices for many products are sensitive to variations in supply and demand.

Based on the operating levels in 2005, the following table shows the approximate annualized impact on after tax earnings of changes in product prices.

	Sensitivity Factor	Impact on Earnings *($millions)*	Impact on EBITDA *($millions)*	Average Mill Nets Q4, 2005
Uncoated freesheet	$25 per ton	$ 7	$ 11	$ 878
Groundwood paper	$25 per ton	$ 3	$ 5	$ 769
Market pulp	$25 per tonne	$ 2	$ 3	$ 448
Lumber	$10 per Mfbm	$ 3	$ 4	$ 318

Competition

The forest products industry is a highly competitive business environment in which companies compete, to a large degree, on the basis of price. Our principal market is in the U.S. where we compete with North American and, in some instances, foreign producers. Certain competitors may have lower cost facilities than we do. Our ability to compete in these and other markets is dependent on a variety of factors such as manufacturing costs, continued free access to markets, customer service, product quality, and currency exchange rates.

Foreign Exchange

We compete within North American markets where product prices are significantly influenced by U.S. dollar exchange rates.

Our foreign exchange exposure arises from the following sources:

- Net Canadian dollar denominated monetary assets and liabilities.
- Committed or anticipated foreign currency transactions, primarily Canadian dollar costs in our Canadian operations.

Our policy is to hedge all significant balance sheet foreign exchange exposures. We may hedge a portion of net Canadian dollar denominated cash flows for periods up to three years in order to reduce the potential negative effect of a strengthening Canadian dollar versus the U.S. dollar.

In 2005, we were negatively impacted by the continued strengthening of the Canadian dollar, with an average exchange rate, relative to the U.S. dollar, of US$0.83 compared to US$0.77 in 2004 on our approximately CAD$300 million net Canadian dollar cash flows. We estimate that each U.S. one cent change in the value of the Canadian dollar impacted annualized after

tax earnings by approximately $3 million in 2005. We estimate that the actual impact of the strengthening Canadian dollar amounted to an $18 million decrease in EBITDA compared to 2004.

There were no Canadian dollar cost hedges outstanding during 2005 or 2004.

Environmental

Our operations are subject to a wide range of general and industry specific environmental laws and regulations relating to air emissions, wastewater discharges, solid and hazardous waste management, plant and wildlife protection, and site remediation.

Compliance with these laws and regulations is a significant factor in our business and we incur, and expect to continue to incur, significant capital and operating expenditures in order to maintain compliance with these laws and regulations. Future events such as changes in environmental laws and regulations, increasingly strict enforcement policies or the discovery of previously unknown contamination or other liabilities relating to our properties, may give rise to additional costs that could require significantly increased capital expenditures which would reduce the funds otherwise available for operations, capital expenditures, future business opportunities or other purposes. For example, the ratification of the Kyoto Protocol by Canada may result in lower limits for the emission of carbon dioxide and other greenhouse gases, which would require us to regulate production or invest in the installation of additional pollution control equipment.

Furthermore, failure by us to comply with applicable environmental and safety laws and regulations, and the permit requirements related thereto, could result in civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of pollution control equipment or remedial actions, any of which could result in significant capital expenditures or reduced results of operations.

SUBSEQUENT EVENTS

On March 7, 2006, Fraser Papers announced a strategic decision to permanently close its pulp mill located in Berlin, New Hampshire. The strategic decision, supported by the Board, is aimed at reducing the Company's exposure to market pulp. The adjacent paper mill in Gorham, New Hampshire will operate on purchased fibre. The strategic decision will allow the Company to focus its pulp production at the Company's pulp mill in Thurso, Quebec and will result in the Company purchasing pulp for its paper mills as opposed to selling excess pulp production into the market.

The closure of the pulp mill is expected to result in severance and other costs of $3 million. As at December 31, 2005, property, plant and equipment includes $40 million, and other assets include $8 million related to this operation. The Company is currently evaluating alternatives for these assets and expects to record a material, non-cash impairment charge related to these assets in the first quarter of 2006.

Subsequent to December 31, 2005, Smart Papers LLC, in which Fraser Papers holds a 40% equity interest (the "Investment"), announced the shut down of one of its manufacturing facilities. Based on the information currently available to the Company, the Company does not believe that there is an other-than-temporary decline in the value of the Investment. However, should new information become available that suggests that an other-than-temporary decline in the value of the Investment exists, there could be a material impairment to the carrying value of the Investment.

CONTROLS AND PROCEDURES

Fraser Papers is committed to providing timely, accurate and balanced disclosure of all material information about the Company. As at December 31, 2005, Fraser Papers' management evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as defined under the rules of Canadian securities regulatory authorities. This evaluation was performed under the supervision and with the participation of the Chief Executive Officer (CEO) and the Chief Administrative Officer (CAO) and was reviewed by our newly appointed Chief Financial Officer ("CFO"). It is our conclusion that such disclosure controls and procedures were effective as at December 31, 2005.

Disclosure controls are procedures designed to ensure that information required to be disclosed in reports filed with securities regulatory authorities is recorded, processed, summarized and reported on a timely basis, and is accumulated and communicated to the Company's management, including the CEO, the CAO and the CFO, as appropriate, to allow timely decisions regarding required disclosure.

FORWARD-LOOKING INFORMATION

This report contains forward-looking information and statements relating but not limited to, operations, anticipated or prospective financial performance, results of operations, business prospects and strategies of Fraser Papers. Examples of such statements included in this document include, but are not limited to, the expected improvements in results following divestitures and other initiatives, expected changes in significant cash flows, strategic and operational intentions and others.

Forward-looking information typically contains statements with words such as "consider", "anticipate", "believe", "expect", "plan", "intend", "likely" or similar words suggesting future outcomes. In addition, forward-looking statements may reflect the outlook on future changes in volumes, prices, costs, estimated amounts and timing of cash flows, or other expectations or beliefs, objectives or assumptions about future events or performance. Readers should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.

The significant risks that could impact our business and our future performance are discussed in our Annual Information Form as well as Fraser Papers' Annual Report and other filings with Canadian securities regulatory authorities. The Company cautions that the list of risks and factors discussed in those documents may not be exhaustive. Readers should consider those risks, as well as other uncertainties and factors and potential events. Although Fraser Papers believes it has reasonable basis for making the forward-looking statements included in this report, readers are cautioned not to place undue reliance on such forward-looking information.

Fraser Papers undertakes no obligation, except as required by law, to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

The "Outlook" sections that follow in this document are based on the Company's views and the actual outcome is uncertain.

OUTLOOK

In 2005, the paper industry experienced significant cost pressures from the rising prices of fibre, energy and chemicals. The continued strength of the Canadian dollar also affected a number of Canadian operations. Those developments have resulted in capacity reductions and announcements, especially in uncoated freesheet grades. These closures may result in an improved pricing environment for uncoated freesheet grades in 2006, to counter the soft demand trends experienced in 2005.

Uncoated freesheet demand fell 4% in 2005 according to industry publications. Electronic substitution and increased usage of hi-bright uncoated groundwood papers have been the major contributors to declining demand. Benchmark pricing for commodity uncoated freesheet, which remained flat in the fourth quarter at $695 per ton, has decreased by 10% over 2004 levels. Less than 25% of our uncoated freesheet production is in commodity grades. We believe our specialty grades are not as susceptible to changes in demand and pricing as commodity grades. We anticipate flat pricing for commodity uncoated freesheet going into 2006. We will continue our efforts to increase our mill net selling prices as a result of aggressive mix improvements.

Demand for uncoated groundwood papers improved 3% in 2005 specifically in the hi-bright groundwood grades, directory and super-calendered grades. We anticipate slightly improved pricing in 2006 mostly as we continue to improve our product mix and increase volumes in the hi-bright groundwood grades.

Demand for coated groundwood declined by 3% in 2005 according to major industry publications. However, disruptions in the marketplace with the Finnish paper industry lockout and a strike at a major producer decreased supply by 7%. Improved pricing in 2005 was mostly the result of those disruptions. We anticipate a marginal decline in pricing in 2006 as supply and demand become more balanced.

Hardwood kraft pulp prices were generally stronger in 2005 relative to 2004. We expect strong demand for hardwood grades, particularly from Asia. However, North American mills compete directly with lower cost capacity in Asia and Latin America. We expect pulp prices to remain flat in 2006.

In the second half of 2005, benchmark lumber prices experienced a decline from the record highs in 2004 and early 2005. Despite solid housing start activity, the increased supply has moderated the market. In 2005, benchmark pricing (ESP Boston, 2x4) has ranged from a low of $371 to a high of $466 and ended at $394 in December. A strong Canadian dollar exacerbates the impact for Canadian producers. We anticipate lower housing starts over the next few years which could lead to lower demand for lumber products.

Following the sale of our New Brunswick timberlands in January 2006, we will have completed the disposition of our freehold timberlands and surfaced considerable value for shareholders. Proceeds from these transactions will be used to grow our business selectively and on a value basis.

In 2006, we will continue to focus our paper operations on specific products and grades where we can develop or maintain sustainable advantage in our competitive markets. Over the past year, we made considerable progress in this regard and our specialty papers now represent approximately 75% of our uncoated freesheet paper sales, up from 72% in 2004. Considering the difficult market environment in which we currently operate, we must continue to employ an extremely cost-conscious, results oriented focus in our daily operations. The goal of the 2006 margin improvement program is to deliver $30 million in benefits compared to 2005.

ADDITIONAL INFORMATION

Additional information relating to the Company, including information contained in our annual information form, can be obtained without charge on our web site at *www.fraserpapers.com* or on SEDAR at *www.sedar.com*.

DEFINITIONS

EBITDA is earnings from continuing operations before interest, income taxes, depreciation and amortization and restructuring charge. EBITDA is presented as a useful indicator of our operating performance. We interpret EBITDA trends as an indicator of relative operating performance.

Net debt is long-term debt including the current portion and bank advances less cash and short-term notes, and is provided as a useful indicator of our financial position.

Free cash flow is defined as cash provided by operations plus the net change in non-cash working capital balances less total capital investments and is provided as a useful measure of our liquidity.

Net debt to net debt plus equity is net debt divided by the sum of net debt and shareholders' equity. Net debt to net debt plus equity is provided as a useful indicator of our financial leverage.

EBITDA	Year Ended December 31,	
($millions)	**2005**	2004
Loss	**$ (29)**	$ (43)
Add: Interest expense	**12**	7
Add: Fees on sale of accounts receivable	**—**	2
Less: Interest income	**(3)**	(1)
Less: Income tax recovery	**(26)**	—
Less: Gain on sale of Maine timberlands	**(46)**	—
Add: Impairment losses	**41**	—
Add: Depreciation	**39**	48
Add: Loss of equity-accounted investee	**8**	—
Add: Restructuring charge	**8**	7
EBITDA	**$ 4**	$ 20

Net Debt	Year Ended December 31,	
($millions)	**2005**	2004
Long-term debt	**$ 150**	$ 1
Current portion of long-term debt	**1**	40
Cash and cash equivalents	**75**	—
Net debt	**$ 76**	$ 41

Free Cash Flow	Year Ended December 31,	
($millions)	**2005**	2004
Cash provided by operating activities	**$ (45)**	$ (69)
Investing activities	**21**	(5)
Free cash flow	**$ (24)**	$ (74)

Management's Responsibility for the Financial Statements

The accompanying consolidated financial statements and other financial information have been prepared by the Company's management, which is responsible for their integrity and objectivity, in accordance with Canadian generally accepted accounting principles. Financial statements are not precise since they include certain amounts based upon estimates and judgements. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances. The financial information presented elsewhere in this annual report is consistent with that in the consolidated financial statements.

Management is responsible for establishing and maintaining adequate internal controls. Fraser Papers maintains internal controls systems, which are designed to permit the accurate and timely preparation of financial statements in accordance with Canadian generally accepted accounting principles.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing the approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and reviews the consolidated financial statements and management's discussion and analysis; considers the report of the external auditors; assesses the adequacy of the internal controls of the Company; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.



Dominic Gammiero
President and Chief Executive Officer



Peter Gordon
Senior Vice President, Finance and Chief Financial Officer

February 6, 2006

Auditors' Report

To the Shareholders of Fraser Papers Inc.

We have audited the consolidated balance sheets of Fraser Papers Inc. as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and Norbord's net investment and the consolidated statements of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Fraser Papers Inc. as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Chartered Accountants

Toronto, Canada
February 6, 2006 *(except as to notes 3 and 21, which are as of March 7, 2006*

Consolidated Balance Sheets

As at December 31 *(US$ millions)*	**2005**	2004
Assets		
Current assets		
Cash and cash equivalents	**$ 75**	$ —
Accounts receivable *(note 7)*	**109**	119
Inventory *(note 8)*	**113**	128
Future income taxes *(note 14)*	**10**	10
	307	257
Property, plant and equipment *(note 9)*		
Paper	**340**	436
Timber *(note 19)*	**19**	52
Other assets *(notes 3 and 10)*	**122**	25
	$ 788	$ 770
Liabilities, Norbord's Net Investment and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	**$ 90**	$ 110
Current debt *(note 11)*	**1**	40
	91	150
Long-term debt *(note 11)*	**150**	1
Other liabilities *(notes 12 and 13)*	**55**	65
Future income taxes *(note 14)*	**46**	73
Shareholders' equity *(note 15)*	**446**	481
	$ 788	$ 770

(See accompanying notes)

On behalf of the Board,



Paul Gagné, CA
Audit Committee Chair



Dominic Gammiero
President and Chief Executive Officer

Consolidated Statements of Operations and Deficit and Norbord's Net Investment

Years ended December 31 *(US$ millions, except per share amounts)*	**2005**	2004
Net sales	**$ 918**	$ 996
Earnings before the following		
Paper	**(8)**	9
Timber	**12**	11
	4	20
Gain on sale of Maine timberlands *(note 2)*	**46**	—
Impairment charges *(notes 4 and 5)*	**(41)**	—
Loss of equity-accounted investee *(note 3)*	**(8)**	—
Restructuring charges *(note 6)*	**(8)**	(7)
Interest Income	**3**	1
Fees on sale of accounts receivable *(note 7)*	**—**	(2)
Interest expense *(note 11)*	**(12)**	(7)
Earnings (loss) before depreciation and income taxes	**(16)**	5
Depreciation	**(39)**	(48)
Income tax recovery *(note 14)*	**26**	—
Loss	**$ (29)**	$ (43)
Loss per share (basic and diluted)	**$ (0.98)**	$ (1.43)
Deficit and Norbord's Net Investment		
Balance, beginning of year	**$ (19)**	$ 548
Loss	**(29)**	(43)
Contribution by Norbord	**—**	103
Future income taxes *(note 14)*	**—**	(44)
Issuance of note payable to Norbord *(note 11)*	**—**	(83)
Transfer to share capital	**—**	(500)
Balance, end of year	**$ (48)**	$ (19)

(See accompanying notes)

Consolidated Statements of Cash Flows

Years ended December 31 *(US$ millions)*	**2005**	2004
Cash provided by (used for):		
Operating Activities		
Loss	**$ (29)**	$ (43)
Items not affecting cash:		
Depreciation	**39**	48
Future income taxes *(note 14)*	**(27)**	(2)
Gain on sale of Maine timberlands *(note 2)*	**(46)**	—
Impairment charges *(notes 4 and 5)*	**41**	—
Loss of equity accounted investee *(note 3)*	**8**	—
Employment benefits plan expense *(note 13)*	**13**	21
Non-cash foreign exchange	**3**	8
Amortization of deferred start-up costs	**4**	4
Employment benefit plan funding *(note 13)*	**(34)**	(23)
Other items	**3**	1
	(25)	14
Net change in non-cash working capital balances *(note 16)*	**(20)**	(83)
	(45)	(69)
Investing Activities		
Capital investments		
Paper	**(49)**	(6)
Timber	**—**	(1)
Investment in lease *(note 18)*	**(15)**	—
Proceeds on sale of Maine timberlands *(note 2)*	**78**	—
Proceeds on sale of paperboard operations and other assets *(note 4)*	**7**	—
Other	**—**	2
	21	(5)
Financing Activities		
Contribution by Norbord	**—**	101
Issuance of long-term debt *(note 11)*	**185**	83
Repayment of long-term debt *(note 11)*	**(75)**	(126)
Debenture issue costs *(note 10)*	**(5)**	—
Share repurchases *(note 15)*	**(6)**	—
	99	58
Increase (decrease) in cash and cash equivalents	**$ 75**	$ (16)

(See accompanying notes)

Notes to the Consolidated Financial Statements

(US$ millions)

In these notes "Fraser Papers" means Fraser Papers Inc. and all of its consolidated subsidiaries and affiliates for periods subsequent to June 30, 2004 and the Fraser Papers division of Norbord for periods up to June 30, 2004, and "Company" means Fraser Papers Inc. as a separate corporation. "Norbord" means Norbord Inc. or any of its consolidated subsidiaries. "Brookfield" means Brookfield Asset Management Inc, formerly Brascan Corporation, (a related party by virtue of a significant shareholding in the Company) or any of its consolidated subsidiaries.

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

On June 30, 2004, Nexfor Inc. completed a reorganization whereby, among other things it transferred its interest in its paper, sawmill and timber assets to Fraser Papers and then distributed the shares in the Company to its shareholders. Nexfor Inc. then changed its name to Norbord Inc. Fraser Papers became a separate publicly traded company governed by the Canada Business Corporations Act ("CBCA"). This distribution was affected by way of a plan of arrangement under the CBCA (the "Arrangement"). Norbord common shareholders effectively received one share of the Company, for each five shares of Norbord held.

These consolidated financial statements include the accounts of the Company and all of its subsidiaries and have been prepared using the same accounting policies and methods as the combined financial statements of the Fraser Papers division of Norbord ("the Division") for the period from January 1, 2004 to June 30, 2004. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

For periods prior to June 30, 2004 the consolidated financial statements were prepared from the books and records of the Division. The financial results of the Division include the administrative costs associated with managing the Paper and Timber segments of Norbord. These include office rents, selling costs and divisional personnel and travel costs. Certain expenses in the consolidated financial statements for periods prior to June 30, 2004 represent inter-company allocations for services, such as tax and treasury, provided by Norbord.

Income taxes for periods prior to June 30, 2004 have been recorded at statutory rates based on income as reported in the consolidated statements of operations as though the Division was a separate tax paying entity. Income taxes payable in respect of the components which were not historically separate tax paying legal entities have been included in Norbord's net investment. Future income taxes have been presented in the consolidated balance sheet for each temporary difference between the financial reporting and tax bases of the assets and liabilities. In addition, future tax assets have been recognized to the extent that they would have been realized as though the Division was a separate tax paying entity.

Earnings per share for the period from January 1, 2004 to June 30, 2004 are based on the assumption that the 30,111,976 common shares issued as a result of the Arrangement were issued and outstanding during that period.

Norbord's net investment in the Division included certain interest-bearing loans which were repaid at the time of the Arrangement. Interest expense recorded in the consolidated statements of operations for periods prior to June 30, 2004 includes interest expense associated with these loans.

As a result of the basis of presentation described above, the consolidated statements of operations for periods prior to June 30, 2004 may not necessarily be indicative of the revenues and expenses that would have resulted had the Division operated as a stand-alone entity during those periods.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses during the period. Significant estimates include the determination of the carrying value and useful lives of property, plant and equipment, provisions for employee future benefits and future income tax assets and liabilities. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consists of cash in the bank and short-term deposits with a term to maturity of less than ninety days. Cash and cash equivalents are recorded at cost, which approximates their fair value.

Valuation of Inventories

Inventories of raw materials and operating supplies are valued at the lower of average cost and replacement cost or net realizable value. Inventories of manufactured products are valued at the lower of average cost, which includes all direct production costs and an allocation of overhead costs incurred at production facilities, and net realizable value.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and are depreciated on a straight-line basis. The rates of depreciation are intended to fully depreciate manufacturing and non-manufacturing assets over the following periods which approximate their useful lives:

Buildings	20 to 40 years
Sawmills and lumber production equipment	10 to 15 years
Paper and pulp mill machinery and production equipment	20 years
Logging machinery and equipment	4 to 10 years

Silviculture costs on owned timberlands are capitalized. Depletion of timber is recorded in a systematic manner based on the utilization of timber resources. Interest costs on major capital projects are capitalized during construction. Costs, net of revenues, incurred during the start-up period of major capital projects are deferred as other assets and amortized over the first three years of the life of the project.

Employee Future Benefits

Fraser Papers sponsors various defined benefit and defined contribution pension plans, which cover substantially all employees and are funded in accordance with applicable plan and regulatory requirements. The benefits under Fraser Papers' defined benefit pension plans are generally based on an employee's length of service and the final five years' average salary. The plans do not provide for indexation of benefit payments. Hourly employees are generally members of negotiated plans. Fraser Papers also provides non-pension post-retirement benefits to certain eligible retirees, consisting of medical and dental benefits, which are funded on a "pay-as-you-go" basis.

The measurement date for all defined benefit plans is December 31. The obligations associated with Fraser Papers' defined benefit plans are actuarially valued using the projected unit credit method pro rated on pensionable services, management's best estimate assumptions for expected investment performance, salary escalation, health care cost trend rates, expected mortality rates and a current market discount rate. For the purpose of calculating the expected return on plan assets, those assets are measured at fair value. Prior service costs related to plan amendments and transitional assets are amortized on a straight-line basis over the estimated average remaining service lives ("EARSL") of the employee groups. The net actuarial gains or losses in excess of 10% of the greater of the accrued benefit obligation and the fair value of plan assets are amortized on a straight-line basis over EARSL.

Asset Retirement Obligations

Fraser Papers' asset retirement obligations relate primarily to closure costs for landfill sites in the Paper segment. The liability associated with these sites is reduced as these obligations are paid and the asset associated with these obligations is depreciated over the estimated useful life of the related facility. Revisions to the liability could occur due to changes in the estimated costs or timing of closures or possible new regulations affecting these closures.

Revenue Recognition

Net sales are net of freight costs, commissions, discounts and rebates to customers and are recognized when the title and risks of ownership pass to the purchaser. This generally occurs when goods are shipped. Sales are governed by standard industry terms and in some cases by contract. Revenue is not recognized prior to completion of all terms.

Translation of Foreign Currencies

The United States dollar is the reporting currency of Fraser Papers and the functional currency of all of its operations.

Canadian dollar-denominated monetary assets and liabilities are translated at the rate of exchange prevailing at year end. Gains or losses on translation of these items are included in the consolidated statements of operations. Gains or losses on transactions that hedge these items are also included in the consolidated statements of operations.

Gains or losses on derivative financial instruments that serve to hedge future Canadian dollar-denominated costs are recognized at their settlement dates and are included in cost of sales.

Stock-based Compensation

The Company has a stock-based compensation plan, which is described in Note 15. The Company accounts for stock options using the fair value method. Under this method, compensation expense for stock options is measured at fair value at the grant date using the Black-Scholes valuation model and is recognized over the estimated life of the options granted.

The Company has two deferred share unit plans which provide certain directors and senior officers of the Company with an opportunity to invest a portion of their compensation in deferred stock units. Deferred stock units can be subject to vesting periods at the discretion of the Board of Directors. Payments under the plans are made in cash only. The expense associated with these stock units is recognized over the vesting period. The liability associated with these plans is recorded based on the current market price of the vested units.

Financial Instruments

The fair values of financial instruments approximate their carrying values, except where disclosed elsewhere in these notes. Fair values disclosed are determined using actual quoted market prices or, if not available, indicative prices based on similar publicly traded instruments.

Fraser Papers uses derivative financial instruments to manage its foreign currency and commodity price exposures. Fraser Papers does not use derivative financial instruments for speculative purposes. All hedging relationships, risk management objectives and hedging strategies are formally documented and periodically assessed as to whether changes in the value of derivatives are highly effective in offsetting changes in the fair values or cash flows of hedged items.

Realized and unrealized gains and losses on derivative financial instruments designated as hedges for accounting purposes are treated in the same manner as gains and losses on the underlying item being hedged.

Gains and losses on forward foreign exchange contracts that serve to hedge Canadian dollar-denominated net monetary assets or liabilities are recognized in cost of sales, with the fair value of the forward foreign exchange contract accrued in other assets. These contracts are generally short-term in nature. As such, any forward premium or discount is recognized at maturity of the contract in cost of sales.

Gains or losses on futures or swap contracts that serve to hedge the future selling prices for certain of our products are not recognized in net sales until the occurrence of the hedged transaction when the products are sold. The fair value of a hedging instrument that has been recognized in net sales and has not yet settled is accrued in accounts receivable or accounts payable and accrued liabilities.

NOTE 2. SALE OF MAINE TIMBERLANDS

On May 19, 2005 Fraser Papers completed the sale of approximately 240,000 acres of timberlands in Maine (the "Maine Timberlands") for net proceeds of $78. The sale resulted in a pre-tax gain of $46. Fraser Papers has entered into an agreement with the purchaser whereby Fraser Papers has the right to purchase fibre from the purchaser for 20 years at prevailing market prices. The amount of fibre available to Fraser Papers under the agreement will approximate its historical usage from the Maine Timberlands.

NOTE 3. SALE OF MIDWEST OPERATIONS

On February 18, 2005, Fraser Papers sold a production facility in Park Falls, Wisconsin, a leased distribution facility in West Chicago, Illinois and related net assets (collectively, the "Midwest Operations"). The results of operations and cash flows of the Midwest Operations are included in the consolidated financial statements up to the date of sale. Results of operations for the first quarter of 2005 included net sales of $17, loss before interest, income taxes and depreciation of $3 and depreciation expense of $1.

As consideration for these net assets, Fraser Papers received a 40% common equity interest in Smart Papers LLC (the "Investment"), the purchaser of the Midwest Operations. The transaction has been accounted for at fair value with fair value based on the value of the Investment and there was no resulting gain or loss. The agreement governing the sale of these assets includes standard representations, warranties and indemnities for transactions of this nature. However, any breach of any warranty or claim under an indemnity could result in an increase or decrease in Fraser Papers' percentage of ownership.

At December 31, 2005 the net book value of the Investment, after losses of equity accounted investee, including amortization of fair value increments, is $74 and is included in other assets (Note 10).

The net assets sold to Smart Papers LLC consisted of:

Operating working capital	$ 23
Property plant and equipment	61
Other liabilities	(2)
	$ 82

Certain liabilities of the Midwest Operations were retained by Fraser Papers and consist primarily of employment, pension and post-retirement obligations related to past service. In addition, the Company has effectively provided financial guarantees for certain obligations of the Midwest Operations under operating leases, purchase contracts and landfill operations. Management estimates that these financial guarantees total $15.

Subsequent to December 31, 2005, Smart Papers LLC shut down one of its manufacturing facilities. Based on the information currently available to the Company, the Company does not believe that there is an other-than-temporary decline in the value of the Investment. However, should new information become available that suggests that an other-than-temporary decline in the value of the Investment exists, there could be a material impairment to the carrying value of the Investment.

NOTE 4. SALE OF PAPERBOARD OPERATIONS AND OTHER ASSETS

On October 4, 2005, Fraser Papers sold its paperboard operations (the "Paperboard Operations") for proceeds of $5. In addition, the Company sold two other non-core assets for total proceeds of $2. There were no gains recorded on these sales.

Prior to the sale of its Paperboard Operations, the Company recorded an impairment charge of $1 on the basis of receiving a firm offer to purchase the Paperboard Operations.

NOTE 5. IMPAIRMENT CHARGE FOR THURSO PULP MILL

During the second quarter of 2005, the Company recorded a pre-tax, non-cash impairment charge of $40 against the assets of its pulp mill in Thurso, Quebec. The Company performed an impairment review and considered the continued strength of the Canadian dollar, increasing input costs and significant worldwide pulp capacity additions, which have negatively affected the long-term profitability of this operation, to be indicators that the carrying amount of these assets may not be fully recoverable. As a result, the Company recorded an impairment charge equal to the amount by which the carrying value of the assets exceeded their fair value. The fair value of the assets was determined using a discounted cash flow analysis of the long-term projected operating results of the mill.

NOTE 6. RESTRUCTURING CHARGES

As a result of the sale of its Paperboard Operations, the Company reduced its workforce by 98 positions at its mill in Edmundston, New Brunswick. The elimination of these positions resulted in a restructuring charge of $8 consisting of severance and early retirement costs of $5 and a non-cash charge for pension and non-pension post-retirement benefits of $3.

In 2004, Fraser Papers recorded restructuring charges representing the costs associated with downsizing at a number of Fraser Papers' locations. The total charges relate to a workforce reduction of 190 positions and include severance, early retirement and other costs of $6 and non-cash pension and non-pension post-retirement benefits related charges of $1.

At December 31, 2005 restructuring reserves of $8 (2004 – $4) were included in accounts payable, accrued liabilities and other liabilities. Total charges of $4 were applied against the restructuring reserves in 2005.

NOTE 7. ACCOUNTS RECEIVABLE

Prior to the Arrangement, the Division sold a portion of its third party trade accounts receivable to a wholly-owned subsidiary of Norbord.

NOTE 8. INVENTORY

	2005	2004
Raw materials	**$ 32**	$ 32
Finished goods	**48**	63
Operating and maintenance supplies	**33**	33
	$ 113	$ 128

NOTE 9. PROPERTY, PLANT AND EQUIPMENT

At December 31, 2005, property, plant and equipment and related accumulated depreciation are as follows:

	Cost	Accumulated Depreciation	Net Book Value 2005	2004
Pulp and paper mills	$ 941	$ (634)	**$ 307**	$ 397
Sawmills	113	(80)	**33**	39
Timber and timberlands	*40*	(21)	**19**	52
	$ 1,094	$ (735)	**$ 359**	$ 488

NOTE 10. OTHER ASSETS

At December 31, 2005, other assets consist of the following:

	2005	2004
Investment in Smart Papers *(note 3)*	**$ 74**	$ —
Investment in lease *(note 18)*	**14**	—
Investment in Katahdin Paper Company LLC *(note 18)*	**11**	11
Pension plans *(note 13)*	**11**	—
Deferred start-up costs	**8**	12
Debt issuance costs	**4**	—
Other	**—**	2
	$ 122	$ 25

Deferred start-up costs relate to Fraser Papers' Berlin-Gorham operation and are being amortized over three years.

Debt issuance costs relate to the issuance of $150 of 8.75% senior, unsecured notes and fees and expenses related to the revolving credit facility and are being amortized over the terms of these facilities (Note 11).

NOTE 11. DEBT

On March 17, 2005, the Company issued $150 senior, unsecured notes. The notes bear interest at 8.75% and are due in 2015. The indenture agreement governing the notes contains certain covenants, the more significant of which include restrictions on the incurrence of additional indebtedness, sale of assets, mergers, creation of liens, payment of dividends and repurchase of the Company's shares.

Fraser Papers has a committed revolving credit facility of $50. The facility matures in June 2007 and bears interest at market rates. Borrowings under the facility are secured by a first charge against accounts receivable and inventory. At December 31, 2005, $35 (2004 – $32) of this facility was utilized, all of which was in the form of letters of credit to certain creditors.

Current portion of long-term debt includes $1 of non-interest bearing debt which matures in 2006. The outstanding principal will be forgiven on May 1, 2006 if Fraser Papers continues to fulfill certain requirements.

At December 31, 2004, the Company's borrowings included $40 under an $83 revolving credit facility with Brookfield which bore interest at market rates. During the first quarter of 2005, the Company borrowed an additional $35 under the facility. On issuing the 8.75% senior, unsecured notes, the Company repaid all amounts outstanding under the facility and the facility was cancelled.

Total cash interest paid in 2005 was $7 (2004 – $7) including $1 paid to Brookfield (2004 – $1) and nil paid to Norbord (2004 – $6).

On June 30, 2004, the Company issued a note payable to Norbord for $83, as part of the Arrangement. On September 30, 2004, the Company entered into the $83 revolving credit facility with Brookfield and used the proceeds to repay the amounts owing Norbord.

NOTE 12. OTHER LIABILITIES

	2005	2004
Post-retirement benefit plans *(note 13)*	**$ 43**	$ 48
Pension plans *(note 13)*	**—**	4
Asset retirement obligations	**9**	10
Deferred revenue and other	**3**	3
	$ 55	$ 65

Asset retirement obligations relate primarily to closure costs and post-closure maintenance costs for landfills in the Paper segment. The obligations represent estimated future payments of $25 which have been discounted at an average rate of 8%. Total accretion expense for the year related to asset retirement obligations was $1 (2004 – $1). The decrease from disposed operations and expenses applied against the reserve amounts to $2. In addition to the asset retirement obligations recorded, Fraser Papers may have other obligations in the event of a permanent shutdown of any of its operations. However, these plant assets have indeterminate lives and, therefore, the associated asset retirement obligations are not reasonably estimable and liabilities cannot be established.

NOTE 13. EMPLOYEE BENEFIT PLANS

Pension Plans

Fraser Papers has a number of pension plans, participation in which is available to substantially all employees after periods of up to two years of continuous service. Fraser Papers' obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations, which are required every three years for Canadian plans and every year for U.S. plans. Information about these plans is as follows:

	2005	2004
Change in Accrued Benefit Obligation During the Year:		
Accrued benefit obligation, beginning of year	**$ 498**	$ 464
Employee contributions	**2**	2
Current service cost	**7**	7
Interest on accrued benefit obligation	**29**	28
Benefits paid	**(42)**	(34)
Net actuarial loss	**75**	7
Plan amendments	**10**	—
Divested operations *(notes 3 and 6)*	**(3)**	—
Foreign currency exchange rate impact	**14**	24
Accrued benefit obligation, end of year[1]	**$ 590**	$ 498
Change in Plan Assets During the Year:		
Plan assets, beginning of year	**$ 390**	$ 346
Actual return on plan assets	**26**	38
Employer contributions	**30**	20
Employee contributions	**2**	2
Benefits paid	**(42)**	(34)
Foreign currency exchange rate impact	**9**	18
Plan assets, end of year[1]	**$ 415**	$ 390
Reconciliation of Funded Status:		
Accrued benefit obligation	**$ 590**	$ 498
Plan assets	**415**	390
Accrued benefit obligation in excess of plan assets	**(175)**	(108)
Unamortized net actuarial loss	**185**	109
Unamortized prior service costs	**9**	4
Unamortized net transitional asset	**(8)**	(9)
Net accrued benefit asset (liability)	**$ 11**	$ (4)

(1) All plans have accrued benefit obligations in excess of plan assets before unamortized amounts.

The net actuarial loss of $75 is primarily the result of changes in actuarial assumptions. A reduction in the discount rate used to discount the accrued benefit obligations resulted in an actuarial loss of $37. A change to more current mortality tables resulted in an actuarial loss of $30.

	2005	2004
Components of Net Pension Expense:		
Current service cost	**$ 7**	$ 7
Interest on accrued benefit obligation	**29**	28
Actual return on plan assets	**(26)**	(38)
Net actuarial loss	**75**	7
Plan Amendments	**10**	—
Divested operations *(note 6)*	**3**	3
Difference between actual and expected return on plan assets	**(6)**	10
Difference between actual and recognized net actuarial loss	**(69)**	(2)
Difference between actual and recognized prior service costs	**(8)**	1
Amortization of net transitional asset	**(1)**	(1)
Net periodic pension expense	**$ 14**	$ 15
Significant Weighted-Average Actuarial Assumptions:		
Used in calculation of net periodic pension expense for the year:		
Discount rate	**5.75%**	6.09%
Expected long-term rate of return on plan assets	**8.00%**	8.00%
Rate of compensation increase	**3.75%**	3.84%
Used in calculation of accrued benefit obligation, end of year:		
Discount rate	**5.14%**	5.75%
Rate of compensation increase	**3.75%**	3.75%

The weighted average asset allocation of Fraser Papers' defined benefit pension plan assets is as follows:

Asset category:		
Equity investments	**73%**	72%
Fixed income investments	**27%**	28%
Total assets	**100%**	100%

Cost of sales includes $3 (2004 – $3) related to contributions to Fraser Papers' defined contribution pension plans.

Post-retirement Benefit Plans

Fraser Papers funds health care benefits costs on a pay-as-you-go-basis. Fraser Papers' obligations under its post-retirement benefit plans are determined periodically through actuarial valuations, which are conducted no less frequently than every three years. Information about these plans is as follows:

	2005	2004
Change in Accrued Benefit Obligation During the Year:		
Accrued benefit obligation, beginning of year	**$ 66**	$ 66
Current service cost	**1**	1
Interest on accrued benefit obligation	**3**	4
Benefits paid	**(4)**	(3)
Net actuarial loss	**10**	2
Plan amendment	**(13)**	(5)
Restructuring *(note 6)*	**—**	(1)
Foreign currency exchange rate impact	**1**	2
Accrued benefit obligation, end of year	**$ 64**	$ 66
Reconciliation of Funded Status:		
Accrued benefit obligation	**$ 64**	$ 66
Plan assets	**—**	—
Accrued benefit obligation in excess of plan assets	**(64)**	(66)
Unamortized net actuarial loss	**31**	22
Unamortized prior service cost	**(10)**	(4)
Net accrued benefit liability	**$ (43)**	$ (48)

	2005	2004
Components of Net Post-retirement Benefit Expense:		
Current service cost	**$ 1**	$ 1
Interest on accrued benefit obligation	**3**	4
Plan amendment	**(13)**	(5)
Net actuarial loss	**10**	2
Difference between actual and recognized net actuarial loss	**(9)**	(1)
Difference between actual and recognized prior service losses	**10**	5
Divested operations *(note 3)*	**(3)**	—
Net periodic post-retirement benefit expense (income)	**$ (1)**	$ 6
Significant Weighted-Average Actuarial Assumptions:		
Used in calculation of net periodic pension expense for the year:		
Discount rate	**5.75%**	6.17%
Rate of compensation increase	**3.75%**	3.92%
Used in calculation of accrued benefit obligation, end of year:		
Discount rate	**5.14%**	5.75%
Rate of compensation increase	**3.75%**	3.75%
Health care cost trend rate used in calculation of accrued benefit obligation, end of year:		
Initial rate	**10.00%**	10.62%
Ultimate rate	**5.00%**	5.00%
Year ultimate rate reached	**2014**	2012
Sensitivity to change in health care cost trend rate, for year ended December 31, 2005:	**1% increase**	1% increase
Impact on net periodic post-retirement benefit expense	**1**	1
Impact on accrued benefit obligation	**8**	8

NOTE 14. INCOME TAXES

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the amounts used for income tax purposes.

Significant components of the provision for recovery of income taxes are as follows:

	2005	2004
Current tax expense	**$ (1)**	$ (2)
Future income tax recovery	**27**	2
Income tax recovery	**$ 26**	$ —

The differences between income taxes computed using statutory tax rates and income tax as recorded are as follows:

	2005	2004
Loss before income taxes	**$ (55)**	$ (43)
Tax recovery at combined statutory rates	**19**	15
Effect of:		
Rate differences on foreign activities	**1**	7
Foreign exchange and other	**8**	(1)
Change in valuation allowance	**(2)**	(21)
Income tax recovery	**$ 26**	$ —

The income tax effects of temporary differences that give rise to future income taxes are as follows:

	2005	2004
Benefit of tax loss carry forwards	**$ 14**	$ 5
Post-employment benefits	**12**	20
Other future income tax assets	**10**	10
Other future income tax liabilities	**(8)**	—
Property, plant and equipment	**(57)**	(93)
Future income taxes	**$ (29)**	$ (58)
Less: Valuation allowance	**(7)**	(5)
Future income taxes, net	**$ (36)**	$ (63)
Represented by:		
Current future income tax asset	**$ 10**	$ 10
Long-term future income tax liability	**(46)**	(73)
	$ (36)	$ (63)

The benefit of tax loss carry-forwards includes the benefit of $17 (2004 – $11) of net operating losses in the United States which expire in 2024. A valuation allowance of $7 (2004 – $5) has been provided against the benefit of these losses as it is not more likely than not that they will be realized. The Company has $21 of loss carry-forwards in Canada which expire in 2011.

Income or income-related taxes of $7 (2004 – $1) were paid during the year of which $6 are classified as income tax recoverable as at December 31, 2005 and are included in accounts receivable.

Under the Arrangement, the benefits associated with tax loss carry-forwards, investment tax credits and other temporary differences previously included in the accounts of the Division were transferred to Norbord. This resulted in a $44 increase in future income tax liabilities.

NOTE 15. SHAREHOLDERS' EQUITY

	2005	2004
Common shares – 29,509,876 outstanding (2004 – 30,111,976)	**$ 490**	$ 500
Contributed surplus	**4**	—
Deficit	**(48)**	(19)
	$ 446	$ 481

The authorized capital stock of the Company consists of an unlimited number of Class A preferred shares, Class B preferred shares, non-voting participating shares and common shares. Under the Arrangement, the Company issued 30,111,976 common shares in 2004. There were no other classes of shares outstanding at December 31, 2005 and 2004. The weighted average number of common shares outstanding used for calculating loss per share was 29,728,060 for 2005 (2004 – 30,111,976).

During 2005, the Company repurchased a total of 602,100 shares at a weighted-average price of CAD$12.79 per share for total consideration of $6. As the purchase price was below the stated value of the common shares, the transactions resulted in a decrease of common stock of $10 and contributed surplus of $4.

During 2005, the Board of Directors granted certain officers of the Company options to purchase 30,000 shares of the Company at CAD$14.59 per share. Total options outstanding at December 31, 2005 were 245,000, with a weighted average exercise price of CAD$16.22 (2004 – 215,000 at CAD$16.45). These options have a ten year life and vest evenly over five years. Total compensation expense in each of 2004 and 2005 related to these options was less than $1. Outstanding options had no dilutive effect on loss per share.

NOTE 16. CHANGE IN NON-CASH WORKING CAPITAL

The net change in non-cash working capital balances comprises the following:

	2005	2004
Cash provided by (used for):		
Accounts receivable	**$ 7**	$ (55)
Inventory	**(15)**	(13)
Accounts payable and accrued liabilities	**(12)**	(15)
	$ (20)	$ (83)

NOTE 17. COMMITMENTS AND CONTINGENCIES

Countervailing Duty and Anti-dumping Duty

The U.S. International Trade Commission ("ITC") has imposed countervailing duties ("CVD") and anti-dumping duties ("ADD") on Canadian lumber exported to the U.S. Fraser Papers' New Brunswick mills are subject to ADD. In 2005 the total paid for these duties is $3 (2004 – $6). As at December 31, 2005, Fraser Papers has paid total duties of $15 since the introduction of the duties.

Fraser Papers and other Canadian forest product companies, the Canadian Federal Government and Canadian provincial governments categorically deny the U.S. allegations. Decisions by various trade bodies have lowered the CVD rates and ADD rates from those initially established. Notwithstanding the rates established in the investigations, the final liability for the assessment of CVD and ADD will not be determined until the appeal process is complete or a negotiated settlement is reached.

Foreign Exchange Hedges

As at December 31, 2005, the Company has entered into forward foreign exchange contracts of CAD$70 (2004 – CAD$109), which are designated as a hedge against certain Canadian dollar-denominated monetary liabilities. The consolidated statements of operations include a realized gain of $2 (2004 – $5) on matured monetary liability hedges and an unrealized loss of less than $1 (2004 – gain of $2) on outstanding hedges. These realized and unrealized gains or losses are offset by realized and unrealized losses on the monetary liabilities being hedged.

Commodity Hedges

Fraser Papers has entered into a pulp swap to deliver 24,000 tonnes of market pulp through December 2006 at an average price of $574 per tonne. This swap effectively fixes the selling price on a portion of Fraser Papers' production and is designated as a hedge of a portion of future pulp sales. The unrealized loss on this hedge was $2 at December 31, 2005 (2004 – $9).

During the year, Fraser Papers entered into lumber futures contracts for 31 million board feet of lumber (MMfbm) (2004 – 72 MMfbm). These contracts effectively fix the selling price for lumber delivered on the expiry date and were designated as a hedge of a portion of future lumber sales. During the year, Fraser Papers realized no gains (2004 – $1) on these contracts. There were contracts for 13 million board feet outstanding on December 31, 2005 (2004 – nil). The unrealized losses on these contracts were less than $1.

Guarantees

Norbord provided guarantees for certain obligations of Fraser Papers under a financial commitment agreement (the "FCA"). These guarantees were previously obligations of the Division. At December 31, 2005, the maximum potential amount of the obligations guaranteed was estimated to be $13.

Under the initial terms of the FCA, Fraser Papers agreed to provide letters of credit or other acceptable collateral to secure any guarantees outstanding on December 27, 2005. During 2005, the FCA was amended such that Fraser Papers will be required to provide letters of credit or other acceptable collateral to secure any guarantees outstanding on December 27, 2006. As security for these ongoing financial commitments to Fraser Papers, Norbord has the right, at any time, to require Fraser Papers to provide a fixed first charge security interest over Fraser Papers' manufacturing facilities.

Other

Fraser Papers has entered into various commitments for the future supply of operating services and materials. Commitments under operating leases and other obligations for which the cash flows are fixed or determinable at December 31, 2005, are:

2006	$ 36
2007	16
2008	16
2009	7
2010	6
Subsequent	7
	$ 88

NOTE 18. RELATED PARTY TRANSACTIONS

As a result of the Arrangement, Fraser Papers has a number of relationships with Brookfield and Norbord. Transactions with these related parties not described elsewhere in these notes included:

Fraser Papers purchases certain of its electricity from Brookfield. During 2005, Fraser Papers purchased $8 (2004 – $10) of electricity from Brookfield. Included in accounts payable and accrued liabilities is $1 (2004 – $1) owing to these related parties.

Fraser Papers purchases certain of its fibre requirements from Brookfield. During 2005, Fraser Papers purchased $10 (2004 – $5) of wood fibre and pulp from Brookfield. Included in accounts payable and accrued liabilities is $1 (2004 – $1) owing to these related parties.

During 2005, Fraser Papers exercised its option to acquire a 25-megawatt cogeneration plant in Berlin, New Hampshire for $34 from Brookfield. Prior to the acquisition, Fraser Papers purchased all of the output of this facility under a tolling agreement. By acquiring this facility, Fraser Papers removed Norbord from its guarantee of amounts owing under the tolling agreement.

Fraser Papers has invested in convertible, term, preferred units of Katahdin Paper Company LLC ("Katahdin"), a wholly owned subsidiary of Brookfield. Katahdin operates two paper mills in Maine. The units earn a preferential cumulative distribution of 5% per annum and are convertible into common equity units of Katahdin at a price based on a pre-determined formula. Cumulative distributions accrued on this investment amount to $1. The investment is accounted for using the cost method and is included in other assets.

Fraser Papers has leased certain productive equipment owned by Katahdin. The amount of the lease payments are determined with reference to the profits generated by those assets such that all of the profits earned by Fraser Papers on those assets, net of a management fee, are remitted to the lessor as a lease payment. During 2005 Fraser Papers earned a management fee of $7 from Katahdin (2004 – $5). Included in accounts receivable is $2 of accounts receivable from Katahdin. During 2005, Fraser Papers sold less than $1 of goods and services to Katahdin.

During the fourth quarter of 2005, the Company outsourced the management of its New Brunswick timberlands to Brookfield. Management fees charged during the year amounted to less than $1.

Fraser Papers paid less than $1 (2004 – less than $1) to Brookfield for rent.

Brookfield has provided the Company with a facility with a notional amount of $150 to enter into forward foreign exchange contracts as part of the Company's hedging activities. At December 31, 2005, the Company has entered into forward foreign exchange contracts of CAD$70 (2004 – CAD$109) under this facility.

Fraser Papers paid Norbord less than $1 for administrative services for the years ended December 31, 2005 and 2004.

During 2005, Fraser Papers sold $4 of pulp to Smart Papers, a company in which Fraser Papers owns a 40% equity interest, in the period subsequent to the sale of the Midwest Operations.

Fraser Papers leases a boiler to Smart Papers. The lease runs through 2014 and is considered a direct financing lease due primarily to the ability of Smart Papers to purchase the boiler at the end of the lease term for a nominal amount. Lease payments of $2 due in the next twelve months are included in accounts receivable. Lease payments due beyond one year of $14 are included in other assets. Unearned finance income of $1 will be recorded in earnings over the life of the lease. By acquiring this boiler, Fraser Papers removed Norbord from its guarantee of amounts owing under the lease.

All related party transactions are recorded at the exchange amount.

NOTE 19. SUBSEQUENT EVENT – SALE OF TIMBERLANDS ASSETS

On January 31, 2006, the Company sold its timberland assets in New Brunswick to Acadian Timber Income Fund ("Acadian" or the "Fund"). Acadian is a newly formed income fund which financed the acquisition through an initial public offering of equity securities and the issuance of bank debt. The Company was the promoter of the Fund.

Net proceeds were $125, including $94 in cash. The proceeds included $31 of securities which are convertible into 3,613,780 units of the Fund, representing a 22% interest in the Fund on a fully diluted basis. These securities are entitled to the same rights as units of the Fund and are entitled to cash distributions from the Fund. The Company will account for its investment using the equity method. The Company expects to record a gain on the sale in the first quarter of 2006.

Fraser Papers has entered into an agreement with Acadian whereby Fraser Papers will have the right to purchase fibre for 20 years at prevailing market prices. The amount of fibre available to Fraser Papers under the agreement will approximate its historical consumption from its New Brunswick timberlands.

Certain liabilities of the New Brunswick timberlands were retained by Fraser Papers consisting primarily of employment, pension and post-retirement obligations related to past service.

NOTE 20. SEGMENTED INFORMATION

Fraser Papers has two reportable segments:

(i) Paper, comprised of the paper, pulp and sawmill operations; and

(ii) Timber, comprised of the Maine and New Brunswick timberland operations.

In determining its reportable segments, Fraser Papers considers that it is an integrated producer of paper and pulp as its principal business. Management considers that its sawmill operations are an integral part of the paper operations. One of the key functions of the sawmills is to provide fibre in the production of pulp and paper and they therefore are considered part of the Paper segment. Management has determined that its timberlands operations have unique operational and financial characteristics and are managed differently.

Certain administration costs are allocated to the segments based on, among other things, the approximate amount of administrative resources expended on the segment.

As described elsewhere in these notes, Fraser Papers sold its timberlands in 2005 and 2006. Concurrent with those sales Fraser Papers entered into fibre supply agreements with the purchasers, whereby Fraser Papers has the right to purchase fibre from the purchasers for a period of 20 years at prevailing market rates. The amount of fibre available to Fraser Papers under both agreements is expected to approximate its historical usage from the sold lands.

Fraser Papers operates principally in Canada and the United States.

Operating Segments

	Paper	Timber	Inter-segment	Combined Total
2005				
Net sales	**$ 874**	**$ 74**	**$ (30)**	**$ 918**
Less: Cost of sales	**882**	**62**	**(30)**	**914**
Earnings before interest, income taxes, depreciation, restructuring charges and other	**(8)**	**12**	**—**	**4**
Depreciation	**(38)**	**(1)**	**—**	**(39)**
Restructuring charge	**(8)**	**—**	**—**	**(8)**
Operating loss	**$ (54)**	**$ 11**	**$ —**	**$ (43)**
Assets				
Segmented	**$ 657**	**$ 28**	**$ (3)**	**$ 682**
Non-segmented				**31**
Cash				**75**
Total assets				**$ 788**
Capital investments	**$ 49**	**$ —**		**$ 49**
2004				
Net sales	$ 952	$ 85	$ (41)	$ 996
Less: Cost of sales	943	74	(41)	976
Earnings before interest, income taxes, depreciation, restructuring charges and other	9	11	—	20
Depreciation	(47)	(1)	—	(48)
Restructuring charge	(7)	—	—	(7)
Operating loss	$ (45)	$ 10	$ —	$ (35)
Assets				
Segmented	$ 699	$ 64	$ (3)	$ 760
Non-segmented				10
Cash				—
Total assets				$ 770
Capital investments	$ 6	$ 1		$ 7

Geographic Segments

Net sales by geographic segment are determined based on the country of shipment.

	Net Sales		Property, Plant and Equipment	
	2005	2004	**2005**	2004
United States	**$ 678**	$ 778	**$ 203**	$ 274
Canada[1]	**240**	218	**156**	214
Combined total	**$ 918**	$ 996	**$ 359**	$ 488
(1) Export Sales included in total	**$ 147**	$ 117		

NOTE 21. SUBSEQUENT EVENT

On March 7, 2006, the Company announced the permanent closure of its pulp mill in Berlin, New Hampshire. The closure of the mill will result in severance and other costs of $3. As at December 31, 2005, property, plant and equipment includes $40 and other assets include $8 related to this operation. The Company is currently evaluating alternatives for these assets and expects to record a material, non-cash impairment charge related to these assets in the first quarter of 2006.

NOTE 22. COMPARATIVE FIGURES

Certain comparative figures have been reclassified from those previously presented to conform to the current year's presentation.

RECEIVED

2006 APR 17 A 11:42

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: Fraser Papers Inc.

Financial Year Ending, used in calculating the participation fee: December 31, 2005

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:

Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		29,509,876	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	$11.35	
Market value of class or series	=	$334,937,093	
			$334,937,093 (A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)			$______ (A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.]**		See attached	$146,600,000 (B)
(Repeat for each class or series of corporate debt or preferred shares)		See attached	$______ (B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =			$481,537,093
Total fee payable in accordance with Appendix A of the Rule			$25,000
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)			______

Total Fee Payable x (Number of entire months remaining in the issuer's financial year / 12)

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)	______

Fraser Papers Inc.
Market Value of Capitalization for purposes of OSC Annual Participation Fee
December 31, 2005

Common shares outstanding – December 31, 2005	29,509,876	
Average Price – see attached	$ 11.35	$334,937,093
Market value of 8.75% senior unsecured notes due 2015		
Value based on average quoted prices of $0.85		$146,600,000
		$481,537,093

FRASER PAPERS INC.
FPS: Closing Price on last day of month per TSX
Source: TSX Historical Data Access

	(CAD$)
January 31, 2005	$14.45
February 28, 2005	$14.77
March 31, 2005	$12.01
April 30, 2005	$13.00
May 31, 2005	$11.54
June 30, 2005	$11.66
July 31, 2005	$9.89
August 31, 2005	$9.50
September 30, 2005	$9.75
October 31, 2005	$9.50
November 30, 2005	$10.15
December 31, 2005	$10.01
Average	**$11.35**

NEWS RELEASE

FraserPapers

Fraser Papers Receives Notice of Chapter 11 Filing for SMART Papers

(All financial references are in US dollars unless otherwise noted)

Toronto, ON (March 22, 2006) – Fraser Papers Inc. ("Fraser Papers") (TSX:FPS) received notice today that Premium Papers Holdco LLC, and its subsidiaries SMART Papers LLC and PF Papers LLC (collectively, "Smart Papers"), have filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code. A subsidiary of Fraser Papers owns a 40% passive minority interest in Smart Papers and leases a boiler to Smart Papers. In addition, Fraser Papers has made certain financial guarantees pursuant to the sale of its Midwest Operations to Smart Papers in 2005.

Fraser Papers will evaluate the impact of this filing and related court proceedings on its interests in Smart Papers. Depending on the outcome of these proceedings, Fraser Papers may record a significant write-down in the carrying value of those interests. As at December 31, 2005, Fraser Papers' investment in Smart Papers totaled $74 million and amounts receivable for the lease of a boiler and sale of pulp totaled $17 million. Management currently estimates that other financial guarantees related to operating leases, contracts and landfill operations could result in costs of approximately $8 million.

* * * * * * * *

Fraser Papers is an integrated specialty paper company which produces a broad range of technical, and printing & writing papers. The company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

-30-

Contact:

Peter Gordon
Senior Vice President, Finance
and Chief Financial Officer
(416) 359-8614
pgordon@toronto.fraserpapers.com

Note: This press release contains "forward-looking statements" including statements about the company's evaluation of future events, the company's possible recording of a significant writedown and management's estimates of other financial guarantees. These statements are based on certain assumptions and reflect the company's current expectations. These assumptions include the amounts by which the company could resell or utilize any assets purchased as a result of its financial guarantees. The words "estimates", "will", "may" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, the outcome of any legal proceedings, interest rates, availability of equity and debt financing and other risks detailed from time to time in the documents filed by the company with the securities regulators in Canada, including in the Annual Information Form under the heading "Forward Looking Information". The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of Fraser Papers Inc. (the "Corporation") will be held in the Hockey Hall of Fame, BCE Place, 30 Yonge Street, Toronto, Canada on **Thursday, May 4, 2006 at 10:30 a.m.**, Toronto time, for the following purposes:

1) to receive the annual report to shareholders, including the consolidated financial statements of the Corporation, together with the auditors' report thereon, and Management's Discussion and Analysis for the fiscal year ended December 31, 2005;

2) to elect directors for the ensuing year;

3) to appoint auditors for the ensuing year and authorize the directors to fix the remuneration to be paid to the auditors; and

4) to transact such other business as may properly come before the Meeting or any adjournment thereof.

The Management Proxy Circular accompanying this Notice provides additional information relating to the matters to be dealt with at the Meeting.

Registered shareholders who are unable to attend the Meeting in person or who wish to vote in advance of the Meeting, are invited to vote by signing and returning the enclosed form of proxy in the envelope provided for that purpose. Proxies to be used at the Meeting must be deposited with Fraser Papers Inc. c/o ADP Investor Communications, Proxy Department, 5970 Chedworth Way, Mississauga, Ontario L5R 4G5 not later than the close of business on Tuesday, May 2, 2006 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before the time for the adjourned Meeting. Shareholders may also vote by telephone or via the internet. Instructions for telephone and internet voting are located on the form of proxy. Non-registered shareholders will be provided with voting instructions by the intermediaries who hold the shares on their behalf.

By Order of the Board of Directors



GLEN MCMILLAN
Senior Vice President
and Chief Administrative Officer

Toronto, Canada
March 10, 2006

Exemption No. 82-34837

FraserPapers

Fraser Papers Inc.

CIRCULAR

Notice of
Annual Meeting of Shareholders
and
Management Proxy Circular

March 10, 2006

TABLE OF CONTENTS

PART ONE	**Voting Information**	**1**
PART TWO	**Business of the Meeting**	**3**
	1. Annual Report and Financial Statements	**3**
	2. Election of Directors	**3**
	3. Appointment of Auditors	**8**
PART THREE	**Audit Committee Report**	**9**
PART FOUR	**Executive Compensation Report**	**9**
PART FIVE	**Statement of Corporate Governance Practices**	**15**
PART SIX	**Other Information**	**21**
SCHEDULE A	**Board of Directors Terms of Reference**	
SCHEDULE B	**Audit Committee Terms of Reference**	

FraserPapers

March 10, 2006

Dear Shareholder:

On behalf of the Board of Directors, I would like to invite you to attend Fraser Papers' second Annual Meeting of Shareholders at the Hockey Hall of Fame, Toronto, Ontario on Thursday, May 4, 2006 at 10:30 a.m. local time. At the Meeting, we look forward to reviewing the business and affairs of the Corporation and, following the Meeting, you will have an opportunity to meet the directors and executives who will be pleased to answer your questions. If you are unable to attend in person, I invite you to log on to our web site at **www.fraserpapers.com** and listen to our web cast.

Along with the Notice of Meeting, Management Proxy Circular, Audited Financial Statements and Management's Discussion and Analysis we also enclose the Form of Proxy, or Voting Instruction Form depending on whether you are a registered shareholder or if you hold your shares beneficially.

I hope you can attend the Meeting and vote in person. However, if you are unable to attend, we encourage you to vote as soon as possible, either by telephone, proxy or via the internet.

Yours truly,



Robert J. Harding
Chairman

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of Fraser Papers Inc. (the "Corporation") will be held in the Hockey Hall of Fame, BCE Place, 30 Yonge Street, Toronto, Canada on **Thursday, May 4, 2006 at 10:30 a.m.**, Toronto time, for the following purposes:

1) to receive the annual report to shareholders, including the consolidated financial statements of the Corporation, together with the auditors' report thereon, and Management's Discussion and Analysis for the fiscal year ended December 31, 2005;

2) to elect directors for the ensuing year;

3) to appoint auditors for the ensuing year and authorize the directors to fix the remuneration to be paid to the auditors; and

4) to transact such other business as may properly come before the Meeting or any adjournment thereof.

The Management Proxy Circular accompanying this Notice provides additional information relating to the matters to be dealt with at the Meeting.

Registered shareholders who are unable to attend the Meeting in person or who wish to vote in advance of the Meeting, are invited to vote by signing and returning the enclosed form of proxy in the envelope provided for that purpose. Proxies to be used at the Meeting must be deposited with Fraser Papers Inc. c/o ADP Investor Communications, Proxy Department, 5970 Chedworth Way, Mississauga, Ontario L5R 4G5 not later than the close of business on Tuesday, May 2, 2006 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before the time for the adjourned Meeting. Shareholders may also vote by telephone or via the internet. Instructions for telephone and internet voting are located on the form of proxy. Non-registered shareholders will be provided with voting instructions by the intermediaries who hold the shares on their behalf.

By Order of the Board of Directors



GLEN MCMILLAN
Senior Vice President
and Chief Administrative Officer

Toronto, Canada
March 10, 2006

MANAGEMENT PROXY CIRCULAR

PART ONE – VOTING INFORMATION

SOLICITATION OF PROXIES

This Management Proxy Circular ("Circular") is furnished in connection with the solicitation by management of Fraser Papers Inc. ("Fraser Papers" or the "Corporation") of proxies for use at the Annual Meeting of Shareholders of the Corporation (the "Meeting") referred to in the accompanying Notice of Meeting (the "Notice") to be held at the time and place and for the purposes set forth in the Notice. The solicitation of proxies will be primarily by mail but proxies may be solicited personally or by telephone by directors, officers or employees of the Corporation. The cost of solicitation will be borne by the Corporation. The information contained in this Circular is given as at March 10, 2006, unless otherwise indicated. The Corporation reports financial results in U.S. dollars. Accordingly, unless otherwise indicated, all financial information in this Circular is in U.S. dollars.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy are management representatives and are directors and/or officers of the Corporation. ***Each shareholder has the right to appoint any person, who need not be a shareholder of the Corporation, other than the persons named in the enclosed form of proxy to represent such shareholder at the Meeting or any adjournment thereof.*** This right may be exercised by inserting such person's name in the blank space provided in the form of proxy. The completed form of proxy must be deposited with Fraser Papers Inc. c/o ADP Investor Communications, Proxy Department, 5970 Chedworth Way, Mississauga, Ontario L5R 4G5 not later than the close of business on Tuesday, May 2, 2006 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before the time for the adjourned Meeting.

Instructions for voting by telephone or via the Internet are located on the enclosed form of proxy.

NON-REGISTERED HOLDERS

Only registered holders of Common Shares of the Corporation, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, Common Shares beneficially owned by a holder (a "Non-Registered Holder") are registered either:

a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

b) in the name of a depository (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, the Corporation has distributed copies of the accompanying Notice, this Circular, the enclosed form of proxy and the Corporation's 2005 annual report (which includes Management's Discussion and Analysis and the consolidated financial statements for the fiscal years ended December 31, 2004 and 2005) (collectively, the "Meeting Materials") to the depository and Intermediaries for onward distribution to Non-Registered Holders.

Non-Registered Holders who have not waived the right to receive the Meeting Materials will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Non-Registered Holders should follow the procedures set out below, depending on which type of form they receive.

a) **Voting Instruction Form.** In most cases, a Non-Registered Holder will receive, as part of the Meeting Materials, a voting instruction form. If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on his or her behalf), the voting instruction form can be completed, signed and returned in accordance with the

directions on the form. Voting instruction forms can be completed by telephone or through the Internet. If a Non-Registered Holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on his or her behalf), the Non-Registered Holder must complete, sign and return the voting instruction form in accordance with the directions provided. A form of proxy giving the right to attend and vote will be forwarded to the Non-Registered Holder upon receipt of the voting instruction form.

b) **Form of Proxy.** Less frequently, a Non-Registered Holder will receive, as part of the Meeting Materials, a form of proxy that has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise incomplete. If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on his or her behalf), the Non-Registered Holder can complete the form or proxy and deposit it with Fraser Papers Inc. c/o ADP Investor Communications, Proxy Department, 5970 Chedworth Way, Mississauga, Ontario L5R 4G5 as described above. If a Non-Registered Holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on his or her behalf), the Non-Registered Holder must strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided.

Non-Registered Holders should follow the instructions on the forms they receive and contact their Intermediaries promptly if they need assistance.

REVOCATION

A shareholder who has given a proxy has the power to revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by the proxy and may do so: (1) by delivering another properly executed form of proxy bearing a later date and depositing it as described above; (2) by depositing an instrument in writing revoking the proxy executed by the shareholder or by the shareholder's attorney authorized in writing (a) at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or (b) with the Chair of the Meeting prior to its commencement, on the day of the Meeting or any adjournment thereof; or (3) by any other manner permitted by law.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote given to an Intermediary at any time by written notice to the Intermediary, and such Intermediary will be required to use best efforts to reflect such revocation.

VOTING OF SHARES REPRESENTED BY MANAGEMENT PROXIES

The management representatives designated in the enclosed form of proxy will vote or withhold from voting the shares in respect of which they are the appointed proxy on any ballot that may be called for in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. In respect of each matter identified or referred to for which no instruction is given, the management representatives will vote the shares represented thereby in accordance with management's recommendation.

The enclosed form of proxy confers discretionary authority with respect to amendments to or variations of matters identified in the Notice and with respect to other matters which may properly come before the Meeting. At the date of this Circular, the management of the Corporation knows of no such amendments, variations or other matters expected to come before the Meeting.

VOTING SHARES

As at March 10, 2006, the Corporation had outstanding 29,509,876 fully paid and non-assessable Common Shares. Each registered holder of Common Shares of record, at the close of business on Monday, March 13, 2006, the record date (the "Record Date") established for the purposes of determining shareholders entitled to receive notice of and to vote at the Meeting, will be entitled to one vote for each Common Share held on all matters to come before the Meeting or any adjournment thereof either in

person, or by proxy. For a description of the procedures to be followed by Non-Registered Holders to direct the voting of shares beneficially owned, see "Non-Registered Holders" above.

PRINCIPAL HOLDERS OF VOTING SHARES

To the knowledge of the directors and officers of the Corporation, the only person or corporation beneficially owning, directly or indirectly, or exercising control or direction over, voting securities of the Corporation carrying more than 10% of the votes attached to any class of outstanding voting securities of the Corporation is Brookfield Asset Management Inc. ("Brookfield"), which has advised the Corporation that it owns, beneficially, 13,439,596 Common Shares of the Corporation, either directly or through a wholly-owned subsidiary, representing approximately 46% of the Common Shares outstanding. The registered and executive office address of Brookfield is Suite 300, 181 Bay Street, Toronto, Ontario M5J 2T3. Messrs. J.L. Cockwell, J.B. Flatt, R.J. Harding and S.J.B. Pollock, directors of the Corporation, are also directors and/or officers of Brookfield.

The Corporation is advised that Brookfield's major shareholder is Partners Limited ("Partners"). Partners and its shareholders collectively hold, directly and indirectly, or have warrants and options to acquire approximately 45 million Class A Limited Voting Shares of Brookfield, representing approximately 17% of the outstanding Class A Limited Voting Shares of Brookfield on a fully diluted basis. 17.4 million shares are held through BNN Investments Inc. ("BNN"). Partners together with 13 of its shareholders together own 85% of BNN. Partners is an investment holding company owned by 45 shareholders, none of whom holds more than a 15% effective equity interest in Partners. Messrs. J.L. Cockwell, J.B. Flatt, D. Gammiero, R.J. Harding and S.J.B. Pollock, who are directors of the Corporation, are shareholders of Partners.

PART TWO – BUSINESS OF THE MEETING

1. ANNUAL REPORT AND FINANCIAL STATEMENTS

The Annual Financial Statements of the Corporation and Management's Discussion and Analysis for the fiscal year ended December 31, 2005, which are included in the Corporation's 2005 Annual Report, will be placed before the shareholders at the Meeting. The Corporation's 2005 Annual Report is being mailed with this Circular to all registered holders of Common Shares, and to Non-Registered Holders who have so requested. Additional copies of the 2005 Annual Report may be obtained from Fraser Papers upon request and will be available at the Meeting.

2. ELECTION OF DIRECTORS

Eight nominees are proposed for election to the Board of Directors of the Corporation (the "Board") at this Meeting. ***The management representatives designated in the enclosed form of proxy intend, unless otherwise directed, to vote for the election of a Board composed of the eight nominees listed below to serve until the next Annual Meeting of Shareholders of the Corporation or until their successors are duly elected or appointed.*** Management has received consents from the proposed nominees to serve as directors, but if, for any reason, prior to the Meeting any of the proposed nominees is unable to serve as a director, the management representatives designated in the enclosed form of proxy, unless directed to withhold from voting in the election of directors, reserve the right to vote for other nominees at their discretion.

Nominees for Directors

The following pages set out information on the persons proposed to be nominated for election as directors by the holders of Common Shares, each to hold office until the next Annual Meeting or until a successor is elected or appointed. The number of Common Shares owned and Deferred Share Units and Options held are as at March 10, 2006.

All of the persons elected as members of the Board at the last Annual Meeting, held on May 5, 2005, are standing for re-election, except for Dian Cohen and Bruce Flatt.

Rorke B. Bryan – Toronto, Canada



Dr. Bryan, a corporate director, held the role of Dean of the Faculty of Forestry and Professor of Environmental Sciences at the University of Toronto from 1994 to 2005. In that capacity, he established programs in Forest Conservation, Wood Product Development and International Trade in Forest Products. Author of numerous scientific publications, Dr. Bryan has also served on many committees, including: President, Association of University Forestry Schools of Canada; Board Member, Forest Engineering Research Institute of Canada; and Member of the National Advisory Board on Forestry Research.

Member of the Environment, Health and Safety Committee

100 Common Shares
3,146 Deferred Share Units

Jack L. Cockwell, CA – Toronto, Canada



Mr. Cockwell is Group Chairman of Brookfield, an asset management company. Prior to his role as Group Chairman, he was President and Chief Executive Officer of Brookfield. Mr. Cockwell is also a director of the following publicly traded companies: Brookfield Properties Corporation, Norbord Inc. and Astral Media Inc. He is Chairman of the Board of Trustees of the Royal Ontario Museum, a director of the C.D. Howe Institute and a Governor of Ryerson University.

Chair of the Human Resources Committee

5,385 Common Shares(1)

Paul E. Gagné, CA – Senneville, Canada



Mr. Gagné is a corporate director and was previously a consultant in corporate strategic planning for Kruger Inc., a privately held producer of forest products. He is also a director of CAE Inc., Gemofor Inc., Inmet Mining Corporation, Textron Inc. and Wajax Limited. Mr. Gagné was President and Chief Executive Officer of Avenor Inc., a producer of forest products, until 1997.

Chair of the Audit Committee and member of the Human Resources and Pension Committees

5,921 Deferred Share Units

Dominic Gammiero – Mississauga, Canada



Mr. Gammiero is President and Chief Executive Officer of the Corporation. He is also a director of Norbord Inc. Previously Mr. Gammiero was President and Chief Executive Officer of Norbord Inc. from 1999 to 2004. Mr. Gammiero has more than 30 years' experience in the forest products industry in North America and Europe.

177,203 Common Shares(1)
68,261 Deferred Share Units
300,000 Options

Robert J. Harding, FCA – Toronto, Canada



Mr. Harding is Chairman of the Corporation and Chairman of Brookfield. He is also a director of the following publicly traded companies: BPO Properties Ltd., Norbord Inc. and Burlington Resources Inc. Mr. Harding is Chairman of the Board of Governors of the University of Waterloo and a Trustee of the United Way of Greater Toronto, and of The Hospital for Sick Children.

Chair of the Pension Committee and member of the Corporate Governance and Nominating Committee

400 Common Shares[(1)]

Aldéa Landry, Q.C. – Moncton, Canada



Ms. Landry is President of Landal Inc., an organizational and business development firm, and of J.F.L. Arbitration Services Inc. She is also a director of, The Shaw Group Ltd., the Oxford Frozen Foods Advisory Board, the Canadian Council on Learning and a member of the Security Information Review Committee and of the Atlantic Provinces Economic Council. Ms. Landry is a former cabinet minister and deputy premier of New Brunswick.

Chair of the Corporate Governance and Nominating Committee and member of the Audit and Environment, Health and Safety Committees.

200 Common Shares
2,844 Deferred Share Units

Margot Northey – North Saanich, Canada



Dr. Northey, a corporate director, held the role of Dean, Queen's University School of Business from 1995 to 2002. She is a widely respected author of numerous articles, books and reports on a broad range of contemporary topics in business, corporate affairs, communications and the humanities. In addition to her role on the Fraser Papers Board, Dr. Northey is a director of Norbord Inc. She is also a director of Alliance Atlantis Communications Inc., Wawanesa Insurance, British Columbia Transmission Corporation and Stressgen Biotechnologies Corporation.

Chair of the Environment, Health and Safety Committee and member of the Audit and Human Resources Committees.

1,468 Common Shares
5,245 Deferred Share Units

Samuel J.B. Pollock, CA – Toronto, Canada



Mr. Pollock is Managing Partner and President, Investments of Brookfield. He is also a trustee of Acadian Timber Income Fund. Mr. Pollock has held various senior positions in the Brookfield organization, including leading advisory services and merchant banking operations, since 1994.

Member of the Environment, Health and Safety and Pension Committees.

see note[(1)]

(1) Management understands that, in addition to the shares listed above, Messrs. Cockwell, Gammiero, Harding and Pollock also own shares indirectly through their ownership of Brookfield common shares. These indirect ownership interests exceed the minimum share ownership requirements for directors as set out under "Compensation and Share Ownership" below.

Other Corporations/Entities Where the Directors are Members of the Same Board

The following table lists the directors who served together as directors on the boards of other corporations during the financial year ended December 31, 2005.

Director	*Name of Corporation*
Jack L. Cockwell J. Bruce Flatt Robert J. Harding	Brookfield Asset Management Inc.
Jack L. Cockwell J. Bruce Flatt Robert J. Harding	Falconbridge Limited
Jack L. Cockwell Dian Cohen J. Bruce Flatt Dominic Gammiero Robert J. Harding Margot Northey	Norbord Inc.

Directors' Attendance Report for Meetings Held in 2005

It is the Board's expectation that each member of the Board should attend each meeting of the Board and the committees of which they are a member. However, in circumstances where individual directors are unable to attend a meeting, the Chair or senior management will meet with the absent director at a convenient time after the meeting to brief them on the events of the meeting.

During 2005 the Board held 10 meetings and its committees held 13 meetings. These included five regularly scheduled meetings of the Board, five meetings of the Board that were called to deal with specific items of business, six meetings of the Audit Committee, two meetings of each of the Corporate Governance and Nominating Committee, the Environment, Health and Safety Committee, and the Pension Committee, and one meeting of the Human Resources Committee. The following table summarizes Directors' attendance at these meetings.

	Board	*Audit Committee*[1]	*Corporate Governance & Nominating Committee*[1]	*Environment, Health & Safety Committee*[1]	*Human Resources Committee*[1]	*Pension Committee*[1]
Meetings held in 2005	10	6	2	2	1	2
Meetings attended in 2005:						
Rorke B. Bryan[2]	6			1		
Jack L. Cockwell	10				1	
Dian Cohen	8	4	2			2
J. Bruce Flatt	9				1	
Paul E. Gagné	10	6			1	2
Dominic Gammiero	10					
Robert J. Harding	8		2			2
Aldéa Landry	10	6	2	2		
Margot Northey	10	6		2	1	
Samuel J.B. Pollock	10			2		2

(1) Attendance shown only for Committee members.
(2) Dr. Bryan joined the Board on May 5, 2005 after the Board had already held four meetings and the Environment, Health and Safety Committee had held one meeting.

In October of 2005, a special committee of the Board (the "Special Committee") was established to evaluate the sale of the Corporation's Canadian timberlands business to Acadian Timber Income Fund ("Acadian"). The Special Committee, comprised of five directors who are independent under the standards established by Canadian securities regulatory authorities in National Instrument 58-101 – Disclosure of Corporate Governance Practices, and who are not officers of Brookfield or its affiliates, held six meetings during 2005 and one meeting in 2006. The members of the Special Committee were Rorke Bryan, Dian Cohen, Paul Gagné (Chair), Aldéa Landry and Margot Northey. All members attended each of the meetings of the Special Committee, except for Mmes. Cohen and Landry who were each absent for one meeting.

Deferred Stock Unit Plan for Non-Management Directors

A deferred stock unit plan for non-management directors was adopted in 2004. Independent directors of the Corporation who are not officers of Brookfield or its affiliates (the "non-management directors") may elect to take a portion of their directors fees in the form of Deferred Share Units. Deferred Share Units are credited at the fair market value of Fraser Papers Common Shares on the date the directors fees are payable and are redeemed for cash when the holder ceases to be a director.

Compensation and Share Ownership

The compensation arrangements for directors were adopted by the Corporation in 2004. Non-management directors are entitled to receive an annual directors fee of C$40,000. The Chair of the Audit Committee receives an additional annual retainer of C$5,000. The Chairs of all other Board committees receive an additional annual retainer of C$3,000. There are no fees payable for meeting attendance or committee membership, with the exception of special committees, for which any additional fees are considered by the Board on a case by case basis. On February 7, 2006, members of the Special Committee were awarded additional fees of C$7,500 and the Chair of the Special Committee was awarded an additional fee of C$10,000.

In 2005, five non-management directors received, in total, cash compensation of C$46,875 and 15,562 Deferred Share Units. The compensation received by each director for 2005 is set out below.

	Directors Compensation in 2005	
	Actual Fees Earned ($C)	*% Taken in Deferred Share Units*
Rorke Bryan	30,000	100%
Jack L. Cockwell[(1)]	—	n/a
Dian Cohen	40,000	50%
J. Bruce Flatt[(1)]	—	n/a
Paul E. Gagné	45,000	100%
Dominic Gammiero[(2)]	—	n/a
Robert J. Harding[(1)]	—	n/a
Aldéa Landry	43,000	50%
Margot Northey	43,000	88%
Samuel J.B. Pollock[(1)]	—	n/a

(1) Messrs. Cockwell, Flatt, Harding and Pollock, as representatives of Brookfield, received no compensation for their roles on the Board and its committees. An aggregate payment of C$166,000 was made to Brookfield for their services.
(2) Mr. Gammiero, as a representative of senior management, received no compensation for his role on the Board.

The Board believes that directors can better represent the Corporation's shareholders if they are shareholders themselves. Accordingly, the Board requires all directors to hold, directly or indirectly, Common Shares or Deferred Share Units equal in value to at least three times their Annual Retainer (approximately C$120,000). This minimum share ownership requirement must be achieved within five years of joining the Board. Directors who have not met the minimum requirement are encouraged to take a portion of their annual compensation in the form of Deferred Share Units until the minimum share ownership requirement is achieved.

Directors are also reimbursed for travel and other out-of-pocket expenses incurred in attending Board or committee meetings. During 2005, five non-management directors received approximately C$40,000 of reimbursement for such expenses.

3. APPOINTMENT OF AUDITORS

At the Board meeting held on February 7, 2006, the Audit Committee recommended the nomination of Ernst & Young LLP for reappointment as external auditors of the Corporation, subject to shareholder approval. Ernst & Young LLP and its respective affiliates (collectively "Ernst & Young") are the auditors of the Corporation. Ernst & Young have served as auditors of the Corporation since being appointed by the Board on April 21, 2004. The resolution to appoint Ernst & Young as auditors must be passed by a simple majority of the votes cast either in person or by proxy.

Unless the shareholder has specified in the enclosed form of proxy that the shares represented by such proxy are to be withheld from voting in the appointment of auditors, on any ballot that may be called for in the appointment of auditors, the management representatives designated in the enclosed form of proxy intend to vote such shares in favour of reappointing Ernst & Young, Chartered Accountants, as auditors of the Corporation to hold office until the next Annual Meeting of Shareholders, and authorizing the directors to fix the remuneration to be paid to the auditors.

Accounting Firm Fees

Aggregate fees billed to the Corporation for the fiscal year ended December 31, 2005 by Ernst & Young amounted to approximately $706,000. The Audit Committee has adopted a policy regarding the provision of non-audit services by the Corporation's external auditors. This policy requires Audit Committee pre-approval of permitted audit, audit-related and non-audit services. It also specifies a number of services that the Corporation's external auditors cannot perform, including the use of its external auditors for financial information system design and implementation assignments.

The following table sets forth further information on the fees billed by Ernst & Young to the Corporation for the past two years. Amounts in the table below represent amounts paid by Fraser Papers and its consolidated subsidiaries for periods subsequent to April 21, 2004 and amounts paid directly by the Paper and Timber segments of Norbord Inc. ("Norbord") (the previous owner of Fraser Papers) prior to June 30, 2004.

	Fees Paid	
	2005	*2004*
Audit services	$520,000	$382,000
Audit-related services	$170,000	102,000
Taxation services	$2,000	—
Other non-audit services	$14,000	—
Total for all services	$706,000	$484,000

Description of Services:

Audit services include the audit of the annual financial statements of the Corporation and its subsidiaries and the review of the Corporation's unaudited interim financial statements.

Audit-related services include audits of the Corporation's pension plans, interpretation of accounting and reporting standards, comfort letters associated with offering documents and internal control reviews.

Taxation services consist of tax compliance services.

Other non-audit services consist of translation services and compensation consulting services.

In addtion to the fees received from the Corporation, Ernst & Young received from Acadian of C$500,000 related to the initial public offering of Acadian. Acadian was formed on December 15, 2005. The Corporation was the promoter of Acadian.

Ernst & Young has advised the Audit Committee that it considers itself to be independent of the Corporation and the Audit Committee has confirmed that it considers Ernst & Young to be independent.

PART THREE – REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board is comprised of four directors. As of the date of this circular, the members of the Audit Committee are: Dian Cohen, Paul Gagné (Chair), Aldéa Landry and Margot Northey. Each member of the Audit Committee is an independent director and financially literate under the standards established by Canadian securities regulatory authorities in Multilateral Instrument 52-110 – Audit Committees. In addition, Mr. Gagné is a chartered accountant and has extensive experience with accounting and audit committee functions for a number of corporations.

The Audit Committee's responsibilities are described in Part Five of this Circular. The Audit Committee held six meetings during 2005. A written copy of its terms of reference is attached as Schedule B to this Circular.

The Audit Committee has reviewed and discussed the Corporation's audited financial statements with management, which has primary responsibility for the preparation of the financial statements. Ernst & Young, the Corporation's independent auditor for 2005, is responsible for expressing an opinion on the preparation of the Corporation's audited financial statements in accordance with generally accepted accounting principles. The committee has reviewed with Ernst & Young the matters that are required to be discussed, including financial statement disclosures, the quality of the Corporation's financial reporting and significant accounting policies.

The Audit Committee also concluded that Ernst & Young's scope of services, as described in Part Two of this Circular, does not compromise their independence.

Based on the reviews, considerations and discussions outlined above, the Audit Committee recommended to the Board, and the Board approved, the audited financial statements of the Corporation and authorized their inclusion in the Corporation's annual report for the year ended December 31, 2005. The Audit Committee also recommended to the Board, subject to shareholder approval, that Ernst & Young LLP be appointed as independent auditors for the Corporation in 2006.

This report has been prepared by the Audit Committee:

P.E. Gagné – Chair　　D. Cohen　　A. Landry　　M. Northey

PART FOUR – EXECUTIVE COMPENSATION REPORT

The following information is provided pursuant to the executive compensation disclosure requirements contained in National Instrument 51-102 – Continuous Disclosure Obligations.

The Corporation's executive compensation program is administered by its Human Resources Committee ("H.R. Committee"). As part of its mandate, the H.R. Committee administers the appointment and remuneration of the Corporation's officers, including annual evaluation of the performance of the five highest paid executive officers (the "Named Executive Officers"). For the President and Chief Executive Officer, the H.R. Committee makes compensation recommendations to be approved by the Board and for all other officers, the H.R. Committee approves the compensation levels. The H.R. Committee is also responsible for reviewing the design and general competitiveness of the Corporation's compensation and benefit programs.

As at the date of this circular, the H.R. Committee is comprised of Jack Cockwell (Chair), Bruce Flatt, Paul Gagné and Margot Northey. Each member of the H.R. Committee is an independent director under the standards established by Canadian securities regulatory authorities in National Instrument 58-101 – Disclosure of Corporate Governance Practices. The H.R. Committee, in accordance with its terms of reference, will meet as required, and at least annually, to monitor and review management compensation

policies, management succession planning and to review the overall composition and quality of the Corporation's management resources. In 2005, the H.R. Committee met once on February 8, 2005.

Mr. Gammiero, the President and Chief Executive Officer of the Corporation, is not a member of the H.R. Committee. He makes recommendations to the H.R. Committee with respect to executive compensation policy and with respect to the compensation paid to senior officers of the Corporation, other than himself. Mr. Gammiero did not participate in H.R. Committee meetings when his compensation was discussed or determined.

REPORT ON EXECUTIVE COMPENSATION

Through its total compensation program for executives, the Corporation aims to attract, retain and motivate top quality people at the executive level. Performance incentives that are tied directly to increases in shareholder value are essential components of the program.

With respect to general philosophy, the H.R. Committee believes that senior executive incentive compensation should be driven primarily by performance relative to the established plans and strategy of the business. The H.R. Committee focuses on rewarding performance, and not on entitlement or seniority.

The Corporation's compensation policies are designed to motivate management to maximize the long-term value of the Corporation's assets and business operations and to provide an overall competitive compensation package with a high proportion for the most senior executives weighted to variable compensation tied to the Corporation's performance. In the case of the Corporation's Chief Executive Officer, this is achieved by maintaining base salary and cash bonus awards below the median base salary level in the industry in return for an opportunity to participate at a higher level in the growth in value of the Corporation's shares.

The Corporation retains the services of external consultants to assist the H.R. Committee in establishing appropriate levels of base salary and incentive compensation for executive officers of the Corporation. The individual components of executive compensation and the H.R. Committee's approach to each are as follows:

Senior Management

Base Salaries

Base salaries of the Corporation's executives are reviewed annually to ensure that they reflect the contribution of each executive. The Corporation believes that base salaries should be based on the median level of salaries paid to similar positions at comparable Canadian forest products companies adjusted for size based on sales volumes. The base salary for the Corporation's Chief Executive Officer is also adjusted to reflect a higher weighting to variable compensation as described below.

Annual Incentive Plan

On February 8, 2005, the H.R. Committee recommended, and the Board approved, the establishment of a new Annual Incentive Plan ("AIP") to be implemented for 2005 and future years.

The AIP design is based on corporate, business unit and individual performance. Corporate performance is to be measured based on EBITDA (earnings before interest, taxes, depreciation and amortization). The business unit performance factor is based on MIP (Margin Improvement Program) and a factor based on individual performance. Target awards, expressed as a percentage of base salary, have been established for all management positions.

In order to further align management objectives with those of the Corporation's shareholders, members of senior management may elect to receive all or a portion of their incentive payment in the form of Deferred Share Units, as described below under Long-Term Incentive Plans.

Long-Term Incentive Plans

The H.R. Committee believes it is important that the interests of senior management be aligned with the objectives of shareholders. The Corporation's Long-Term Incentive Plans are intended to reward

management based on increases in the value of the Corporation's Common Shares. The purpose of these arrangements is to achieve a commonality of interest between shareholders and management and to motivate executives to improve the Corporation's long-term financial success, measured in terms of enhanced shareholder wealth over the long term.

The Corporation's Long-Term Incentive Plans consist of the following components:

a) A Stock Option Plan ("SOP") for management was adopted in 2004. Options are granted to executives and may be exercised at the option price for a period of up to 10 years. To align management's interests with those of the Corporation's shareholders and ensure that management is committed to the Corporation over the long term, Options vest at the annual rate of 20% per year, beginning on the first anniversary from the date of grant. The market price of the Option is determined by the simple average of the daily averages of the high and low prices at which a board lot of the Fraser Papers Common Shares traded on the Toronto Stock Exchange ("TSX") on each of the five trading days immediately preceding the date of the grant of an Option.

   The H.R. Committee determined that for a 12 month period following each exercise of Stock Options, the Named Executive Officers must hold Fraser Papers Common Shares with a minimum value equivalent to the after-tax gain realized through the exercise of the Options.

   To determine the size of grants, the H.R. Committee takes into consideration data provided by external consultants on competitive market practices within Canadian forest industry firms and a wider grouping of industrial companies.

   On February 8, 2005, Options to purchase a total of 30,000 shares were granted to two senior managers at the market price of C$14.59 per share.

b) A Management Deferred Share Unit Plan was adopted in 2004. Executives are encouraged to elect to receive all or a portion of their AIP bonus or other incentive payments, to which they may be entitled, in the form of Deferred Share Units. One unit is equivalent to one Common Share of the Corporation. No certificates are issued with respect to the units. The vesting period for the Deferred Share Units is determined by the Board. Units can only be redeemed for cash after cessation of employment with the Corporation.

Chief Executive Officer

Mr. Gammiero was appointed President and Chief Executive Officer of the Corporation on April 21, 2004. Mr. Gammiero's base salary is reviewed annually and is set below the median level for comparable companies within the forest products industry based on data provided by the Corporation's external compensation consultants. Mr. Gammiero's below market base salary is offset by an enhanced opportunity to participate at a higher level in the growth in value of the Corporation's shares.

For 2005, Mr. Gammiero participated in the Fraser Papers AIP for executive officers. The AIP has a target award of 60% of annual base salary payable based on a corporate EBITDA calculation and upon fulfillment of established individual performance criteria. These individual performance criteria include:

a) the strategic positioning of the Corporation for profitable growth and success;

b) the leadership of the organization; and

c) the management of succession plans to provide continuity of senior management, including that of the Chief Executive Officer.

In 2005, Mr. Gammiero was awarded an incentive payment commensurate with the achievement of corporate and individual objectives. The H.R. Committee's assessment of Mr. Gammiero's performance included the following:

a) the sale of non-core assets including the sale of the midwest and paperbord operations;

b) continued strengthening of the Corporation's asset repositioning and product mix, including the sale of the Corporaton's timberlands;

c) achievement of $15 million of margin improvement in 2005 under the Corporation's Margin Improvement Program;

d) restructuring of the senior management team and reporting structure to strengthen the team and ensure continuity of senior management succession, including that of the Chief Executive Officer.

This report has been prepared by the Human Resources Committee:

J.L. Cockwell – Chair J.B. Flatt P.E. Gagné M. Northey

SUMMARY COMPENSATION OF NAMED EXECUTIVE OFFICERS

The following table sets forth all compensation paid or payable from Fraser Papers or its affiliates in respect of each of the Named Executive Officers for services rendered during the financial years ended December 31, 2005, 2004, and 2003.

		Annual Compensation					
Name and Principal Position	*Year*	*Salary ($)*	*Annual Incentive Received in Cash ($)*	*Deferred Share Units[6] (#)*	*Other Annual Compensation[7] ($)*	*Shares Under Options Granted (#)*	*All Other Compensation ($)*
Dominic Gammiero[1] President and Chief Executive Officer	2005 2004 2003	C$425,000 C$425,000 C$425,000	— — C$439,450	25,773 42,488 —	— C$215 C$931	— 100,000 —	C$15,750 — C$125,000
Bert Martin[2] Chief Operating Officer	2005 2004 2003	$300,000 $299,167 $299,167	— — —	— 87,046 —	— — —	— 35,000 —	$20,022 $13,149 $79,845
William Manzer[3] SVP, Pulp and Paper Operations	2005 2004 2003	$262,176 $257,351 $255,175	— — —	8,247 8,826 —	— — —	— 20,000 —	$39,010 $7,380 $11,548
Pierre McNeil[4] SVP, Human Resources and Wood Products	2005 2004 2003	C$207,981 C$211,286 GBP 86,911	— C$29,775 GBP 28,175	8,247 16,464 —	— GBP 1,102 GBP 1,148	— 20,000 —	C$15,750 GBP 47,022 GBP 16,655
Glen McMillan[5] SVP and Chief Administrative Officer	2005 2004 2003	C$198,788 C$184,583 C$174,167	— C$69,500 C$93,960	8,247 25,579 —	— — —	— 20,000 —	C$15,750 — C$25,000

Notes:

(1) Mr. Gammiero was appointed President and Chief Executive Officer of Fraser Papers on April 21, 2004. Prior thereto he was President and Chief Executive Officer of Norbord. The compensation shown for 2003 reflects amounts awarded to Mr. Gammiero in his capacity as President and Chief Executive Officer of Norbord. The salary, bonus and Deferred Share Units for 2004 represent the totals received from both Norbord and Fraser Papers during 2004. Mr. Gammiero elected to take 42,488 Deferred Share Units at C$14.71 per unit, representing 100% of his annual incentive of C$625,000 in 2004. Mr. Gammiero elected to take 25,773 Deferred Share Units at C$9.70 per unit, representing 100% of his annual incentive of C$250,000 in 2005. "All Other Compensation" in 2005 represents the matching contribution by the Corporation in respect of the defined contribution pension plan.

(2) Mr. Martin was appointed Chief Operating Officer of Fraser Papers on April 21, 2004. Prior thereto he was Executive Vice President, Paper of Norbord since June 2003. Mr. Martin retired effective January 1, 2006. The salary, bonus and Deferred Share Units issued in 2004 represent the totals received from both Norbord and Fraser Papers during 2004. Mr. Martin elected to take 10,178 Deferred Share Units at C$14.71 per unit, representing 100% of his annual incentive of $120,000 in 2004. Deferred Share Units include an additional issuance of 76,868 units at C$14.05 per unit. "All Other Compensation" in 2005 represents the matching contribution by the Corporation to Mr. Martin's 401(k) savings plan of $7,560, deferred compensation plan match of $924 and vacation pay of $11,538.

(3) Mr. Manzer was appointed Senior Vice President, Pulp and Paper Operations of Fraser Papers on February 7, 2006. Prior thereto he was Vice President, Operations of Fraser Papers Limited. Mr. Manzer's compensation for 2003 was paid by Fraser Papers when it was a wholly-owned division of Norbord. Deferred Share Units consist of 8,826 units at C$14.05 per unit. Mr. Manzer elected to take 8,247 Deferred Share Units at C$9.70 per unit, representing 100% of his annual incentive of C$80,000 in 2005. "All Other Compensation" in 2005 represents the matching contribution by the Corporation to Mr. Manzer's 401(k) savings plan, deferred compensation plan and relocation amounts reimbursed.

(4) Mr. McNeil was appointed Senior Vice President, Human Resources and Wood Products of Fraser Papers in May 2005. Prior to his appointment, he was Senior Vice President, Human Resources. Before joining Fraser Papers in April 2004, he was Site Director at Norbord's UK Cowie operation. The compensation shown for 2003 reflects amounts awarded to Mr. McNeil in his capacity as an executive of Norbord UK. The salary, bonus and Deferred Share Units issued in 2004 represent the totals received from both Norbord and Fraser Papers during 2004. Mr. McNeil elected to take 6,072 Deferred Share Units at C$14.71 per unit, representing 75% of his annual incentive of C$119,100 in 2004. Deferred Share Units include an additional issuance of 10,392 units at C$14.05 per unit. Mr. McNeil elected to take 8,247 Deferred Share Units at C$9.70 per unit, representing 100% of his annual incentive of C$80,000 in 2005. "All Other Compensation" in 2004 represents employer contributions to the Norbord UK Defined Contribution Plan, reimbursement for taxes, vacation pay and relocation amounts reimbursed. "All Other Compensation" in 2005 represents the matching contribution by the Corporation in respect of the defined contribution pension plan.

(5) Mr. McMillan was appointed Senior Vice President and Chief Administrative Officer of Fraser Papers on April 21, 2004. Prior thereto he was Vice President, Controller and Corporate Secretary of Norbord. The compensation shown for 2003 reflects

amounts awarded to Mr. McMillan in his capacity as an executive of Norbord. The salary, bonus and Deferred Share Units issued in 2004 represent the totals received from both Norbord and Fraser Papers during 2004. Mr. McMillan elected to take 4,725 Deferred Share Units at C$14.71 per unit representing 50% of his annual incentive of C$139,000 in 2004. Deferred Share Units include an additional issuance of 20,854 units at C$14.05 per unit. Mr. McMillan elected to take 8,247 Deferred Share Units at C$9.70 per unit, representing 100% of his annual incentive of C$80,000 in 2005. "All Other Compensation" in 2005 represents the matching contribution by the Corporation in respect of the defined contribution pension plan.

(6) The Deferred Share Units are credited at the fair market value of Fraser Papers' Common Shares on the date granted by the Board and vest over a period of up to three years.

(7) The value of perquisites and benefits for each Named Executive Officer is less than the lesser of $50,000 and 10% of total annual salary and bonus. The amounts quoted in this column represent the dollar value of imputed interest benefits relating to housing loans. All housing loans were repaid in full in 2004.

SHARE AND DSU OWNERSHIP

On February 8, 2005 the Board passed a resolution setting out the minimum ownership of Common Shares or Deferred Share Units for the Named Executive Officers. Each Named Executive Officer is required to hold Common Shares or Deferred Share Units equal to at least one times his salary, except for Mr. Gammiero, who is required to hold two times his salary. Named Executive Officers have up to five years to accumulate the minimum requirements. At March 10, 2006, three of the Named Executive Officers had accumulated their minimum requirements.

The following table sets forth for each Named Executive Officer the total number of Common Shares of the Corporation owned or controlled as at March 10, 2006, as well as the number of Deferred Share Units held by the executive at that date:

	Common Shares Held (#)	*Deferred Share Units Held (#)*		*Total (#)*
		Vested	*Unvested*	
Dominic Gammiero	177,203	42,488	25,773	245,464
Bert Martin	35,000	35,800	51,246	122,046
William Manzer	—	2,942	14,131	17,073
Pierre McNeil	1,932	9,536	15,175	26,643
Glen McMillan	2,150	11,676	22,150	35,976

STOCK OPTIONS

There were no grants of Stock Options under the Fraser Papers Stock Option Plan during the financial year ended December 31, 2005 to the Named Executive Officers. No shares were acquired on exercise in 2005.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS DURING THE FINANCIAL YEAR ENDED DECEMBER 31, 2005

	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	*Weighted-average exercise price of outstanding options warrants and rights*	*Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))*
Plan Category	*(a)*	*(b)*	*(c)*
Fraser Papers Stock Option Plan	245,000	$16.22	2,505,000
Equity compensation plans not approved by securityholders	n/a	n/a	n/a
Total	245,000	$16.22	2,505,000

PENSION AND RETIREMENT BENEFITS

Messrs. Gammiero, McMillan and McNeil participated in the Retirement Annuity Plan and Supplemental Executive Retirement Plan (the "Norbord Plans") for Canadian salaried employees of Norbord Inc. up to December 31, 2004. The pension benefits accrued under the Norbord Plans are currently the obligation of Norbord. During 2005, these employees were given the option of either converting their defined benefits accrued to December 31, 2004 under the Norbord Plans into lump sum amounts and then transferring the converted amounts to the new Fraser Papers Inc. Defined Contribution Pension Plan (the

"Fraser DC Plan"), or retaining their accrued defined benefits in the Norbord Plans. In 2005, Messrs. Gammiero, McMillan and McNeil elected to convert their defined benefits accrued under the Norbord Plans and, subject to regulatory approval and applicable pension legislation, the converted benefits will be transferred to the Fraser DC Plan. The pension benefits accrued to December 31, 2004 under the Norbord Plans, converted to lump sum amounts and payable by the Norbord Plans for Messrs. Gammiero, McMillan and McNeil were C$482,000, C$132,000 and C$207,000 respectively, measured as of December 31, 2004. Effective January 1, 2005 Messrs. Gammiero, McMillan and McNeil became participants in the Fraser DC Plan established for Canadian salaried employees of Fraser Papers. Under the Fraser DC Plan, the Corporation contributes an amount equal to 3% of employee earnings plus 50% of employee contributions up to a maximum combined corporate contribution of 7% of employee earnings. To limit the Corporation's retirement benefit liability to employees under the Fraser DC Plan, the maximum pensionable earnings has been set at $225,000. In 2005, the Corporation's total contributions to the Fraser DC Plan for Messrs. Gammiero, McMillan and McNeil were C$15,750, C$15,750 and C$15,750 respectively.

The pension arrangements for Mr. Martin provide for a benefit based on participation in the Fraser Papers Inc. Pension Equity Plan ("Fraser PEP"), the Fraser Papers Inc. Supplemental Executive Retirement Plan ("Fraser SERP") and the Fraser Operations Salaried Pension Plan. The total accrued benefit obligation for Mr. Martin under these plans is $1,422,000 at December 31, 2005. The total 2005 service cost under the plans was $32,000. Effective July 1, 2007 Mr. Martin will receive an annual pension benefit payable under these plans of $108,206.

The pension arrangements for Mr. Manzer provide for a benefit based on participation in the Fraser PEP and the Fraser SERP. The total accrued benefit obligation for Mr. Manzer under these plans is $401,000 at December 31, 2005. The total 2005 service cost under the plans was $40,000. At age 65 Mr. Manzer will have attained 32 years of credited service under the Fraser PEP and 22 years of credited service under the Fraser SERP. The estimated annual pension benefit payable under these plans to Mr. Manzer at normal retirement age (65) is $114,000.

PERFORMANCE GRAPH

The following graph assumes that $100 was invested on July 1, 2004 in Fraser Papers Inc.'s Common Shares, the TSX Paper Products Index and the S&P/TSX Composite Index respectively.



Fraser Papers
Paper Products Index
S&P/TSX Composite Index
$160
$140
$120
$100
$80
$60
$40
$20
$0
1-Jul-04
31-Dec-04
31-Dec-05

Fraser Papers Inc. $100.00	$ 97.25	$ 62.56
TSX Paper Products Index $100.00	$ 86.67	$ 47.66
S&P/TSX Composite Index $100.00	$109.20	$135.55

PART FIVE – STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the members of the Board who are elected by and are accountable to the shareholders, and takes into account the role of management who are appointed by the Board and who are charged with the ongoing management of the Corporation. The Board encourages sound corporate governance practices designed to promote the well-being and ongoing development of the Corporation, having always as its ultimate objective the best long-term interests of the Corporation and the enhancement of value for all shareholders. The Board also believes that sound corporate governance benefits the Corporation's employees and the communities in which Fraser Papers operates.

The Board is of the view that the Corporation's corporate governance policies and practices, outlined below, are comprehensive and consistent with the corporate governance guidelines outlined in National Policy 58-201 – Corporate Governance Guidelines.

BOARD OF DIRECTORS

Mandate of the Board

The Board recognizes that in order to attain its objective of enhancing shareholder value in a manner that recognizes the concerns of other stakeholders in the Corporation, including its employees, suppliers, customers and the communities in which it operates, the Corporation must have sound corporate governance structures and policies. The Board and the Corporate Governance and Nominating Committee regularly review the terms of reference of the Board and each of the committees of the Board, and the roles of the Chair, the Chief Executive Officer, and the Chair of each committee of the Board, to ensure that the Corporation complies with, or exceeds, all applicable corporate governance rules and standards. The Corporation's corporate governance practices can be viewed on the Corporation's web site at www.fraserpapers.com.

Pursuant to its terms of reference, the Board is responsible for supervising the business and affairs of the Corporation, which are managed by its officers and employees under the direction of the Chief Executive Officer. The Board discharges this responsibility directly at regularly scheduled, meetings of the Board that are called to deal with specific items of business and, indirectly, through committees composed of independent directors.

Specifically, the Board:

1) oversees the strategic planning process within the Corporation including, on an annual basis, reviewing, approving and monitoring the strategic plan for the Corporation and the fundamental financial and business strategies and objectives in the plan;
2) directly and through its Audit Committee, assesses the major risks facing the Corporation and reviews, approves and monitors the manner of managing those risks;
3) oversees the selection, evaluation and compensation of senior management and monitors succession planning;
4) primarily through the Audit Committee, effectively monitors the integrity of the Corporation's internal controls and systems.

Full terms of reference for the Board are attached as Schedule A to this Circular. The terms of reference of the Board and each of its committees can be viewed on the Corporation's web site at www.fraserpapers.com under "Corporate Governance".

The Board has approved, and acts in accordance with, the Corporation's Code of Business Conduct. All directors, officers and salaried employees are required to sign an acknowledgment annually that they have received, read and understand the contents of the Code of Business Conduct and agree to adherence to its principles. A copy of the Code of Business Conduct can be found on the Corporation's web site at www.fraserpapers.com under "Corporate Governance".

Meetings of the Board

The Board meets at least once each quarter, with additional meetings held when appropriate. During 2005 there were five regularly scheduled meetings and five meetings to review specific matters. Five regular meetings are scheduled for 2006. Meeting frequency and agenda items may change depending on the opportunities or risks faced by the Corporation. The agenda for regularly scheduled Board meetings is prepared by the Chair in consultation with the Chief Executive Officer.

Composition and Size of the Board

The Board currently consists of ten directors. On February 7, 2006 the Board passed a resolution reducing the number of directors on the Board from ten to eight, effective May 3, 2006, which is within the minimum and maximum number range set out in the by-laws of the Corporation. The Corporation considers the size of the Board to be appropriate at this time.

The Board reviewed the relationships between each of its director nominees and the Corporation and has determined that the proposed list of director nominees fairly represents the share ownership interests in the Corporation and the requirements for director independence under Canadian securities legislation.

In reaching this conclusion, the Board considers that Mr. Gammiero is related to the Corporation and the remaining director nominees are independent of the Corporation. Three of the independent director nominees, Messrs. Cockwell, Harding and Pollock (the "Brookfield Directors"), are officers and/or directors of Brookfield and/or its subsidiaries. Brookfield has a number of relationships with the Corporation as described on page 22, "Interest of Management and Others in Material Transactions." Transactions with Brookfield were approved by the independent directors who are not Brookfield Directors. The Board considers that these relationships with Brookfield affiliates are not an interest or a business or other relationship that could, or could reasonably be perceived to, materially interfere with the Brookfield Directors' ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding. The Board also considers that three directors (less than 40% of eight directors) fairly reflect the relative investment of Brookfield and other shareholders in the Corporation.

The remaining director nominees, Dr. Bryan, Mr. Gagné, Ms. Landry and Dr. Northey have, in the view of the Board, no material relationships or interests that could interfere with their independence as directors.

Committees of the Board

Board committees assist in the effective functioning of the Board. All Board committees are comprised only of independent directors, which ensures that the views of independent directors are effectively represented. The Board has five committees: the Audit Committee, the Corporate Governance and Nominating Committee, the Environment, Health and Safety Committee, the Human Resources Committee and the Pension Committee. Special committees may be formed from time to time as required to review particular matters or transactions. All Board members have an open invitation to attend any committee meeting.

It is the policy of the Board that all Board meetings and committee meetings include a session without the presence of management and related directors. In the case of the Audit Committee, each meeting includes a session with only the external auditors and the committee members.

The terms of reference of all committees and the Board are available on the Corporation's web site at www.fraserpapers.com under "Corporate Governance".

Audit Committee

The Audit Committee assists the Board in meeting its fiduciary responsibilities relating to corporate accounting and reporting practices. Its duties include overseeing internal controls, reviewing risk management practices, and approving quarterly and annual financial filings. Each meeting of the Audit Committee includes a session with only the external auditors and the committee members. The extensive review of audit committees now underway in Canada and the United States has led to a number of specific regulations and recommendations on the mandate, practices and performance of audit committees. As a result, Fraser Papers will continue to review the terms of reference of the Audit

Committee and update the charter as further rules are established. Full terms of reference for the Audit Committee are set out in "Schedule B" of this Circular and on the Corporation's web site at www.fraserpapers.com under "Corporate Governance".

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is responsible for the development and monitoring of the Corporation's corporate governance practices. Its duties include the identification and recommendation of potential nominees or appointees to the Board, and the assessment of the effectiveness of the Board, its size and composition, its committee structure and the individual performance of its directors. The committee also has responsibility for the review of the Corporation's Disclosure Policy and its Code of Business Conduct. Full terms of reference for the Corporate Governance and Nominating Committee are available on the Corporation's web site at www.fraserpapers.com under "Corporate Governance".

Environment, Health and Safety Committee

The mandate of the Environment, Health and Safety Committee is to assist the Board in carrying out its responsiblities with respect to environmental, health and safety issues. The committee reviews compliance with relevant Board resolutions and with the Corporation's environmental, health and safety policies, and assesses the effectiveness of the Corporation's environmental management processes and health and safety programs including the review of internal audits of these processes and programs. Full terms of reference for the Environment, Health and Safety Committee are available on the Corporation's web site at www.fraserpapers.com under "Corporate Governance".

Human Resources Committee

The Human Resources Committee approves the Corporation's compensation and benefits policy and monitors its implementation. It reviews management succession plans and considers appointments of officers of the Corporation. The committee annually assesses the performance of the Chief Executive Officer against agreed upon targets and recommends his compensation to the Board. For all other officers, the committee approves the compensation levels. Together with the Chief Executive Officer, the committee reviews the performance of senior officers of the Corporation and makes compensation recommendations to the Board. Full terms of reference for the Human Resources Committee are available on the Corporation's web site at www.fraserpapers.com under "Corporate Governance".

Pension Committee

The Pension Committee is responsible for overseeing the funding, investment management and administration of Fraser Papers' employee retirement plans, as managed by the Corporation's Pension Management Committee (consisting of senior finance and human resources executives). The Pension Committee approves the appointment of Pension Management Committee members, reviews and approves the appointment of outside firms engaged to support the investment and funding activities of the plans, reviews and approves funding objectives, assumptions and strategies in respect of Fraser Papers' defined benefit plans and annually assesses the overall performance and regulatory compliance of Fraser Papers' retirement plans. Full terms of reference for the Pension Committee are available on the Corporation's web site at www.fraserpapers.com under "Corporate Governance".

Board Evaluation Systems

The Board evaluates itself annually to ensure it is functioning effectively and in the best interests of the Corporation. The evaluation includes a detailed questionnaire completed by each director and one-on-one interviews with the Chair. The Chair reviews the results of the evaluation with the Corporate Governance and Nominating Committee and the Board. These evaluations assess the Board in four specific areas:

1) overall Board governance;
2) supervising and evaluating management;
3) strategy and company performance; and
4) Board effectiveness.

In 2005, this evaluation determined that the Board operates effectively.

In addition to the Board, each committee of the Board evaluates its performance annually. These evaluations focus on each committee's successes in meeting its terms of reference as well as its overall effectiveness as a committee. In 2005, each of the committees of the Board evaluated its performance as effective.

The performance of individual Board members is also reviewed by the other members of the Board. This review is conducted by the Chair and presented to the Corporate Governance and Nominating Committee for its consideration. The Corporate Governance and Nominating Committee has concluded that the assessment of Board members by their peers has validated each of them as having the skills, knowledge and commitment necessary and appropriate to function effectively as an individual director and as a member of the Board.

As part of the Board, committee and individual director evaluation processes, all opportunities to improve are implemented as identified.

Recruitment of Directors

It is the responsibility of the Corporate Governance and Nominating Committee to oversee the recruitment of directors. In general, candidates for director should have an understanding of the workings of large business organizations and senior executive level experience. Of particular importance are candidates' character, integrity, judgement, independence, analytical skills and experience relevant to the Corporation's business and strategic challenges. Candidates are proposed by the Chair of the Board and other members of the Board from time to time. If necessary, the committee retains search firms for the recruitment of directors. The Chair of the Board and the CEO meet with candidates initially and provide a summary of their qualifications to the committee. The committee then reviews and assesses the qualifications of proposed candidates and submits the names of persons to be nominated to the Board.

Director Orientation and Continuing Education

The Corporate Governance and Nominating Committee has established an orientation and continuing education program for directors to ensure they are equipped to fulfill their roles. New directors are provided with comprehensive information about the Corporation prior to their appointment that includes annual reports, management proxy circulars and the strategic plan. Within three months of becoming a director, new directors are invited to spend one day at the head office of the Corporation for personal briefings by senior management on the Corporation's strategic plan, major risks and other key business matters.

Informative updates by appropriate senior management and consultants on the Corporation's business, operations and products are regularly scheduled for presentation to directors to help them understand the Corporation's business environment, strategies and operations. In addition, all directors have the opportunity to meet and participate in work sessions with management to obtain further insight into the operations and business of the Corporation. Directors also receive and review materials on industry trends and regulatory updates from management and other sources on a regular basis.

Periodically, directors are invited to visit the operations of the Corporation at various locations to tour the facilities and to meet with employees and local dignitaries.

Directors are free to consult with members of management, whenever they so require, and to engage outside advisors with the Chair's authorization. Directors may participate in outside professional development programs approved by the Chair at the expense of the Corporation.

Change in Directors' Circumstances

The terms of reference of the Board provide that directors must offer to resign if a relevant change in their personal circumstances has occured that could impact their ability to effectively fulfill their role as a member of the Board, or if they have not attended at least 75% of the regularly scheduled Board and relevant committee meetings in the most recent 12 month period (see "Directors' Attendance Report for

Meetings Held in 2005" on page 6). The Board will evaluate the circumstances at the time, including the impact of the change on the composition of the Board, and will accept or reject the resignation.

Retirement of Directors

In general, directors do not stand for election after their 70th birthday. However, in order to ensure appropriate director succession, the Board can retain up to three directors who are 70 years of age or older.

MANAGEMENT

The primary responsibility of management is to create value for shareholders based on an approved business strategy and action plan. The Board is responsible for ensuring the performance of management is adequate and to bring about any management change that will enable Fraser Papers to perform satisfactorily. Fraser Papers' corporate governance principles are intended to encourage autonomy and effective decision-making by management while ensuring scrutiny by the Board and its committees.

The positions of Chair of the Board and Chief Executive Officer are separate, and are held by Robert J. Harding and Dominic Gammiero respectively. The Board has adopted written position descriptions for all Board positions, including the Chairs of each Board committee. These position descriptions are available on the Corporation's web site at www.fraserpapers.com under "Corporate Governance". The following are the position descriptions for the Chair of the Board and the President and Chief Executive Officer.

Role of Chair of Board

The Chair is generally responsible for managing the affairs of the Board. The responsibilities of the Chair include:

a) ensuring that the functions identified in the terms of reference of the Board are being effectively carried out by the Board and its committees;

b) presiding over all meetings of the Board ensuring that there is adequate time for discussion of relevant issues and for members of the Board to meet without the presence of management;

c) ensuring that all directors receive the information required for the proper performance of their duties;

d) ensuring that the appropriate committee structure is in place and assisting the Corporate Governance and Nominating Committee in recommending appointments to such committees;

e) leading in the annual review of director, Board committees and Board performance and making recommendations for changes when appropriate; and

f) working with the Chief Executive Officer and senior management to monitor progress on strategic planning, policy implementation and succession planning.

Role of President and Chief Executive Officer

The President and Chief Executive Officer provides leadership of the Corporation and is generally responsible for managing the operation, organization and administration of the Corporation, subject to approved policies and direction by the Board. The responsibilities of the President and Chief Executive Officer include:

a) presenting a strategic plan for the Corporation to the Board for approval, together with strategies to achieve the objectives of the plan, the risks and alternatives to these strategies and specific steps and performance indicators, which will enable the Board to evaluate progress on implementing such strategies;

b) proposing to the Board for approval annual capital and operating plans that implement the Corporation's strategies, together with key financial and other performance goals for the Corporation's activities and reporting regularly to the Board on the progress against these goals;

c) acting as the primary spokesperson for the Corporation to all its stakeholders;

d) presenting to the Board for approval annually an assessment of the Corporation's management resources together with a succession plan that provides for the orderly succession of senior management, including the recruitment, training and development required;

e) recommending to the Board the appointment or termination of any officer of the Corporation other than the Chairman;

f) developing and implementing the systems and processes to support the policies established by the Board;

g) together with the Corporation's Chief Financial Officer, establishing and maintaining disclosure controls and procedures and internal controls and procedures for financial reporting appropriate to ensure the accuracy and integrity of the Corporation's financial reporting and public disclosure; and

h) fostering a corporate culture that promotes ethical practices and encourages individual integrity and social responsibility.

Management's Relationship to the Board

The Corporation's senior management reports to and is accountable to the Board. One senior executive of the Corporation, Dominic Gammiero, is also a member of the Board. At its meetings, the Board regularly engages in a private session with Mr. Gammiero without other members of management present. The Board also meets independently of all management at every meeting.

Management Accountability

The Board believes in the importance of developing strategic plans to ensure the compatibility of shareholder, Board and management views on the Corporation's strategic direction and performance targets, and the effective utilization of shareholder capital. Each year, the Board reviews the strategic initiatives and annual strategic plan submitted by senior management. The Board's approval of the annual strategic plan provides a mandate for senior management to conduct the affairs of the Corporation within the terms of the plan, knowing it has the necessary board support. Material deviations from the plan are reported to and considered by the Board.

Board and Committee Information

The information provided by the Corporation's management to the Board is critical to the Board's effectiveness. In addition to reports presented to the Board and its committees at regular meetings, the Board is also informed on a timely basis by management of corporate developments and key decisions taken by management in pursuing Fraser Papers' strategic plan and objectives. The Board periodically assesses the quality, completeness and timeliness of information provided by management to the Board.

CODE OF BUSINESS CONDUCT

The Board has adopted a written code of business conduct (the "Code") prescribing the minimum moral and ethical standards of conduct required of all directors, officers and employees of the Corporation and its subsidiaries. A copy of the Code can be found on the Corporation's website at www.fraserpapers.com under "Corporate Governance".

The Corporation provides, on an annual basis, a copy of the Code to all directors, officers and employees. All directors, officers and salaried employees are required to sign an acknowledgment that they have received, read and understand the contents of the Code and agree to adherence to its principles.

The Corporate Governance and Nominating Committee is charged with reviewing the Code on an annual basis and recommending proposed changes to the Board for approval.

All employees are required to disclose in writing to their supervisors, all activities, investments or businesses that might create an actual or potential conflict of interest with their duties for the Corporation. Directors are to consult with the Chair of the Board with respect to potential conflicts and abstain from voting when such matter is before the Board for approval.

All violations of law or of the Code must also be reported. The Corporation has implemented a Whistle Blower Policy, allowing directors, officers and employees to report, in confidence, a violation of law or with the Code to the CEO or the Chair of the Audit Committee. Contact information can be found on the Corporation's website at www.fraserpapers.com.

Communication and Disclosure Policies

The Corporation has adopted a Disclosure Policy that summarizes its policies and practices regarding disclosure of material information to investors, analysts and the media. The purpose of this policy is to ensure that the Corporation's communications with the investment community are timely, consistent and in compliance with all applicable securities legislation. The Disclosure Policy is reviewed annually by the Board and posted on the Corporation's web site at www.fraserpapers.com under "Corporate Governance".

The Corporation endeavours to keep its shareholders informed of its progress through a comprehensive annual report, quarterly interim reports and periodic press releases. It also maintains a web site that provides summary information on the Corporation and ready access to its published reports, press releases, statutory filings and supplementary information provided to analysts and investors. Directors and management meet with the Corporation's shareholders at the Annual Meeting and are available to respond to questions at that time.

Shareholders who wish to contact the Chair or other Board members can do so directly or through the Chief Administrative Officer of the Corporation.

The Corporation's Whistle Blower Policy allows the Chair of the Audit Committee to receive any complaints or concerns relating to the Corporation's accounting practices, internal accounting controls or auditing matters directly from employees or others. The direct receipt by the Audit Chair allows him to handle these complaints in a confidential and timely manner. Contact information for the Chair of the Audit Committee is outlined in the Corporation's Code of Business Conduct that is reviewed annually and posted on the Corporation's web site at www.fraserpapers.com.

The Corporation also maintains an investor relations program to respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts and financial advisors to ensure that accurate information is available to investors, including quarterly conference calls and web casts to discuss the Corporation's financial results. The Corporation also endeavours to ensure that the media are kept informed of developments as they occur, and have an opportunity to meet and discuss these developments with the Corporation's designated spokespersons.

PART SIX – OTHER INFORMATION

Indebtedness of Directors, Executives and Senior Officers

As of the date of this Circular, there was no outstanding indebtedness (other than "routine indebtedness" under applicable Canadian securities and corporate laws) to the Corporation or its subsidiaries by all officers, directors, employees or former officers, directors or employees of the Corporation, or any associates of any such persons, made in connection with the purchase of securities of the Corporation or any of its subsidiaries.

Directors' and Officers' Liability Insurance

The Corporation maintains directors and officers insurance with an annual limit of C$50 million subject to a corporate deductible of C$1 million per loss. Under this insurance coverage, the Corporation is reimbursed for indemnity payments made to directors or officers as required or permitted by law or under provisions of its by-laws. Such payments could be made to directors or officers to indemnify for losses, including legal costs, arising from acts, errors or omissions committed by directors and officers during the course of their duties as such. This insurance also provides coverage to individual directors and officers without any deductible if they are not indemnified by the Corporation. The insurance coverage for directors and officers has certain exclusions including, but not limited to, those acts determined to be

deliberately fraudulent or dishonest or have resulted in personal profit or advantage. The cost of such insurance is borne by the Corporation and is currently C$42,500 annually.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

During the second quarter of 2005, the Corporation exercised its option to acquire a cogeneration plant in New Hampshire from an affiliate of Brookfield for $34 million. Prior to the acquisition, the Corporation purchased all of the output of the facility under a tolling agreement. By acquiring this facility, Fraser Papers removed Norbord from its guarantee of amounts owing under the tolling agreement.

A subsidiary of Brookfield had provided the Corporation with a revolving credit facility in the principal amount of $83 million, repayable at any time without penalty. During the first quarter of 2005 the Corporation repaid the $75 million outstanding on the facility. The facility was then cancelled. In addition, Brookfield has provided the Corporation with a facility with a notional amount of $150 million to enter into forward foreign exchange contracts as part of the Corporation's hedging activities. At December 31, 2005, the Corporation has entered into forward foreign exchange contracts of C$70 million under this facility.

During 2005, the Corporation maintained interest-bearing deposits with an affiliate of Brookfield on a demand basis. The interest earned on the deposits was at market rates. At December 31, 2005, the Corporation had no deposits outstanding.

Fraser Papers purchases goods and services from Brookfield and its affiliates. During 2005, Fraser Papers purchased approximately $18 million of goods and services, including electricity, wood fibre, forest consulting and financial services from Brookfield and its affiliated companies.

The Corporation has invested $10 million in convertible term preferred units of Katahdin Paper Company LLC ("Katahdin"), a wholly-owned subsidiary of Brookfield. Katahdin operates two paper mills in Maine. The units earn a preferential cumulative distribution of 5% per annum and are convertible into common equity units of Katahdin. In addition, a wholly-owned subsidiary of the Corporation (the "lessee") has leased certain productive equipment owned by Katahdin. The amount of the lease payments are determined with reference to the profits generated by those assets such that all of the profits earned by the lessee on those assets, net of a management fee, are remitted to the lessor as a lease payment. During 2005, the lessee earned $7 million after all lease payments to the lessor.

In January of 2006, the Corporation sold its timberlands in New Brunswick to Acadian, a newly formed income fund, for net proceeds of approximately $125 million, including cash of $94 million and $31 million of securities. The securities are convertible into 3,613,780 units of the fund, representing a 22% interest on a fully-diluted basis, and are entitled to the same rights as units of the fund. The Corporation's investment entitles it to regular cash distributions to the extent that Acadian declares them. The Corporation has also entered into a fibre supply agreement and Crown lands services agreement with Acadian. The fibre supply agreement has a term of 20 years, with an option to extend the agreement for a further 5 years. Brookfield also owns a significant retained interest in Acadian and provides asset management services to the fund.

SHAREHOLDER PROPOSALS FOR NEXT YEAR'S ANNUAL MEETING

The *Canada Business Corporations Act* permits certain eligible shareholders of the Corporation to submit shareholder proposals to the Corporation, which proposals may be included in a management proxy circular relating to an Annual Meeting of Shareholders. Any shareholder proposal for the Corporation's Annual Meeting of Shareholders to be held in 2007 must be delivered to the Chief Administrative Officer of the Corporation at Suite 200, P.O. Box 762, BCE Place, 181 Bay Street, Toronto, Ontario M5J 2T3, no later than December 22, 2006.

AVAILABILITY OF DISCLOSURE DOCUMENTS

Financial information relating to the Corporation is provided in the Corporation's comparative financial statements and management's discussion and analysis of financial condition and results of operations for the financial year ended December 31, 2005.

The Corporation will provide any person or company, upon request to the Chief Administrative Officer of the Corporation, with a copy of this Circular and: (i) the most recent annual information form of the Corporation, together with a copy of any document, or pertinent pages of any document, incorporated therein by reference; (ii) the comparative financial statements of the Corporation for the fiscal year ended December 31, 2005, together with the report of the auditors thereon; (iii) the most recent annual report of the Corporation, which includes management's discussion and analysis of financial condition and results of operations; and (iv) the interim financial statements of the Corporation for the periods subsequent to the end of its fiscal year. This information, along with other information relating to the Corporation, is also available on SEDAR at www.sedar.com.

DIRECTORS' APPROVAL

The contents and sending of the Circular have been approved by the directors of the Corporation.



GLEN MCMILLAN
Senior Vice President
and Chief Administrative Officer

Toronto, Canada
March 10, 2006

SCHEDULE A

BOARD OF DIRECTORS – TERMS OF REFERENCE

1. ROLE OF THE BOARD

The role of the board of directors (the "Board") is to supervise the business and affairs of the Corporation, which are conducted by its officers and employees under the direction of the Chief Executive Officer ("CEO"), to enhance the long-term value of the Corporation for its shareholders. The Board is elected by the shareholders to oversee management to ensure that the best interests of the shareholders are advanced by enhancing shareholder value in a manner that recognizes the concerns of other stakeholders in the Corporation including its employees, suppliers, customers and the communities in which it operates.

2. AUTHORITY AND RESPONSIBILITIES

The Board meets regularly to review reports by management on the performance of the Corporation. In addition to the general supervision of management, the Board performs the following functions:

(a) **Strategic Planning** – overseeing the strategic planning process within the Corporation including, on an annual basis, reviewing, approving and monitoring the strategic plan for the Corporation and the fundamental financial and business strategies and objectives in the plan;

(b) **Risk Assessment** – assessing the major risks facing the Corporation and reviewing, approving and monitoring the manner of managing those risks;

(c) **CEO** – developing a position description for the CEO including the corporate objectives that the CEO is responsible for meeting and selecting, evaluating and compensating the CEO;

(d) **Senior Management** – overseeing the selection, evaluation and compensation of senior management and monitoring succession planning;

(e) **Disclosure and Communications** – overseeing the Corporation's public disclosure, communications and financial reporting including reviewing and monitoring the controls, policies and procedures within the Corporation to maintain its culture of integrity including its disclosure controls and procedures, its internal controls and procedures for financial reporting and compliance with its Code of Business Conduct and interaction with stakeholders;

(f) **Communications from Stakeholders** – ensuring an appropriate system for receiving feedback from stakeholders is in place including the investor relations program; and

(g) **Corporate Governance** – ensuring an appropriate system of corporate governance principles and guidelines is in place.

In addition to those matters that must, by law, be approved by the Board, specific Board approval must be obtained for:

(i) any disposition or expenditure in excess of C$3,000,000 and any cost overrun on any project in excess of 10% or C$2,000,000, whichever is less;

(ii) any loan agreement or guarantee for an amount in excess of C$10,000,000; and

(iii) any other material agreement or arrangement that is not in the ordinary course of business of the Corporation.

(iv) changes in senior management at the Corporation.

3. COMPOSITION AND PROCEDURES

(a) **Size of Board and Selection Process** – The directors of the Corporation are elected each year by the shareholders at the annual meeting of shareholders. The Corporate Governance and Nominating Committee proposes to the full Board the nominees for election to the Board and the Board proposes a slate of nominees to the shareholders for election. Any shareholder may propose a nominee for election to the Board either by means of a shareholder proposal upon

compliance with the requirements prescribed by the *Canada Business Corporations Act* or at the annual meeting. The Board also determines the number of directors on the Board, subject to a minimum of eight and a maximum of 20. Between annual meetings, the Board may appoint directors to serve until the next annual meeting.

(b) **Qualifications** – Directors should have the highest personal and professional ethics and values and be committed to advancing the best interests of the shareholders of the Corporation. They should possess skills and competencies in areas that are relevant to the Corporation's activities. A majority of the directors will be "independent" under applicable securities laws.

(c) **Change in Circumstances** – Directors must offer to resign if there has been any change in their personal circumstances which may affect their ability to effectively fulfill their role as a member of the Board.

(d) **Director Orientation and Continuing Education** – The Corporate Governance and Nominating Committee reviews the Corporation's Director Orientation and Continuing Education Program (the "Program") and makes recommendations to the Chief Administrative Officer, who is responsible for overseeing the Program. The Program is designed to ensure that directors are equipped to fulfill their roles.

(e) **Meetings** – The Board has at least four scheduled meetings a year. The Board is responsible for its agenda. Prior to each Board meeting, the CEO will discuss agenda items for the meeting with the Chair of the Board. Materials for each meeting are distributed to the directors in advance and the directors are expected to review them prior to the meeting.

The independent directors have at least four scheduled meetings a year without management present. The directors shall appoint a "lead director" to chair these meetings.

Any director who has not attended at least 75% of the regularly scheduled Board and committee meetings in a 12 month period must offer to resign.

(f) **Committees** – The Board has established the following standing committees to assist the Board in discharging its responsibilities – Audit, Corporate Governance and Nominating, Human Resources, Pension, and Environment Health and Safety. Special committees are established from time to time to assist the Board in connection with specific matters. The chair of each committee reports to the Board following meetings of the committee. The terms of reference of each standing committee are reviewed annually by the Board.

(g) **Evaluation** – The corporate governance and nominating committee performs an annual evaluation of the effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors.

(h) **Compensation** – The Corporate Governance and Nominating Committee recommends to the Board the compensation and benefits for non-management directors. In reviewing the adequacy and form of compensation and benefits, the committee seeks to ensure that the compensation and benefits reflect the responsibilities and risks involved in being a director of the Corporation and align the interests of the directors with the best interests of the shareholders.

(i) **Access to Independent Advisors** – The Board and any committee may at any time retain outside financial, legal or other advisors at the expense of the Corporation. Any director may, subject to the approval of the Chair of the Board, retain an outside advisor at the expense of the Corporation.

SCHEDULE B

AUDIT COMMITTEE – TERMS OF REFERENCE

1. ROLE OF AUDIT COMMITTEE

The role of the audit committee (the "Committee") is to assist the board of directors (the "Board") in its oversight of the integrity of the financial and related information of the Corporation including its financial statements, the internal controls and procedures for financial reporting and the processes for monitoring compliance with legal and regulatory requirements and to review the independence, qualifications and performance of the external auditor of the Corporation. Management is responsible for establishing and maintaining those controls, procedures and processes and the Committee is appointed by the Board to review and monitor them.

2. AUTHORITY AND RESPONSIBILITIES

In carrying out its role, the Committee has the following authority and responsibilities.

(a) **Financial Information and Reporting**

(i) to review and discuss with management and the external auditor, as appropriate:

- the annual audited financial statements and the interim financial statements including the accompanying management's discussion and analysis; and
- earnings guidance and other releases containing information taken from the Corporation's financial statements prior to their release.

(ii) to review the Corporation's financial reporting and accounting standards and principles and any proposed material changes to them or their application.

(b) **Internal Controls** – to review, with the chief administrative officer ("CAO"), the external auditor and others, as appropriate, the Corporation's internal system of internal controls.

(c) **External Audit**

(i) to recommend to the Board, for shareholder approval, the external auditor that will be nominated to examine the Corporation's accounts, controls and financial statements on the basis that the external auditor reports directly to the Committee as representatives of the shareholders of the Corporation;

(ii) to recommend to the Board the compensation of the external auditor;

(iii) to evaluate the audit services provided by the external auditor, pre-approve all audit fees and recommend to the Board, if necessary, the replacement of the external auditor;

(iv) to pre-approve any non-audit services to be provided to the Corporation by the external auditor and the fees for those services;

(v) to obtain and review at least annually a written report by the external auditor setting out the auditor's internal quality-control procedures, any material issues raised by the auditor's internal quality-control reviews and the steps taken to resolve those issues; and

(vi) to review at least annually the relationships between the Corporation and the external auditor in order to establish the independence of the external auditor.

(d) **Risk Management** – to review and monitor the Corporation's major financial risks and risk management policies and the steps taken by management to mitigate those risks.

(e) **Compliance**

(i) to review the Corporation's financial reporting procedures and policies to ensure compliance with all legal and regulatory requirements and to investigate any non-adherence to those procedures and policies; and

(ii) to establish procedures for the receipt and treatment of any complaint regarding accounting, internal accounting controls or auditing matters including procedures for the confidential,

anonymous submissions by employees of concerns regarding questionable accounting or auditing matters.

3. **COMPOSITION AND PROCEDURES**

(a) **Size** – The Committee will consist of a minimum of three directors. The members of the Committee are appointed by the Board upon the recommendation of the Corporate Governance and Nominating Committee and may be removed by the Board in its discretion.

(b) **Qualifications** – All members of the Committee must meet the independence and financial literacy requirements of applicable regulatory authorities and at least one member of the Committee must be a financial expert.

(c) **Meetings** – The Committee will meet at least five times a year and a portion of each meeting will be held without the presence of management.

(d) **Review of Financial Statements** – The Committee will review the Corporation's annual audited financial statements with the chief executive officer ("CEO") and chief financial officer ("CFO") and then the full Board. The Committee will review the interim financial statements with the CEO and CFO. The external auditor will be present at these meetings.

(e) **Review of CEO and CFO Certification Process** – In connection with its review of the annual audited financial statements and interim financial statements, the Committee will also review the process for the CEO and CFO certifications with respect to the financial statements and the Corporation's disclosure and internal controls, including any material deficiencies or changes in those controls.

(f) **Review of Earnings and Other Releases** – The Committee will review with the CFO any earnings guidance to be issued by the Corporation and any news release containing financial information taken from the Corporation's financial statements prior to the release of the financial statements to the public. In addition, the CFO must review with the Committee the substance of any presentations to analysts or rating agencies that contain a change in strategy or outlook.

(g) **Approval of Audit and Non-Audit Services** – In addition to recommending the external auditor to examine the Corporation's financial statements, the Committee must approve any use of that external auditor to provide non-audit services prior to its engagement. It is the Committee's practice to restrict the non-audit services that may be provided by the external auditor in order to minimize relationships that could appear to impair the objectivity of the external auditor.

(h) **Hiring Guidelines for Independent Auditor Employees** – The Committee will adopt guidelines regarding the hiring of any partner or employee or former partner or employee of any external auditor of the Corporation.

(i) **Audit Partner Rotation** – The Committee will ensure that the lead audit partner assigned by the external auditor to the Corporation, as well as the independent review partner charged with reviewing the financial statements of the Corporation, are changed at least every five years.

(j) **Process for Handling Complaints about Accounting Matters** – The Committee has established the following procedure for the receipt and treatment of any complaint received by the Corporation regarding accounting, internal accounting controls or auditing matters:

(i) The Corporation will make available and make known special mail and e-mail addresses and a telephone number for receiving complaints regarding accounting, internal accounting controls or auditing matters.

(ii) Copies of complaints received will be sent to the members of the Committee.

(iii) All complaints will be investigated by the Corporation's finance staff, as directed by the Committee. The Committee may request that outside advisors be retained to investigate any complaint.

(iv) The status of each complaint will be reported on a quarterly basis to the Committee and, if the Committee so directs, to the full Board.

The Corporation's Code of Business Conduct prohibits any director, officer or employee of the Corporation from retaliating or taking any adverse action against anyone for raising or helping to resolve a complaint.

(k) **Evaluation** – The Committee will conduct and present to the Board an annual evaluation of the performance of the Committee and the adequacy of these terms of reference and recommend any proposed change to the Board for approval.

(l) **Other Matters** – The Committee will conduct reviews, and where appropriate recommend action by the Board, on:

(i) the annual information form to be filed by the Corporation;

(ii) regular reports on outstanding litigation that could have a material effect on the Corporation;

(iii) an annual certificate of the CEO attesting that senior management of the Corporation have received and agreed to be bound by the Corporation's Code of Business Conduct and as to compliance with the Code;

(iv) an annual report on officers' expenses;

(v) an annual report on consulting and legal fees paid by the Corporation; and

(vi) an annual report on the Corporation's insurance coverage and costs.

FraserPapers

Fraser Papers Inc.
Suite 200, P.O. Box 762
BCE Place, 181 Bay Street
Toronto, Ontario M5J 2T3

Form of Proxy
For the Annual Meeting of Shareholders of Fraser Papers Inc. to be held on May 4, 2006 at 10:30 a.m.

The undersigned holder ("Shareholder") of common shares of Fraser Papers Inc. (the "Corporation") hereby appoints Robert J. Harding or, failing him, Dominic Gammiero or instead of either of the foregoing ______________________________, as proxyholder of the Shareholder, with full power of substitution, to attend and act and vote for and on behalf of the Shareholder at the **Annual Meeting of Shareholders (the "Meeting"), to be held at the Hockey Hall of Fame on May 4, 2006 at 10:30 a.m. Toronto time,** and at any adjournment thereof to the same extent and with the same powers as if the Shareholder were personally present at the Meeting with authority to vote at the said proxyholder's discretion, except as otherwise specified below. Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the shares represented in the following manner:

1. **ELECTION OF DIRECTORS**
   To elect as directors the nominees, which are specified in the accompanying Management Proxy Circular, as follows:

01 Rorke B. Bryan	05 Robert J. Harding
02 Jack L. Cockwell	06 Aldéa Landry
03 Paul E. Gagné	07 Margot Northey
04 Dominic Gammiero	08 Samuel J.B. Pollock

☐ **FOR** all nominees listed above (except for the following nominee(s) from whom I withhold my vote):

____
(Name of nominee(s) – please print)

☐ **WITHHOLD** my vote from all nominees

2. **APPOINTMENT OF AUDITORS**
   To appoint Ernst & Young LLP as Auditors and to authorize the directors to fix their remuneration.

☐ **FOR**

☐ **WITHHOLD**

This form of proxy is solicited on behalf of the management of the Corporation. The shares represented by this form of proxy will be voted by the persons whose names are printed herein on any ballot that may be called for and, where the Shareholder has specified a choice with respect to the matter, will be voted as directed herein, or if no direction is given, will be voted in favour of the matter. Each Shareholder has the right to appoint a proxyholder, other than the persons whose names are printed herein, who need not be a shareholder, to attend and to act for the Shareholder at the Meeting. To exercise such right, the two printed names must be crossed out and the name of the Shareholder's appointee legibly printed in the blank space provided.

A proxy must be executed by the Shareholder or the Shareholder's attorney authorized in writing. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by the Corporation.

The undersigned hereby revokes any proxies previously given.

Dated this ________ day of ______________________, 2006.

____
(Signature of Shareholder)

____
(Name of Shareholder – please print)

Under securities regulations, securityholders may elect annually not to receive the annual financial statements and MD&A by mail. If you do not wish to receive these materials, please mark "X" in the box provided. ☐

Under securities regulations, securityholders may elect annually to receive the interim financial statements and MD&A by mail. If you wish to receive these materials, please mark "X" in the box provided. ☐

Please see reverse for voting options.


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FraserPapers

Fraser Papers Inc.
Suite 200, P.O. Box 762
BCE Place, 181 Bay Street
Toronto, Ontario M5J 2T3

1. If the Shareholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

2. This form of proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered.

3. Persons signing as executors, administrators, trustees etc., should so indicate and give their full title as such.

4. This form of proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and deposited with Fraser Papers Inc. c/o ADP Investor Communications, 5970 Chedworth Way, Mississauga, Ontario, L5R 4G5, not later than the close of business on Tuesday, May 2, 2006 or, if the Meeting is adjourned, 48 hours (excluding Saturdays and holidays) before the time for the adjourned Meeting. A proxy is valid only at the Meeting in respect of which it is given or any adjournment of that Meeting.

5. Voting Options:

   In order to expedite your vote, you may use a touch-tone telephone or the Internet. To vote by telephone, call toll free 1-800-474-7493 (English) or 1-800-474-7501 (French). You will be prompted to provide your 12 digit control number located below. The telephone or Internet voting service is not available on the day of the Meeting and the telephone system cannot be used if you plan to attend the Meeting or designate another person to attend on your behalf.

   To vote via the Internet, go to www.proxyvote.com and follow the simple instructions.

   You may send your completed and signed Proxy by facsimile to 905-507-7793 or 514-281-8911.

12345R E:C 00

FRASER PAPER INC.
ATTN: MR. JOHN SAMPLE
123 FINANCE STREET
SUITE 1234
ANYCITY PR A1A 1A1



1234567890

Name: FRASER PAPER INC.
Desc: ABC FINANCIAL CORPORATION
Acct: 00ABCD0000000A **CUSIP:** 12345A123
Lang: E:C 12345A
FINS: T123 123456
CONTROL NUMBER: 1234 5678 9000

FraserPapers

Form 52-109F1 - Certification of Annual Filings

I, Dominic Gammiero, President and Chief Executive Officer of Fraser Papers Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Fraser Papers Inc. (the issuer) for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   b. evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 20, 2006

signed *"Dominic Gammiero"*

Dominic Gammiero
President and Chief Executive Officer

FraserPapers

Form 52-109F1 - Certification of Annual Filings

I, Peter Gordon, Senior Vice President, Finance and Chief Financial Officer of Fraser Papers Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Fraser Papers Inc. (the issuer) for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   b. evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 20, 2006

signed *"Peter Gordon"*

Peter Gordon
Senior Vice President, Finance
and Chief Financial Officer

FraserPapers

FRASER PAPERS INC.

ANNUAL INFORMATION FORM

March 20, 2006

TABLE OF CONTENTS

	Page
Glossary	i
Corporate Structure	1
Subsidiaries	1
General Development of the Business	2
Relationship with Norbord	2
Fraser Papers Strategy	3
Changes in the Business since 2003	4
Description of the Business	6
Paper Segment	6
Timber Segment	12
Forest Resources	12
Sales and Marketing	13
Transportation	16
Competition	16
Raw Materials and Energy	17
Backlog and Seasonality	18
Research and Development	19
Environment, Health and Safety	19
Human Resources	20
Risks of the Business	21
Dividends	29
Capital Structure	29
Debt Ratings	30
Market for Securities	31
Directors and Officers	32
Directors	32
Officers	33
Transfer Agent and Registrar	33
Auditors	33
Audit Committee Information	34
Interest of Management and Others in Material Transactions	35
Material Contracts	36
Forward-Looking Information	37
Additional Information	37
Appendix A – Audit Committee Terms of Reference	38

GLOSSARY

Biomass: bark used as fuel to operate cogeneration facilities or boilers

Bleached chemi-thermo-mechanical pulp (BCTMP): pulp produced from wood chips using a chemi-mechanical process to break the bonds between the wood fibres. BCTMP is generally stronger than mechanical pulps and provides higher yields than chemical pulps

Chemical pulp: pulp produced from wood chips using chemical processes to break the bonds between the wood fibres

Coated paper: paper coated with clay and treated to impart a smooth glossy surface

Cogeneration: generation of power in an industrial power plant to produce both steam and electricity for in-plant use, as well as electricity for sale to outside utility companies

Crown licenses: licenses granted by provincial governments to companies which allow those companies to harvest trees on the licensed land

Deinked pulp: pulp made by processing recycled paper to remove ink and other contaminants

Dimension lumber: wood that is milled into standard sizes for construction uses

Directory Papers: lightweight groundwood papers that are used to produce printed telephone and information directory publications

fbm: foot-board measure (board foot) — one square foot of lumber one inch thick

Fine paper: uncoated freesheet paper

Freehold land: land that is wholly owned by Fraser Papers

Groundwood paper: paper with mechanical pulp as its major component, which differs from newsprint in brightness, surface characteristics and end uses

Hectare: 2.471 acres

Kraft or sulphate pulp: chemical pulp produced by an alkaline cooking process using sodium sulphate

Market pulp: pulp sold on the open market between non-affiliated companies

Mechanical pulp: pulp produced from roundwood or wood chips by mechanically breaking the bonds between wood fibres

m3: cubic meter or 35.315 cubic feet

Mfbm (MMfbm): thousand (million) feet board measure

Paperboard: a thick paper used to produce rigid boxes and a variety of packaging applications

Release paper: paper designed to be easily removed from sticky surfaces, such as the backing paper for labels

Roundwood: Wood fibre in log form

SC-A Paper: an uncoated groudwood paper grade with similar surface characteristics to coated groundwood papers; can be used as a low cost substitute for coated groundwood papers in magazines and advertising insert applications

Silviculture: the science of forest management

Sludge: solid waste material produced in mill effluent treatment systems disposed of by burning or landfilling

Sulphite pulp: chemical pulp produced by an acid cooking process using magnesium or calcium bisulphite

Technical specialty papers: uncoated freesheet papers which require a high degree of technical expertise to produce and are manufactured to customer specifications

Thermal base paper: paper coated with a heat-sensitive material that changes colour when heat is applied in a thermal printer

Tonne: metric ton 1,000 kilograms or 2,205 pounds

Uncoated freesheet paper: paper with bleached chemical pulp as its major component, also known as fine paper

Wood pulp: wood fibres produced from solid wood or wood chips for use in the production of paper, paperboard and other products

CORPORATE STRUCTURE

Fraser Papers Inc. is a corporation existing under the laws of Canada. Fraser Papers Inc. was established as a result of the distribution of the paper, pulp, sawmill, and timber assets of Norbord Inc. (formerly Nexfor Inc.). This distribution was effected by way of a plan of arrangement under the *Canada Business Corporations Act* (the "Arrangement") on June 30, 2004. The registered and principal office of Fraser Papers Inc. is Suite 200, BCE Place, 181 Bay Street, Toronto, Ontario, M5J 2T3.

In this Annual Information Form, "Fraser Papers", "we", "us' and "our" refers to Fraser Papers Inc. and its consolidated subsidiaries and affiliates for periods subsequent to June 30, 2004 and the Paper and Timber segments of Norbord Inc for periods prior to June 30, 2004. "Company" or "Corporation" means Fraser Papers Inc. as a separate corporation, unless the context implies otherwise. "Norbord" means Norbord Inc. and its consolidated subsidiaries.

Fraser Papers is an integrated specialty paper company which produces a broad range of technical, and printing & writing papers. The company has operations in New Brunswick, Maine, New Hampshire and Quebec. The Company is listed on the Toronto Stock Exchange under the symbol: FPS. Additional information is available on the Fraser Papers website at www.fraserpapers.com.

At March 20, 2006 Brookfield Asset Management Inc. (together with its subsidiaries, "Brookfield"), a diversified Canadian based corporation, owned directly, or indirectly, approximately 46% of the outstanding Common Shares of the Company.

Subsidiaries

The principal operating subsidiaries of the Company are:

Name	Jurisdiction of Incorporation or Organization	Percentage of Voting Securities Owned
FPS Canada Inc	Canada	100%
Fraser Papers Holding Inc.	Delaware	100%
Fraser Papers Limited	Maine	100%
Fraser Timber Limited	Maine	100%
Fraser N.H. LLC	Delaware	100%

There are no voting or non-voting securities issued by any of these companies that are not 100% owned by Fraser Papers.

FPS Canada Inc. manages the Company's pulp and sawmill assets in Canada. These include: a pulp mill in Edmundston New Brunswick; a market pulp mill in Thurso, Quebec; and sawmills in Juniper and Plaster Rock, New Brunswick.

Fraser Papers Inc. sold its New Brunswick timberlands on January 31, 2006 as described in "Changes in the Business since 2003".

Fraser Papers Holdings Inc. owns the Fraser Papers investments in Fraser Papers Limited and Fraser Timber Limited.

Fraser Papers Limited owns and manages Fraser Papers' paper operations in Madawaska, Maine. In addition, Fraser Papers Limited is the sole member of Fraser N.H. LLC. Fraser N.H. LLC owns and operates a market pulp mill in Berlin, New Hampshire and a paper mill in Gorham, New Hampshire.

Fraser Timber Limited owns and manages Fraser Papers' sawmill operations in Maine.

Fraser Papers was established as a stand-alone company on June 30, 2004. As a result, comparative historical financial results may not be indicative of those that would have resulted had Fraser Papers existed as a stand-alone entity during those periods. The Management Proxy Circular of Norbord Inc. dated May 3, 2004 contains audited combined financial statements of the Fraser Papers Division of Norbord for periods prior to June 30, 2004.

Fraser Papers reporting currency is the United States dollar. **All references to "$" or "dollars" in this Annual Information Form are to U.S. dollars unless otherwise specified.**

GENERAL DEVELOPMENT OF THE BUSINESS

Fraser Papers was established as a stand-alone company on the June 30, 2004. Prior to that date, the operations of Fraser Papers constituted the Timber and Paper segments of Norbord.

Fraser Papers' development as a public company has focused on gaining independence from Norbord and aggressively implementing its business plan.

Relationship with Norbord

Prior to the Arrangement, Norbord provided certain services to Fraser Papers. These included:

- Selling the lumber produced by Fraser Papers' sawmills and collecting the receivables related to the lumber sales;
- Substantially all financing requirements;
- Treasury functions and cash management;
- Income tax return preparation; and
- Technical research and product development.

Norbord provided treasury and taxation services for Fraser Papers under an agreement which expired December 27, 2005.

As part of the Arrangement, Fraser Papers issued a note payable to Norbord for $83 million. The note bore interest at Libor + 3% and was repaid on September 30, 2004 at par.

Norbord has provided guarantees for certain obligations of Fraser Papers. These were previously obligations of the Paper and Timber segments of Norbord. The estimated maximum potential amount of these obligations was $84 million as at June 30, 2004. Fraser Papers is in the process of removing Norbord from these obligations by purchasing assets currently under lease, posting appropriate collateral directly with creditors or substituting Fraser Papers as guarantor. As at December 31, 2005, the maximum potential amount of these obligations had been reduced to $13 million. Until Norbord is removed from these guarantees, Norbord will have the right to perfect security over the property, plant and equipment and other assets of Fraser Papers.

Fraser Papers Strategy

Our objective is to achieve a 12% return on equity over the market cycle for our paper products while providing share capital growth for shareholders. Fraser Papers operated in two business segments during 2005: Paper and Timber. The Paper segment includes Fraser Papers' paper, pulp and lumber operations. The Timber segment included the operation of Fraser Papers' freehold timber operations as well as the management of Crown licenses in New Brunswick. The Maine timberlands operations were sold in May, 2005 while the freehold timberlands in New Brunswick were sold in January, 2006. Commencing in 2006, the Company includes the management of its Crown licenses in the Paper segment.

The Company's business strategy is designed to achieve the following objectives:

- Focus productive capacity and development efforts on paper grades where Fraser Papers can achieve competitive advantage and higher margins;
- Implementing results focused business processes and reducing the cost structure of each operation;
- Reposition assets to ensure optimum value to shareholders and enhance operating leverage and flexibilty;
- Maintain an appropriate level of financial leverage considering the cyclicality of our business; and
- Consider growth opportunities which are complementary to the strategy and accretive to earnings.

Fraser Papers believes that a focus on improving product margins is key to increasing shareholder value. The Company tracks improvements in product mix and customer mix, volumes and cost reductions and reports quarterly to shareholders under the Margin Improvement Program ("MIP"). During 2005, Fraser Papers generated margin improvements of $15 million relative to 2004. In 2004, Fraser Papers generated margin improvements of $42 million relative to 2003.

Fraser Papers will continue to explore asset repositioning opportunities to ensure optimal allocation of capital. During 2005, Fraser Papers completed the sale of its pulp and paper mill in Wisconsin, sold approximately 240,000 acres of freehold timberlands in Maine, sold its paperboard business in New Brunswick and, in January, 2006, sold its 765,000 acres of freehold timberlands in New Brunswick.

Fraser Papers will explore growth opportunities only if they are consistent with the Company's objectives. Acquisitions will be done selectively, and on a value basis. Aggressive product development and productivity improvement programs will continue to contribute to this objective.

Maintaining a strong balance sheet is important in a cyclical business. During March of 2005, the Company issued $150 million of 10 year senior unsecured notes at an attractive long-term fixed interest rate of 8.75%. Fraser Papers' conservative capital structure and the increased liquidity from the issuance of senior unsecured notes provide flexibility in considering the objectives noted above.

Changes in the Business since 2003

On March 7, 2006, Fraser Papers announced a strategic decision to permanently close its pulp mill located in Berlin, New Hampshire. The strategic decision, supported by the Board, is aimed at reducing the Company's exposure to market pulp. The adjacent paper mill in Gorham, New Hampshire will operate on purchased fibre. The strategic decision will allow the Company to focus its pulp production at the Company's pulp mill in Thurso, Quebec and will result in the Company purchasing pulp for its paper mills as opposed to selling excess pulp production into the market.

The closure of the pulp mill is expected to result in severance and other costs of $3 million. As at December 31, 2005, property, plant and equipment includes $40 million, and other assets include $8 million related to this operation. The Company is currently evaluating alternatives for these assets and expects to record a material, non-cash impairment charge related to these assets in the first quarter of 2006.

Subsequent to December 31, 2005, Smart Papers LLC, in which Fraser Papers holds a 40% equity interest (the "Investment"), announced the shut down of one of its manufacturing facilities. Based on the information currently available to the Company, the Company does not believe that there is an other-than-temporary decline in the value of the Investment. However, should new information become available that suggests that an other-than-temporary decline in the value of the Investment exists, there could be a material impairment to the carrying value of the Investment.

In January, 2006, the Company sold its freehold timberlands in New Brunswick to a newly formed income fund. Total proceeds consisted of $94 million in cash plus 3,613,780 securities which are convertible into units of Acadian Timber Income Fund ("Acadian" or the "Fund"). The units in Acadian represent approximately 22% of the equity of the Fund, on a fully-diluted basis. At the time of sale, Fraser Papers entered into a 20 year fibre supply agreement under which it has the right to purchase substantially the same volumes of fibre that it historically received from the timberlands.

In October, 2005, the Company sold its paperboard business, located in Edmundston, New Brunswick for proceeds of $5 million. The sale of the paperboard business and related restructuring resulted in a pre-tax charge to income of $9 million, including an impairment charge on property, plant and equipment, severance, early retirement, training and non-cash pension charges. The non-cash portion of the charge was approximately $3 million.

In May, 2005, Fraser Papers closed the sale of 240,000 acres of timberlands in Maine for net proceeds of $78 million and a pre-tax gain of $46 million. At the time of sale, Fraser Papers entered into a 20 year fibre supply agreement under which it has the right to purchase substantially the same volumes of fibre that it historically received from the timberlands. More detailed information is contained in the Purchase and Sale Agreement available at www.sedar.com.

During the second quarter of 2005, the Company recorded a pre-tax, non-cash impairment charge of $40 million against the assets of the pulp mill in Thurso, Quebec. A number of economic developments indicated that the carrying amount of these assets may not be fully recoverable. As a result of the impairment review, the Company recorded a charge based on the amounts by which the carrying value of the assets exceeded their fair value.

In March 2005, Fraser Papers completed a $150 million offering of senior, unsecured notes. These notes mature in March 2015 and bear interest at 8.75% per annum. The proceeds of the notes were used, in part, to repay amounts owing to Brookfield. The notes subject the Company to a number of covenants. More detailed information about these notes is contained in the Indenture, pursuant to which the notes were issued, filed by the company and available at www.sedar.com.

In February 2005, Fraser Papers sold a production facility in Park Falls, Wisconsin, a leased distribution facility in West Chicago, Illinois and related net assets (the "Midwest operations"). Certain liabilities of the Midwest operations were retained by Fraser Papers consisting primarily of pension and post employment obligations related to past service. In addition, Fraser Papers has agreed to post a letter of credit to support the purchaser's closure obligations with respect to a landfill site. As consideration for these net assets, Fraser Papers received a passive minority interest in the purchaser which, at the time of the transaction, owned a paper mill and distribution operation that produces 93,000 tons of premium coated and uncoated text and cover grades on four paper machines and 22 cast-coating lines. The agreement to sell the Midwest operations includes various representations, warranties and indemnities which are standard in any sale of assets. However, any breach of any warranty or claim under an indemnity could result in an increase or decrease in Fraser Papers' percentage of ownership. More detailed information is contained in the Asset Purchase Agreement, pursuant to which the Midwest operations were sold, filed by the company and available at www.sedar.com.

On September 30, 2004, the Company borrowed $83 million from Brookfield under a revolving credit facility. The proceeds were used to pay off a note owing to Norbord. Drawings under this facility were repaid in full from a portion of the proceeds of the $150 million of senior unsecured notes that were issued in March 2005. This facility was cancelled on March 17, 2005.

On June 30, 2004, the Company secured a committed revolving credit facility of $50 million which bears interest at Libor + 2% and matures in June 2007. Borrowings under the facility are secured by a fixed first charge against accounts receivable and inventory.

During 2003 and 2004, Fraser Papers announced restructuring at its pulp operations in Thurso, Quebec, its pulp and paper complex in Edmundston, New Brunswick and Madawaska Maine and its sales office in Stamford, Connecticut. The reorganizations included a work force reduction and retraining affecting approximately 13% of the Fraser Papers work force. The reorganization resulted in a charge of $26 million in 2003 and $7 million in 2004.

In October, 2003, Fraser Papers entered into an arrangement to manage the assets of Katahdin Paper Company LLC ("Katahdin"). Under the arrangement, Fraser Papers receives a management fee equal to a percentage of sales. In addition, Fraser Papers purchased preferred units in the operations of Katahdin, which are convertible into common equity units of Katahdin at a pre-determined price. Katahdin is a major producer of groundwood papers in Maine owned by Brookfield. Katahdin has the capacity to produce 270,000 tons of directory paper and 190,000 tons of SC-A paper annually.

DESCRIPTION OF THE BUSINESS

Fraser Papers is a specialty paper company with integrated lumber operations. During the past year, Fraser Papers sold its freehold timber operations but has the right to purchase substantially the same amount of fibre from those operations under 20 year fibre supply agreements. As at March 20, 2006, Fraser Papers operates four pulp and paper mills and four sawmills in New Brunswick, Quebec, Maine and New Hampshire. Fraser Papers has been in operation since the late 1800's and employed approximately 3,000 people in the United States and Canada at December 31, 2005.

At December 31, 2005, Fraser Papers' business was comprised of two segments, Paper and Timber.

Paper Segment

Principal Products

The principal products in the Paper segment are paper, pulp and lumber.

Our paper products are broadly grouped into five categories: technical specialty papers, fine printing & writing papers, groundwood papers, towel and paperboard.

Technical specialty papers require a high degree of technical expertise and are made to customer specifications. There is typically a lengthy process of developing and qualifying a grade for a particular customer. Once products are developed, however, customers tend to value supply continuity and technical support, which makes them reluctant to switch to competitive suppliers. Technical specialty papers are generally sold to converters who will produce a value added sheet through various processes (such as coating or printing) based on end customer specifications. Examples include, pet food bags, lottery tickets, point of sale register tapes, labels and popcorn bags.

Fine printing & writing papers include a broad array of grades such as commercial printing, lightweight opaques and book papers. These grades can be produced in various colours, with different basis weights and finishes. These grades are sold directly to customers or through paper merchants who have a well-established distribution network. Brand marketing, customer service and delivery logistics are key sources of competitive advantage for these grades as order sizes can be small and customers are widely dispersed. Technical capabilities are also a competitive advantage in the lightweight opaque grades. Commercial printing papers are used for manuals, direct mail inserts and brochures. Light weight opaque papers are used for bibles, financial printing and pharmaceutical inserts. Book papers are used for novels and tradebooks.

Groundwood papers include coated and uncoated grades and are generally used in mass circulation publications such as magazines, catalogues, directories, phone books and advertising inserts. Groundwood papers are generally sold to printers or publishers or through paper merchants. Demand for groundwood papers tends to be dependent on print advertising spending.

Towel is primarily bleached and unbleached paper towel for away from home applications and is sold to converters through an agent.

Paperboard is used in cardboard boxes and is sold directly to converters and end users in Canada and the United States. The Company sold its paperboard business in the fourth quarter of 2005.

Total paper sales represented $600 million in 2005, as compared to $700 million in 2004.

The United States is the largest market for Fraser Papers' products, accounting for about 95% of paper sales in 2005. Fraser Papers has sales representatives in all major markets in the United States. Paper markets in North America are highly competitive. The markets which Fraser Papers service are generally supplied by a number of competitors who compete with Fraser Papers on the basis of, among other things, selling price, customer service and product quality. Fraser Papers also competes with paper producers outside of North America.

Market pulp is purchased by paper producers who lack sufficient internal supply or require pulp of different qualities to supplement their own production. Market pulps are generally classified according to their fibre type, the process used to produce them, and the degree to which they are bleached. Fraser Papers produces northern bleached hardwood kraft pulp for sale on the open market from its Thurso and Berlin pulp mills. The hardwood pulp produced by these mills is sold in North America, Europe and Asia either directly to customers or through sales agents. In 2005, total pulp sales amounted to $169 million (2004 - $133 million), of which, $137 million (2004 - $103 million) was sold as market pulp to third parties. On March 7, 2006, we announced the permanent closure of our Berlin pulp mill.

Market pulp is sold world-wide by suppliers in North America, Scandinavia, South America, Asia and other regions. Competition between suppliers is based on the technical qualities of the pulp, price and service. Market demand is a function of paper production in the principal markets of Western Europe, the United States, and Asia.

Fraser Papers produces softwood dimension lumber used in new building construction and repair and renovation. The market for lumber is characterized by intense competition between producers in all major supply regions. Competition is based on price, product quality and service. Fraser Papers competes against a large number of North American producers and, to a lesser extent, foreign producers. Demand is cyclical based on, among other things, home building activity and repair and renovation spending and prices can fluctuate widely. Lumber is sold directly to home builders, lumber yards and wholesalers. In 2005, lumber sales amounted to $137 million, down from $149 million in 2004.

Wood chips are an important by-product of the lumber production process and are a significant source of wood fibre for pulp mills. Fraser Papers' pulp mill in Edmundston consumes substantially all of the chips generated at its sawmills.

Principal Plants

The locations of Fraser Papers' mills producing paper, pulp and lumber, their approximate annual capacity at December 31, 2005, together with their annual production in each of the last two years, are as follows:

	Annual Capacity December 31, 2005	Production	
		2005	**2004**
Fine Printing & Writing and Technical Specialties ***(000 tons)*** (1) (2)			
Gorham, New Hampshire	150	146	140
Madawaska, Maine	300	296	292
	450	442	432
Groundwood Paper ***(000 tons)***			
Madawaska, Maine	185	181	187
Towel ***(000 tons)***			
Gorham, New Hampshire	40	38	37
Total Paper	675	661	656
Pulp ***(000 tonnes)*** (3)			
Thurso, Quebec	245	236	205
Lumber ***(MMfbm)***			
Ashland, Maine	80	69	72
Juniper, New Brunswick	120	105	118
Masardis, Maine	130	128	125
Plaster Rock, New Brunswick	130	111	126
Total Lumber	460	413	441

(1) Park Falls, Wisconsin was sold in February 2005. Its capacity and production are not included.
(2) Paperboard business was sold in October 2005. Its capacity and production are not included
(3) On March 7, 2006, we announced that our pulp mill located in Berlin, New Hampshire would be permanently closed. Although it will continue production until May 6, its capacity and production are not included.

Below is an overview of the flow of goods in the production process:


Trees are harvested from freehold or Crown license lands and purchased by Fraser Papers under long-term fibre supply contracts or on spot markets
Sawmills receive logs and convert them to lumber and wood chips
Logs can be chipped into chips for sale to, or use by, pulpmills
Logs are shipped directly to groundwood pulp mills
Lumber is sold to third parties
Pulp mills receive wood chips and produce chemical or BCTMP pulp
Pulp is sold to third parties (market pulp)
Pulp is received from pulp mills and purchased from third parties to produce paper.
Paper is sold to third parties

Edmundston and Madawaska ("East Papers")

Our largest paper manufacturing facility is an integrated complex which straddles the border between Edmundston, New Brunswick and Madawaska, Maine. The Edmundston mill produces bleached softwood sulphite pulp and groundwood pulp which are transferred to the Madawaska paper mill in slurry form. The Edmundston mill is fully integrated with the Madawaska paper mill and produces no market pulp. Until the business was sold in October 2005, paperboard made from 100% recycled materials was produced at Edmundston. The Madawaska mill is a flexible production facility capable of producing a wide variety of technical specialty, fine printing & writing papers and groundwood papers on eight paper machines.

East Papers is focused on technical specialty grades and ultra lightweight fine printing & writing grades that take advantage of the specific fibre qualities of sulphite pulp, the technical attributes of our paper machines and our papermaking expertise. The complex has less of an advantage in the groundwood sector where many of its competitors operate larger and lower cost machines. As a result, we focus on higher value groundwood products and do not focus on commodity grades such as newsprint.

In 2005, approximately 59% of the chips required by the Edmundston mill to produce bleached sulphite pulp were supplied from our sawmills and 41% were supplied from independent sawmillers. The logs used in the production of groundwood pulp are received under long-term fibre supply agreements from our previously owned freehold timberlands, our Crown licensed lands in New Brunswick, and purchased from private landowners.

The Madawaska mill receives approximately 66% of its pulp from Edmundston, 16% from Berlin or Thurso and the remainder is purchased from third parties as softwood, recycled or BCTMP market pulp purchases.

The Edmundston mill operates a 45 megawatt cogeneration facility which uses biomass as its fuel source and has a total internal generation capacity of 60 megawatts. The internal facilities produce 54% of the energy required by the East Papers complex with the remainder purchased from the New Brunswick provincial grid.

Berlin and Gorham

The Gorham paper mill has four paper machines that produce predominantly fine printing & writing papers and one machine producing industrial towel products. We are focused on developing technical specialty grades to improve the product mix at Gorham. Certain design attributes of the paper mill, such as separate water systems, dye systems, and overall machine configuration provide the flexibility to meet the challenging technical requirements of technical specialties papers.

The Berlin pulp mill was restarted in April 2003 to produce northern bleached hardwood kraft pulp to the Gorham paper mill and the open market. In March 2006, the company announced the permanent closure of the Berlin pulp mill citing rising costs of wood, energy and chemicals. The Thurso pulp mill and the open market will supply northern bleached hardwood kraft to the Gorham paper mill.

Thurso

The bleached hardwood kraft pulp mill at Thurso, Quebec produces pulp for sale to affiliates and on the open market. The mill is well located to serve its major markets in the United States and Canada. Approximately 37% of the mill production in 2005 was specialty pulp for use in the manufacture of high quality paper products such as photographic paper and decorative laminated papers.

Wood is supplied to the Thurso mill in both log form and chip form with approximately 35% of requirements from logs and 65% from chips. Of the total supply, approximately 31% is provided under Crown licenses, with the remainder purchased from sawmills (for chips) or private woodlots (for logs).

Sawmills

The Plaster Rock and Juniper sawmills in New Brunswick produce dimension lumber using timber from Crown licenses supplemented by open market purchases. In 2005, 100% of the chips produced at the New Brunswick sawmills were sold to the Edmundston pulp mill and represented about 37% of all chips used by the Edmundston pulp mill. More than 42% of the timber for the sawmills was harvested from land in New Brunswick previously owned or currently licensed by us with the remainder purchased from private landowners.

The sawmills in Maine produce dimension lumber. Approximately 75% of the chips are sold to the Edmundston pulp mill with the remainder sold to third parties. The mills obtain a portion of their log requirements under a long-term fibre supply agreement with the owners of our previously owned timberlands in Maine with the remainder purchased on the open market. The Maine sawmills are efficient operations, but their reliance on open market wood purchases can make them vulnerable to limitations in supply and to higher raw material prices.

Katahdin Paper Company LLC

In October 2003, we entered into an arrangement with Katahdin Holdings LLC, the owner of Katahdin and an affiliate of Brookfield, to manage the assets of Katahdin. Under the arrangement, we receive a management fee equal to a percentage of sales. In addition, we purchased a preferred equity interest in Katahdin, which is convertible into a common equity interest. Our option to acquire 100% of Katahdin expired unexercised during 2005. Notwithstanding the expiry of our purchase option, we still consider that Katahdin represents an attractive acquisition for Fraser Papers due to its potential to capture strong and profitable market share in SCA and directory paper markets. As at March 20, 2006, Fraser Papers is reviewing Katahdin as a possible acquisition. The acquisition of Katahdin would be subject to approval by the board members who are not related to Brookfield, receipt of a fairness opinion, and other regulatory approvals.

Katahdin is a major producer of high value directory and SC-A groundwood papers in Maine. The assets that comprise Katahdin were formerly known as Great Northern Paper. From 1990 to 2000, significant investments were made by Great Northern Paper in upgrading their paper machine and pulp capabilities in order to produce high value ultra-lightweight directory papers. Brookfield purchased the Katahdin assets out of bankruptcy from the Great Northern Paper estate in early 2003. Katahdin restarted two paper machines in 2003 and a third paper machine in 2004.

Interest in Smart Papers

We own an approximate 40% interest, subject to adjustment, in the paper business of Smart Papers. See "General Development of the Business: Changes in the Business since 2003."

Smart Papers LLC operates manufacturing and distributing facilities in Ohio, Illinois and Wisconsin. Smart Papers is an independent manufacturer and marketer of premium coated and uncoated printing papers with a broad range of applications in the graphic arts, label and packaging, and specialty converting markets. Annual production of capacity is approximately 200,000 tons and its products are distributed primarily through authorized paper merchants throughout the United States.

Subsequent to December 31, 2005, Smart Papers LLC, in which Fraser Papers holds a 40% equity interest (the "Investment"), announced the shut down of one of its manufacturing facilities. Based on the information currently available to the Company, the Company does not

believe that there is an other-than-temporary decline in the value of the Investment. However, should new information become available that suggests that an other-than-temporary decline in the value of the Investment exists, there could be a material impairment to the carrying value of the Investment.

Interest in Acadian Timber Income Fund

In January, 2006, the Company sold its freehold timberlands in New Brunswick to Acadian for total proceeds of $94 million in cash plus 3,613,780 securities which are convertible into units of the Fund. The units in Acadian represent approximately 22% of the equity of the Fund, on a fully-diluted basis. At the time of sale, we entered into a 20 year fibre supply agreement under which we have the right to purchase substantially the same volumes of fibre that we historically received from the timberlands.

Timber Segment

Principal Products

Prior to the sale of its freehold timberlands in Maine and New Brunswick, the Timber segment comprised the ownership and management of freehold timberlands in New Brunswick and Maine as well as the management of Crown licenses for the Government of New Brunswick. The management of the Crown licenses in New Brunswick has been transferred to the Paper segment.

The Timber segment was responsible for providing roundwood to support our lumber and paper operations in New Brunswick and Maine. Substantially all of the softwood fibre harvested by the Timber segment was used by the Paper segment. Hardwood fibre was sold on the open market or exchanged for softwood fibre.

Our net sales for the Timber segment were $74 million in 2005, sharply below the $85 million recorded in 2004. The significant reduction is due to the sale of our Maine timberlands in April, 2005. Timber sales represented 5% of our total net sales to third parties in 2005.

Forest Resources

Table of Timber Holdings

Landbase	Acres
Maine Freehold (1)	240,000
New Brunswick Freehold (2)	765,000
New Brunswick Crown License #9	323,000
New Brunswick Crown License #10	990,000

(1) Maine freehold timberlands were sold in May 2005.
(2) New Brunswick freehold timberlands were sold in January, 2006.

We owned approximately 1.0 million acres of freehold timber in Maine and New Brunswick. In conjunction with the sale of the these lands, we entered into 20 year fibre supply agreements whereby we retained the right to purchase fibre supply substantially equal to the fibre we used from these lands when we owned them.

We have Crown licenses in New Brunswick on forest lands equivalent in area to approximately 1.3 million acres. The allowable annual cut on these Crown lands is 1.3 million cubic meters. The Company is entitled to approximately 17% (or 225,000 cubic metres) of the allowable annual cut on these Crown lands. The remaining 83% is used by sub-licensees.

All forest operators on Crown lands are accountable for their activities on these lands under the Crown licenses. These provincial licenses generally include provisions for royalty fees (or stumpage charges), levy fees for reforestation and silviculture and sublicensing certain amounts of the annual allowable cut to third parties. The provinces have various legislative programs governing utilization of their forest resources. These programs change from time to time, resulting in changes in land tenure and cutting rights. The major tenure agreements with the provinces are for terms of 20 to 25 years, with renewal provisions. Provincial regulations specify the harvesting and reforestation obligations and set the stumpage price. Restrictions on harvesting have increased over the past several years as a result in an increase in the number of acres protected for wildlife habitat and conservation purposes.

We participated in the American Forest and Paper Association's Sustainable Forestry Initiative (SFI) program and all of our Crown timberlands are SFI certified. To obtain certification, one must demonstrate a commitment to forest sustainability including sound management planning and the protection of wildlife habitats and water quality. In 2000, we became the first company to achieve certification to the SFI standard in our woodlands, and we were the first to apply the SFI label to our products. During 2002, our sawmills in New Brunswick and Maine became the world's first lumber manufacturers to be certified under the SFI program.

Sales and Marketing

Paper Segment

Paper

We are a leading supplier of value added technical specialty papers and high value printing & writing papers. The following table shows the approximate distribution of sales by end use of paper marketed by us from our East Papers and Berlin Gorham paper mills.

Paper Distribution of Sales by End Product (2005 Shipments)

Fine printing &writing papers	34%
Technical specialty papers	29%
Groundwood papers	25%
Towel and paperboard	12%

We currently produce a broad range of value added technical specialty papers and fine and groundwood printing & writing papers. We have actively grown our technical specialty business by over 85% from 112,000 tons in 1998 to 207,000 tons in 2005. We have accomplished this as a result of our strong research and development department located in Madawaska, Maine complemented by our flexible machine capabilities. In our fine printing & writing paper grades we differentiate our products in the marketplace by focusing on ultra-lightweight grades that are technically challenging to manufacture. We sell into smaller niche markets that have fewer competitors and that complement our machine sizes and capabilities. In our groundwood business, we produce both coated and uncoated grades and have recently developed high bright groundwood grades that complement our fine paper product offerings in the financial printing segment of the market. We sell substantially all of our paper products in the United States and Canada. In 2005, our top five customers were Kanzaki Specialty Paper Inc., Athens, Unisource, XPEDX and Central Lewmar Paper and as a group accounted for 36% of our paper sales with our largest customer accounting for 8% of paper sales.

Our paper sales office is located in Portland, Maine and we have 24 sales staff dedicated to our paper business. Our client service department, located in Madawaska, Maine, has 25 qualified and trained technicians, logistics and service personnel who complement our direct sales force.

Fine printing & writing papers

Our fine printing & writing paper business focuses on the production of lightweight opaque papers and tradebook papers. These papers are used primarily in financial printing, religious printing, reference publishing, pharmaceutical inserts, educational publishing and book publishing. Our branded products in these markets are well recognized and include FRASER SNOWLAND™, SNOWLAND OPAQUE™, SNOWBRITE™, CUSTOM PLUS™ PHARMOPAQUE™, SNOWCOTE, FRASER TRADEBOOK, GORHAM OPAQUE, and WILDCAT.

The fine printing & writing paper markets are affected by general economic conditions such as the level of employment and expenditures on print advertising. Producers of all fine papers are subject to global competition.

The fine printing & writing paper business sells its products through our sales and marketing organization primarily in three channels: authorized paper merchants, paper brokers and direct sales. Merchant sales account for approximately 94% of our customer base in the fine paper business.

Sales by the fine printing & writing paper business to its five largest customers represented approximately 60% of total sales in 2005. Fraser Papers focuses on strategic customer relationships with larger consumers of its products. Although the loss of a significant customer could cause a temporary decline in the business' sales volume, the decline would be partially offset by expanding sales to existing merchants or customers, and would be further offset over a several month period with the addition of new merchants and direct sales.

Technical specialty papers

The technical specialty paper business works with our customers to develop coatings, barrier treatments, finishes, weights, security features and other performance characteristics to meet the needs of specific end use markets. This business relies on its direct sales team and marketing organizations to sell its products into seven separate market segments in North America. Such segments, broadly defined as coating base and flexible packaging paper, include papers used as components in the following applications: pet food packaging papers, technical printing base papers, thermal base papers, carbonless base papers, grease-resistant papers, stamp and chart papers, flame retardant papers, pressure sensitive labels, wet strength, thermal imaging papers and release papers. We believe our technical paper business is recognized as a leading specialty paper manufacturer and it enjoys the number one market position in the pet food packaging segment and the number two market position in the thermal base papers segment.

Several of our technical specialty products are used in markets that are directly affected by economic business cycles. Other market segments, such as polyextruded base paper used in consumer applications like sugar packets, are relatively stable. Price competition is less common in most of the segments served by the technical paper business, however, this has increased recently due to a trend of using film and other lower cost substrates instead of paper in some applications.

The technical paper business relies on a team of direct sales representatives and customer service representatives to market and sell approximately 96% of its sales volume directly to customers and converters. In 2005, only 4% of sales of the technical paper business were made through industrial distributors.

The technical paper business has over 100 customers of which 92% are located in North America. Customers typically convert and transform base papers into finished rolls and sheets by adding adhesives, coatings and finishes. Such transformed product is then sold to end users.

Several of the smaller customers of the technical paper business have been acquired by larger multinational corporations with multiple manufacturing locations. These larger organizations have implemented global purchasing strategies which has given them increased leverage in price negotiations. The primary customers of our technical paper business are Nestle, Raflatec and Johnson & Johnson.

Groundwood papers

Groundwood papers are generally sold to printers and publishers or through paper merchants. In 2005, 13% of our groundwood sales were sold directly to printers or publishers and 87% was sold through paper merchants. Groundwood papers are used for magazines and advertising inserts and, as such, demand for groundwood papers tends to be dependent on print advertising spending and general economic conditions. Our groundwood papers are sold to markets in Canada, the United States and Europe. Approximately 70% of North America's uncoated groundwood capacity is located in Canada resulting in significant cost pressures for Canadian producers in weak U.S. dollar environments. The groundwood markets in the U.S. are also impacted by significant imports from Europe.

Paperboard and Towel

Prior to the sale of our paperboard business, substantially all of our paperboard was sold through direct sales in the New England, Ontario and Quebec markets. Paperboard is a heavier product to transport than paper and market access can be limited by freight costs and distances. Our towel is currently sold through an exclusive distribution relationship with one merchant into local markets in the U.S. northeast.

Market Pulp

Northern bleached hardwood kraft pulp is used by paper mills to manufacture printing & writing paper. In 2005, worldwide demand for hardwood market pulp was estimated to be 21 million tonnes of which an estimated 4.5 million tonnes were produced in North America. In 2004, Western Europe and Asia were net importers of approximately 21.5 million tonnes of wood pulp and North America and Latin America were net exporters of 17 million tonnes.

In 2005, Thurso and Berlin combined to produce about 470,000 tonnes of northern bleached hardwood kraft pulp. Of this production, about 163,000 tonnes were used by our fine paper business. The balance of the pulp mills' output was sold to third-party paper mills in the United States, Canada and Europe via direct sales agreements and sales on the open spot market. Approximately 19% of our total market pulp sales in 2005 were supplied under contract while the remainder was sold on the spot market. With the announced permanent closure of the Berlin pulp mill, capacity for northern bleached hardwood pulp production will be reduced to 245,000 tonnes annually from the Thurso pulp mill. We expect to continue to use about approximately 160,000 tonnes of northern bleached hardwood kraft pulp annually in our fine paper business.

Northern bleached hardwood kraft pulp is a commodity product whose price is subject to substantial volatility depending on production capacity and customer demand. Northern bleached hardwood kraft pulp is subject to increasing competition from eucalyptus pulp manufactured in South America.

Lumber

The principal markets for our lumber products are the United States and Canada. Lumber sales within North America are handled by sales staff located at our Ashland, Maine sawmill who sell the lumber primarily through a network of wholesale distributors.

Our top five lumber customers in 2005 accounted for approximately 41% of lumber sales, with our largest customer accounting for approximately 11% of lumber sales.

Timber Segment

Our Timber business sells sawlogs, pulpwood and veneer logs to local sawmills and pulp mills in Maine and New Brunswick. Approximately 50% of the volumes produced by our Timber segment each year were softwood species and 50% are hardwoods. This generally reflects the mixed species nature of timberlands in the northeast region. Our Timber business sells locally to approximately 85 third party customers via direct delivery and multiple wood merchandising yards. During 2005, Fraser Papers sold its timberlands in Maine. Early, in 2006, the Company sold its timberlands in New Brunswick.

Pricing for wood in the northeast is cyclical and markets can rise and fall rapidly depending on the condition of lumber markets, harvest levels, and mill start-ups or closures. Generally, wood is sold within a short distance from where it is cut.

Transportation

Our paper, pulp and lumber operations are located adjacent to rail lines and major highway connections to both TransCanada and Interstate routes. Our operations have the flexibility to load their products into various types of road and rail equipment, enabling them to take advantage of the most competitive rates. Distribution arrangements covering rail and ocean transport, terminal handling and storage are in place to provide competitive access to the markets served.

Competition

Paper

Our paper business competes in the North American paper market with both large and small competitors such as Domtar Inc., Wausau Papers, International Paper Company, Glatfelter, Abitibi-Consolidated, Catalyst Paper Corporation, Stora Enso and UPM Kymmene. The paper industry in North America has generally been consolidating since the 1990s as competitors make acquisitions to achieve greater scale which allows for synergistic cost savings and rationalization of capacity. In the past five years, significant capacity of printing and writing papers has been permanently shut or idled in North America. During this period, very little greenfield and brownfield development has taken place to replace these capacity closures. We believe that the primary bases of competition in our markets are selling price, product quality and customer service. There are other factors that we believe are key to being competitive in certain paper products. For example, because there is typically a lengthy process of developing and qualifying a technical specialty grade for a particular customer or use, once these papers are developed, the value of supply continuity and technical support makes customers reluctant to switch suppliers. In

our fine printing & writing papers, brand marketing and delivery logistics are additional sources of competitive advantage as order sizes can be small and customers are widely dispersed. Technical capabilities are also a competitive advantage in the lightweight opaque grades.

Through 2003, imports of paper products (particularly groundwood grades) to North America increased due to large capacity increases in Europe and a strong U.S. dollar. However, a weaker dollar in 2004 and 2005 has led to a stabilization of European imports and has created cost pressures for European exporters into the North American markets. Significant capacity additions in fine paper are underway in China and other parts of Asia and it is still uncertain whether this capacity will be absorbed by growth in demand locally or directed at export markets. The paper sector in general remains subject to the threat of substitution from electronic communication media as advertisers and consumers migrate to the internet and other forms of digital information, communication, storage and retrieval.

Market Pulp

Our market pulp business supplies pulp to North America, Europe, Asia and other regions and competes on a global basis. Examples of our competitors include Aracruz Cellulose, Georgia Pacific, Domtar and Stone Container. Market demand for pulp is a function of paper production in the principal markets of Europe, the United States, Japan, Asia and Canada and suppliers compete to satisfy this demand on the basis of price, quality and service. Pricing for hardwood kraft pulp is highly cyclical but is generally experiencing a downward trend as a result of significant low cost capacity expansions announced by eucalyptus pulp producers in South America and Asia. The pricing of softwood kraft pulp and hardwood kraft pulp diverged in 2003 with the price premium for softwood over hardwood increasing from $30 per tonne in 2003 to $100 per tonne in 2004. In 2005, the pricing difference dropped closer to average historical levels.

Lumber

Our lumber business competes with other regional lumber producers such as J.D. Irving, Tembec, Abitibi-Consolidated and Domtar. Competition in the lumber market is based primarily on price as most lumber is sold at spot market prices in major market centers. The reference market for our lumber business is the Boston market. Lumber mills can differentiate themselves by being located closer to markets and therefore saving transportation costs. We believe that our mills are well located to deliver into northeastern markets. Some regional competitors have announced plans to consolidate the northeastern sawmill industry although to date no significant transactions have occurred.

The market for wood chips in the northeast region has become supply constrained over the past few years as the growth in demand for chips from pulp mills has outpaced the growth in chip production from regional sawmills.

Raw Materials and Energy

We believe that other than the raw materials discussed below, the raw materials that we must purchase for our operations are readily available from several sources and that the loss of a single supplier would not jeopardize or put our manufacturing operations at risk. An adequate supply of water is needed to manufacture our products. We believe that there is an adequate supply of water for this purpose at each of our manufacturing locations.

Paper

Wood pulp is the primary fibre used to produce our paper products. We are an integrated paper producer and we produce sulphite, groundwood, and northern bleached hardwood kraft pulp at our integrated pulp mills for our internal consumption. In addition, we purchase approximately 108,000 tonnes of northern bleached softwood kraft pulp each year suppliers who have the ability to meet our specifications. Generally, softwood pulp is widely available on the open market. Other significant raw material inputs include dyes, fillers and other chemicals. We purchase these products from various suppliers on both short-term and long-term contracts.

Certain specialty latex products are used in the manufacture of technical specialty papers, which we source under long-term contracts. An interruption in supply of certain latex products to our technical paper business could disrupt and eventually cause a shutdown of production of certain technical paper grades. We mitigate this risk through the use of multiple supply sources.

The steam and electricity needed to operate our paper machines is generated internally by burning biomass and other fuels and our internal supplies are augmented with market purchases of oil, biomass and power.

Pulp

Hardwood logs and wood chips are the primary raw material used by our market pulp mill in Thurso, Quebec. At Thurso, we access 31% of our log and chip needs from our provincial cutting rights (CAAF) and 69% is purchased on the open market from local sawmills, wood marketing boards and private woodlot owners. While we believe there is adequate log and chip supply for this mill, the costs of logs and chips have increased in recent years as suppliers often have more than one potential buyer for their wood and are able to raise prices in the market.

Our pulp mill also purchases chemicals and energy. The chemicals consist primarily of sodium chlorate, caustic and various enzymes and these products can generally be obtained from a number of suppliers. The Thurso pulp mill purchases power from Hydro Quebec and the Berlin mill purchases power from an affiliate of Brookfield.

Lumber

Softwood sawlogs of an acceptable size and quality are the critical raw material for our sawmills. In aggregate, our sawmills in Maine and New Brunswick obtain 31% of their sawlog requirements from our previously owned freehold and Crown lands in Maine and New Brunswick under long-term fibre supply agreements. The remaining 69% is purchased on the open market and our sawmills must compete with other regional sawmills for access to this fibre.

Backlog and Seasonality

Paper

The technical specialty papers business generally experiences a steady quarter to quarter shipments flow with a seasonal slowdown in the fourth quarter due to inventory adjustments and customer plant closures during the December holiday season. Notwithstanding relatively steady shipments from quarter to quarter, the order flow for the technical specialty paper business is subject to seasonal peaks for several of its products, such as the larger volume grades of release liner, packaging and various base stocks, used primarily in the downstream finished goods manufacturing process. To assure timely shipments during these seasonal peaks, the technical specialty paper business holds approximately 8% of its annual shipments in inventory. The technical specialty paper business also manages these peaks with sales on consignment

representing about 1% of its annual sales. Orders are typically shipped within two to four weeks of receipt of the order however, the technical specialty paper business periodically experiences periods where order entry levels surge and backlogs increase for short periods of time. Raw materials are purchased and manufacturing schedules are planned based on customer forecasts, current market conditions and individual orders for custom products.

The fine and groundwood printing & writing paper businesses have historically experienced a steady flow of orders with weakness in the fourth quarter due to a slowdown in the printing industry and adjustment of customer inventories. Raw material purchases and manufacturing schedules are planned based on a combination of historical trends, customer forecasts and current market conditions.

Pulp

The market pulp business relies on the activity level of the pulp mills which take 7 to 10 day shutdowns each year for major maintenance, typically in the second or third quarters of the year. Shutdowns for maintenance and capital projects are sometimes taken in other quarters, resulting in a variation in quarter to quarter pulp shipments. Customer order patterns are consistent, except for a moderate reduction in European orders in the summer. In North America, orders are generally placed one month in advance, while European orders are based on a three month rolling forecast. Asian customers' buying patterns are erratic as they often purchase significant volumes when they perceive prices to be low. They will then go a number of weeks before making any purchases.

Lumber

The lumber business is seasonal with demand peaking late in the first quarter and through the second quarter as the construction cycle begins its spring and summer activity. Activity slows in December and January as the annual construction cycle comes to an end.

Research and Development

Our main research and development laboratory is located in Madawaska, Maine. This facility supports our strategy of developing new products and new technologies while supporting our existing product lines. The technical paper business has continually invested in product research and development, at our laboratory in St. Laurent, Quebec and at our mills, with 36 new specialty products developed in 2005

In addition, we participate in and perform contract work at a number of research organizations including the Pulp and Paper Research Institute of Canada and at various universities.

Environment, Health and Safety

Our operations are subject to federal, state, provincial and local laws, regulations and ordinances relating to various environmental, health and safety matters. Our operations are in compliance with, or we are taking actions designed to ensure compliance with, these laws, regulations and ordinances. However, the nature of our operations exposes us to the risk of claims concerning non-compliance with environmental, health and safety laws, regulations and standards, and there can be no assurance that material costs or liabilities will not be incurred in connection with those claims.

During 2005, the Occupational Safety and Health Administration ("OSHA") conducted investigations into a fatality at our mill in Madawaska, Maine and our accident recordkeeping

procedures. As a result of these investigations, Fraser Papers paid fines totaling $183,500 in 2005. Appropriate steps have been taken to implement all recommendations made as a result of the investigation.

During 2004, we were charged with two violations under the Clean Air Act. We are currently contesting these charges.

We will continue to incur, capital and operating expenditures in order to comply with environmental, health and safety laws, regulations and standards, we believe that our future costs of compliance with these laws, regulations and standards, and our exposure to liability for environmental, health and safety claims, will not have a material adverse effect on our financial position. However, future events, such as changes in existing laws and regulations, or discovery of contamination at sites owned, operated or used by us may give rise to additional costs which could have a material adverse effect on our financial position, results of operations or liquidity.

From 1998 to 2004, we incurred significant capital expenditures necessary to meet legal requirements and otherwise relating to the protection of the environment at our facilities in the United States and Canada. We have no significant planned capital expenditures relating to environmental, health and safety matters for 2006. During 2005, discussions with representatives from the state of New Hampshire and the Environmental Protection Agency ("EPA") indicated that Fraser Papers has met the requirements of all phases of the Cluster Rules in the United States and that additional investment to reduce high volume, low concentration gases would not be necessary at the pulp and paper complex in Berlin and Gorham, New Hampshire.

We have an environmental, health and safety audit system and all of our facilities are audited on a three year cycle measuring our performance against targets in six areas: environmental, health and safety management systems, impact minimization, stakeholder needs, risk management and compliance. To comply with environmental regulations, a total of over 35,000 measurements of air and effluent emissions were performed during 2005. An overall compliance rate of 99.97% was achieved by our pulp and paper operations and 100% by our lumber operations.

During 2005 as part of its environment health and safety audits, Fraser Papers undertook a comprehensive review of its safety practices at a number of locations. While Fraser Papers remains committed to achieving world-class safety performance, we saw a deterioration in our safety performance in 2005. Our OSHA recordable rate was 6.80 in 2005 compared to 5.15 in 2004.

In 2002, the government of Canada ratified the Kyoto Accord regarding greenhouse gas emissions. The Protocol came into effect in February 2005. The United States government has chosen not to ratify the Accord, but rather to determine its own greenhouse gas management policy. Based on available information, we do not anticipate any material capital investments will be necessary to comply with the Canadian and U.S. requirements currently contemplated to apply to our mills.

Human Resources

At December 31, 2005, Fraser Papers employed approximately 3,000 people at manufacturing facilities in the United States and Canada, including approximately 200 employees at the Timber operations which were sold subsequent to year end and approximately 250 employees at our Berlin pulp mill which will be permanently shut down in May, 2006. Approximately 69% of these employees are represented by labour unions.

The Communication, Energy and Paperworkers Union ("CEP") represents workers at the Edmundston and Thurso mills. The Paper, Allied-Chemical and Energy Workers International ("PACE") represents workers at Madawaska and Gorham. The lumber mill employees at Plaster Rock are represented by the New Brunswick Regional Council of Carpenters, Millwrights and Allied Workers.

Effective February, 2005, a new four year agreement was ratified by employees at the Plaster Rock lumber mill. The agreement with the CEP provides for wage increases of 2.5% per year in each year of the agreement.

The collective agreement with the CEP in Edmundston expired June 30, 2004. Negotiations for a new five-year agreement were completed in May, 2005. The agreement is in line with the industry pattern negotiated in 2004. The new agreement provides for wage increases totaling 11% over the term of the contract and a ten-year freeze on negotiations of pension enhancements.

In September 2004, the employees of the Thurso pulp mill agreed to amend the language of the collective agreement in order to proceed with the reduction of 46 permanent unionized positions. An agreement was also reached to extend the present collective agreement, which expired November 30, 2004 to June 30, 2005 with no increase in wages or benefits.. Negotiations are currently underway with the CEP to renew the collective agreement covering approximately 300 employees.

In December 2003, the employees of the Madawaska paper mill in Maine ratified a six year agreement, which will expire in 2009.

There are no collective agreements expiring in 2006.

Risks of the Business

The principal risks to Fraser Papers' businesses include those that would be generally expected of an internationally diverse, capital intensive manufacturing and distribution business. They include:

The paper and forest products industry is highly cyclical and prices of, and demand for, our products may fluctuate significantly based on factors outside of our control.

Many of the products we produce are commodities that are widely available from other producers. Even our products that are not commodities, such as our technical specialty papers, are susceptible to commodity dynamics. Because commodity products have few distinguishing qualities from producer to producer, competition for commodity products is based to a large degree on price, which is determined by supply relative to demand. As a result, we may have little influence over the timing and extent of price changes.

Demand for our products is correlated to global economic conditions. Periods of economic weakness, reduced spending by consumers and businesses can result in decreased demand for our products, resulting in lower product prices and possible manufacturing downtime. Demand for our paper products used in publishing, advertising and financial printing have been and will continue to be particularly sensitive to economic trends. In the past, the markets for our products have been characterized by periods of excess product supply due to many factors, including additions to industry capacity, increases in industry production, periods of insufficient

demand, and reduced inventory levels held by customers. As a result, the prices for all of our products are driven by many factors outside of our control.

Historically, changes in demand based on economic and market shifts, fluctuations in production capacity and changes in prices of raw materials and energy have created cyclical changes in prices, sales volume and margins. Prices and demand for our paper, pulp and lumber products have fluctuated significantly in the past and may fluctuate significantly in the future. Any prolonged or severe weakness in the market for any of our principal products would adversely affect our business, financial position, results of operations and cash flows. Besides impacting our revenues, cash flows and earnings, weakness in the market prices of our core products will also have an effect on our ability to attract additional capital to finance our operations, the cost of that capital and the value of our assets.

Intense competition could adversely affect our operations.

The paper and forest products industry is a highly competitive business environment in which companies compete, to a large degree, on the basis of price. The principal market for our products is the United States where we compete with North American and, for many of our products, European, Asian and South American producers. Many of our competitors have greater financial resources than we do and many of the mills operated by our competitors are lower cost facilities than the mills we operate.

Our competitive position is influenced by a large number of factors including:

- the availability, quality and cost of fibre and labour;
- the cost of energy;
- our ability to reduce manufacturing costs by achieving high plant efficiencies and production rates;
- our ability to attract and maintain long-term customer relationships;
- the quality of our products and customer service; and
- foreign currency fluctuations.

Some of our competitors have lower energy, fibre and labour costs and fewer environmental and governmental regulations to comply with than we do. Some of our competitors possess more efficient equipment affording them lower manufacturing costs. Others are larger in size, allowing them to achieve greater economies of scale. If we are unable to compete successfully our revenue may decline, which could have a material adverse effect on our business, financial position, results of operations and cash flows.

The availability of, and prices for, wood fibre significantly impacts our business.

Wood fibre is our principal raw material. In recent years, approximately 31% of our timber requirements, including timber used in exchange for our fibre requirements, has been sourced through timber supply and forest management agreements in Canada and sustainable Crown licenses with Canadian provincial governmental authorities held directly by us. The Crown licenses are granted for periods of up to 25 years. These Licenses are subject to renewal every five years which further extends their term. In New Brunswick, the current Crown Timber Licenses expire in 2027 and are up for renewal in 2007. The availability of, and price for, wood fibre from this timber supply is subject to change. Crown licenses include provisions for royalty fees (or stumpage charges) and levy fees for reforestation and silviculture that could be materially

increased through amendments to legislation or regulatory regime changes. Furthermore, the Crown licenses contain terms and conditions, which could, under limited circumstances, result in a reduction of annual allowable timber that may be harvested by us without any compensation. Additionally, these licenses can be revoked or cancelled for non-performance and there is no assurance that any offer for renewal or extension will contain acceptable terms. To the extent the availability of wood fibre from these sources is reduced, we will be required to increase our purchase of wood fibre on the open market.

Approximately 31% of our wood fibre requirements are met through long-term fibre supply arrangements or our Crown license arrangements. The remaining 69% of our wood fibre requirements are met by purchasing timber, chips and other wood residues as well as recycled materials on the open market or pursuant to short-term supply agreements in competition with other users of such wood resources. Wood fibre is a commodity, and prices have historically been cyclical due to changing levels of demand and supply. Wood fibre pricing is also subject to regional market influences, and our cost of wood fibre may increase in particular regions in which we operate due to market shifts in those regions. Our more geographically diversified competitors may not be affected by regional price volatility. Any significant increase in wood fibre prices would increase our operating costs and may materially reduce our cash flows. We may be unable to increase prices for our products in response to increased wood fibre costs due to additional factors affecting the demand or supply of these products. Our inability to increase prices for our products in response to increasing wood fibre costs may materially reduce our margins. Additionally, if one or more of our major suppliers of wood fibre stops selling to us, our financial position and operating results may suffer. A lack of access to an internal supply of timber as a result of the recent sale of our freehold timberlands, could limit our flexibility in responding to shortages in wood fibre supply resulting in higher operating costs than our competitors that own timberlands.

Timber harvesting may be limited at any time by natural events, such as forest fires, adverse weather conditions, insect infestation, disease, prolonged drought and other natural and man-made causes, thereby reducing supply and increasing prices for fibre on the open market. These events may also reduce the supply of wood available to us under long-term fibre supply agreements, thereby forcing us to fulfill our fibre requirements through other suppliers.

Environmental litigation, regulatory developments and aboriginal land claims may have an adverse impact on our timber supply in the future.

Certain environmental litigation and regulatory developments have caused significant reductions in the amount of timber available for commercial harvest in the United States. In addition, future legislation and litigation concerning the use of timberlands, the protection of endangered species, the promotion of forest health, and the response to and prevention of catastrophic wildfires could also affect North American timber supplies. Further constraints on the timber supply may be imposed in the future leading to fibre price increases.

In Canada, aboriginal groups have made claims in respect of land governed by Canadian authorities, which could affect a portion of the land covered by our Crown licenses. Any settlements in respect of these claims could lower the volume of timber available to us and could increase the cost to harvest timber on such land. In February 2002, the Cree Nation in Northern Quebec reached an agreement with the Quebec government regarding natural resource management and allocation in the James Bay area covered by the James Bay and Northern Quebec Agreement, a land claims agreement concluded in 1975, notably between the governments of Canada, Quebec and the Cree of James Bay.

In practice, this agreement has significantly reduced timber allocations for some companies and increased operating costs on the lands covered by the agreement. In essence, no activity can take place on these lands without approval of the first nations.

In 2005, the Betsiamites Innu First Nation challenged Crown licenses rights of one paper producer that effectively challenges the validity of the provincial timber allocation system. In short, the First Nation is claiming that no timber can be allocated by government without consulting them. The impact of a negative outcome could have a significant impact on the costs and/or the ability of companies to access fibre on the Crown lands.

In New Brunswick and Quebec, various challenges remain unresolved which could have a negative adverse effect on forest products in the region and Fraser Papers, in particular.

Reductions in the timber we are able to harvest may force us to increase the proportion of our timber requirements that we purchase on the open market. Further, significant reductions in the amount of timber available for commercial harvest by producers in the regions in which we operate our paper and pulp mills may materially increase the cost of wood fibre. Also, we may not be able to find alternative, comparable suppliers or suppliers capable of providing our wood fibre needs on terms, or in amounts, satisfactory to us. As a result, our business, financial position and operating results could suffer.

Environmental and other government regulations could increase the cost of doing business or restrict our ability to conduct our business.

Our operations are subject to a wide range of general and industry-specific, environmental, occupational health and safety, forestry, labour, tax and other laws and regulations imposed by both Canadian and U.S. authorities. Environmental requirements under such laws and regulations relate to, among other things, air emissions, wastewater discharges, waste management, landfill operations, forestry practices, and site remediation. Compliance with these laws and regulations is a significant factor in our business and we incur, and expect to continue to incur, significant capital and operating expenditures in order to maintain compliance with these laws and regulations. Future events such as changes in environmental laws and regulations, increasingly strict enforcement of such laws and regulations or the discovery of previously unknown contamination or other liabilities relating to properties owned by us may give rise to additional costs that could require significantly increased capital expenditures which would reduce the funds otherwise available for operations, capital expenditures, future business opportunities or other purposes. For example, the ratification of the Kyoto Protocol by Canada may result in lower limits for the emission of carbon dioxide and other greenhouse gases, which may require us to reduce production or invest in the installation of additional pollution control equipment.

Furthermore, failure by us to comply with applicable environmental and safety laws and regulations, and the permit requirements related thereto, could result in civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of pollution control equipment or remedial actions, any of which could result in significant capital expenditures or reduced results of operations.

We are exposed to currency exchange risk that could have a negative impact on us.

The substantial majority of our sales are denominated in U.S. dollars while a significant portion of our operating costs are incurred in Canadian dollars. Therefore, an increase in the Canadian dollar relative to the U.S. dollar increases our operating costs in U.S. dollar terms,

which reduces our operating margins and also the cash flow available to fund our operations. As a result, significant fluctuations in relative currency values could negatively affect the cost competitiveness of some of our facilities, the value of our foreign investments and our financial position. From time to time, we may hedge a portion of our net foreign currency denominated cash flows, consisting primarily of our Canadian dollar-denominated costs, using foreign exchange forward contracts or other derivatives. All derivative contracts are governed by treasury policies which have been approved by our Board of Directors and stipulate, among other things, minimum acceptable counter-party credit ratings.

Fraser Papers measures transactions and reports its financial results in U.S. dollars. For the purposes of financial reporting, any change in the relative value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign currency loss or gain on the translation of any Canadian dollar-denominated monetary assets or liabilities into U.S. currency under Canadian GAAP. It is our policy to enter into foreign exchange forward contracts, or other hedging contracts, so that the gain or loss on these contracts serves to offset any loss or gain on translation of the Canadian dollar-denominated monetary asset and liability into U.S. dollars. Due to timing differences between cash flows associated with derivative contracts and the Canadian dollar-denominated asset or liability, we may not be fully hedged at a given point in time. Consequently, our reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses.

An increase in the cost of our purchased energy or other raw materials could lead to higher manufacturing costs, thereby reducing our margins.

We are a significant consumer of electricity and fuel oil, the prices of which have been volatile in recent years. We purchase fuel oil from various suppliers at market prices. From time to time, we will enter into short-term, fixed price purchase agreements directly with suppliers to lock in prices. We purchase electricity from government run and private producers of electricity in both regulated and unregulated jurisdictions. Some of this electricity is purchased under long-term supply agreements which may include penalties if these contracts are broken. In the future, changes in the available prices and terms of our energy supply contracts could adversely affect our earnings and financial position.

We do not own or control mills that produce softwood kraft pulp and must buy our softwood kraft pulp through supply agreements or on the open market. We purchase approximately 108,000 tonnes of softwood kraft pulp on the open market each year. If any of these agreements were to be terminated for any reason, or not renewed upon expiration, or if market conditions were to substantially change, we may not be able to find alternative, comparable suppliers or suppliers capable of providing our wood pulp needs on terms or in amounts satisfactory to us. As a result, our business, financial position and operating results could suffer.

Other raw materials that we use include various chemical compounds, including titanium dioxide, peroxide, fluorocarbon, retention aids and dyes. Although not as substantial as our fibre or energy costs, purchases of chemicals comprise a significant portion of our operating costs. The costs of these chemicals have historically been volatile, and pricing is subject to factors beyond our control. Any increase in energy or raw materials costs is likely to reduce our operating margins as we are typically unable to increase our prices in response. Any sustained increase in either could have a material adverse effect on our business, financial position and results of operations.

Duties imposed by the United States on Canadian softwood lumber products have had, and until such duties are removed, will continue to have a negative effect on our net revenue and profitability.

We have participated in all administrative reviews of the anti-dumping orders conducted by the United States Department of Commerce ("USDOC") as a result of the final determination of the United States International Trade Commission ("USITC") that the softwood lumber industry in the United States is threatened with material injury by reason of imports from Canada of softwood lumber found to be subsidized and sold in the United States at less than fair value. Since May 22, 2002, the antidumping cash deposit rate applied to exports of softwood lumber sold in the United States has ranged from 2.1% to 11.54%. Effective December 12, 2005, the antidumping cash deposit rate for softwood lumber shipments to the United States is 2.1%. This cash deposit requirement will remain in effect until publication of the final results for the next administrative review which is expected to occur in December of 2006.

Canada is challenging the determinations of the USDOC and USITC before the World Trade Organization ("WTO"), under the North American Free Trade Agreement and before the United States Court of International Trade. Attempts to negotiate a settlement to the current trade dispute are ongoing, but the outcome of these proposals and their impact on the duties is unknown. Any ruling that would cause the duties to continue at their current or higher levels or result in a restriction on shipments by Canadian producers into the U.S. could have a material adverse impact on the profitability of our sawmills.

Some of our products are vulnerable to long-term declines in demand due to competing technologies or materials.

We have experienced and may continue to experience decreased demand for some of our products as a result of electronic substitution of these products. The growing use of electronic transmission and document storage alternatives has affected market demand for printing & writing papers. U.S. uncoated freesheet demand declined for the four consecutive years through 2003, was substantially unchanged in 2004 and fell again in 2005, reflecting the impact of electronic substitution, among other things. The growth in the use of plain paper fax machines and small office printers has slowed dramatically as e-mail deliveries and the electronic storage of documents have become more widely accepted. The growth of internet directories could impact the use of paper-based directories and certain of our technical specialty grades are subject to substitution by non-paper based competitive products.

In addition, our pulp business must compete with an increasing supply of, and in some cases customer preference for, foreign sources of pulp such as eucalyptus pulps produced in Asia and Latin America. If we are unable to develop new sources of demand to effectively respond to electronic substitution and changing customer preferences, our financial position and results of operations may be adversely affected.

Our business is subject to many operational risks for which we may not be adequately insured.

Our business is subject to the risks of operating pulp and paper mills and sawmills, such as unforeseen equipment breakdowns, power failures, fires, severe weather or any other event, including any event of force majeure, which could result in material repair or replacement expense and a prolonged shutdown of any of our mills. A prolonged mill shutdown at any of our major facilities could materially adversely affect our business, financial position, results of operations and cash flows. Although we maintain insurance, including business interruption insurance, there can be no assurance that we will not incur losses beyond the limits of, or outside the coverage of, such insurance. From time to time, various types of insurance for companies in

the pulp and lumber industries have not been available on commercially acceptable terms or, in some cases, have been unavailable. For example, we do not insure and cannot obtain insurance against losses of standing timber from any causes, including fire and insurance against certain environmental risks is not available on commercially acceptable terms. In addition, there can be no assurance that in the future we will be able to maintain existing coverage or that premiums will not increase substantially.

Our mills experience shutdowns that could adversely affect our financial position and results of operations.

In addition to scheduled maintenance shutdowns, depressed commodity prices may cause us to temporarily shut down our mills if product prices fall to a level where mill operation would be uneconomic. Moreover, we may be required to temporarily suspend operations at one or more of our mills to bring production in line with market demand or in response to the market irregularities caused by the trade dispute between Canadian and U.S. softwood lumber producers. During such temporary shutdowns, we must continue to expend capital to maintain the mill and equipment. We may also incur significant labour costs as a result of a temporary shutdown if we are required to give employees notice prior to any layoff or to pay severance for any extended layoff. Furthermore, temporary shutdowns may adversely affect our future access to skilled labour, as employees who are laid off may seek employment elsewhere. Given the costs involved in a temporary shutdown of our operations, we may instead choose to continue to operate those operations at a loss, which could have a material adverse effect on our financial position and results of operations.

In addition, a number of circumstances could cause unexpected production disruptions, including shortages of raw materials, disruptions in the availability of transportation, labour disputes and mechanical or process failures. These mill shutdowns could result in the loss of existing customer relationships and could impact our ability to attract new clients or maintain favourable relationships with suppliers of raw materials.

Mill closures may be for extended periods. In addition, if our mills are shut down, they may experience prolonged startup periods, ranging from several days to several weeks. The shutdown of our mills for a substantial period of time for any reason could have a material adverse effect on our financial position and results of operations.

Work stoppages or other labour disruptions at our facilities could have a material adverse effect on our business.

As of December 31, 2005, we employed approximately 3,000 people at manufacturing facilities in the United States and Canada, approximately 200 of which were associated with the New Brunswick timberlands which we sold, and approximately 250 are associated with our Berlin pulp mill. Approximately 69% of these employees are represented by labour unions. Collective agreements covering approximately 475 employees at one pulp mill and one sawmill expired in 2005. At December 31, 2005, all outstanding labour agreements were ratified with the exception of one pulp mill agreement covering approximately 300 employees. We may not be able to resolve outstanding contract negotiations without work stoppages by the affected workers or increased operating costs as a result of higher wages or benefits paid to union members. We might also experience a material labour disruption or significantly increased costs at one or more of other facilities, either in the course of negotiating future labour agreements or otherwise. Labour disruptions or increased labour costs could have a material adverse affect on our financial position and results of operations.

We may not have the capital required to maintain our facilities

The production of lumber, pulp and paper is capital intensive. Although Fraser Papers maintains its production equipment with regular periodic and scheduled maintenance, there can be no assurance that key pieces of equipment in Fraser Papers' various production processes will not need to be repaired or replaced. The costs of repairing or replacing such equipment and the associated downtime of the affected production line could have a material adverse effect on Fraser Papers' business, financial position and results of operations.

We are subject to indemnification obligations in connection with our spin-off from Norbord.

In connection with our Spin-Off from Norbord on June 30, 2004 (the "Spin-Off"), we entered into an arrangement agreement with Norbord which contains a number of representations, warranties and covenants, including (a) an agreement by each of the parties to indemnify and hold harmless each other party against any loss suffered or incurred resulting from a breach of a representation, warranty or covenant; and (b) a covenant that each party will not take any action, omit to take any action or enter into any transaction that could adversely impact certain tax rulings received in connection with the Spin-Off, including government opinions and related opinions of counsel and the assumptions upon which they were made.

Should we be found to have breached our representations and warranties or should we fail to satisfy the contractual covenants, we would be obligated to indemnify Norbord for losses incurred in connection with such breach or failure. In addition, under the arrangement agreement, we are required to indemnify Norbord against any loss which it may incur resulting from a claim relating to us, our business or our assets, whether arising prior to or after the completion of the Spin-Off, as well as any loss which Norbord may incur from certain claims arising prior to the completion of the Spin-Off relating to a U.S. corporation formerly named Fraser Papers, Inc. retained by Norbord. An indemnification claim against us pursuant to the provisions of the arrangement agreement could have a material adverse effect on us.

Our expenditures for pension obligations are significant and could be materially higher than we have predicted if our underlying assumptions prove to be incorrect.

We have significant pension liabilities under our defined benefit pension plans. As of December 31, 2005, we estimate that our pension plans' assets were $415 million while our accrued benefit obligations were $590 million, yielding an unfunded liability of $175 million. Our policy is to fund in accordance with all applicable laws and regulations. If actual results differ from our assumptions, cash expenditures and cash costs that we incur in respect of our pension funding requirements could be materially higher, which may have a material adverse effect on our cash flows and liquidity. Moreover, regulatory changes could increase our obligations to provide these or additional benefits.

Our existing credit agreements contain restrictions that limit our operating and financial flexibility.

The indenture governing our outstanding notes contains covenants that, among other things, limit our ability to:

- pay dividends and or make distributions or redeem or repurchase stock;
- make certain investments;
- incur additional indebtedness or create liens;
- create dividend or other payment restrictions affecting restricted subsidiaries;

- transfer or sell assets or merge, consolidate, amalgamate or sell all or substantially all of our assets to another person;
- enter into transactions with affiliates;
- enter into sale and leaseback transactions; and
- issue or sell stock of subsidiaries.

The terms of our existing credit and financial commitment agreements contain covenants that, among other things, limit our ability to:

- incur additional indebtedness or grant further encumbrances;
- make certain property acquisition and dispositions or amalgamate or pursue other reorganizations;
- provide financial assistance in the form of guarantees or otherwise to third parties; and
- pay dividends, issue securities and make investments.

Complying with these covenants and restrictions, as well as any restrictions that may be contained in any future debt instruments and other transaction documents, may limit our ability to execute certain transactions. Our ability to comply with these covenants will depend on our future performance, which may be affected by events beyond our control. Our failure to comply with any of these covenants or restrictions when they apply will result in a default under the particular debt instrument or other transaction document, which could permit acceleration of other indebtedness. In an event of default, we may not have sufficient funds to make the required payments under our indebtedness or other obligations.

Additional information on Fraser Papers' business risks is included in the Management's Discussion and Analysis, which is included in Fraser Papers' annual report for 2005.

DIVIDENDS

The Company was established as a separate publicly traded company on June 30, 2004 and has not paid any dividends. There are certain covenants under our borrowing agreements which restrict our ability to pay a dividend. Dividends on Common Shares are declared solely at the discretion of the Board of Directors.

CAPITAL STRUCTURE

As at December 31, 2005 the authorized capital of the Company was as follows:

- *Common Shares:* An unlimited number. Common shareholders are entitled to one vote per share at all shareholders meetings and are entitled to receive dividends if, as and when declared by the Board of Directors.
- *Class A and Class B Preferred Shares:* An unlimited number. Class A and Class B preferred shares are issuable in series. The Board of Directors is empowered to fix the number of shares in, and the designation and attributes of each series which may include or exclude voting rights.

- *Non-Voting Participating Shares:* An unlimited number. The Board of Directors is empowered to fix the number of shares in, and the designation and attributes of each series which may include a preferential dividend or priority in any distribution of assets.

At December 31, 2005, issued and outstanding capital consisted of 29,509,876 Common Shares. There were no other classes of shares outstanding in 2005 or 2004.

DEBT RATINGS

In March 2005, the Company obtained credit ratings in conjunction with the issuance of $150 million of senior, unsecured notes. The notes have a rating of B from Standard and Poor's and B3 from Moody's Investor Services. Both agencies rank the Company's outlook as negative.

Ratings are intended to provide investors with an independent measure of credit quality of any issue of securities. The ratings accorded to debt securities or preferred shares by the rating agencies are not recommendations to purchase, hold or sell the securities inasmuch as such ratings do not comment as to market price or suitability for a particular investor. No assurance can be given that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant, and if any such rating is so revised or withdrawn, Fraser Papers is under no obligation to update this annual information form.

Credit ratings are on a long-term rating scale that ranges from AAA to C (in the case of Moody's) and AAA to D (in the case of S&P), which represents the range from highest to lowest quality of such securities rates.

According to the Moody's rating system, debt securities rated B are considered speculative and subject to high credit risk. Moody's applies numerical modifiers 1, 2 and 3 in each generic rating classification from AA through CCC in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

According to the S&P rating system, debt securities rated B exhibit significant speculative characteristics. Companies issuing these securities have the capacity to meet the financial commitment on the obligation; however, they face major ongoing uncertainties which could lead to the Company's inadequate capacity to meet their financial commitment on the obligation. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the major rating categories.

Further information on the capital resources of the Company are provided in the 2005 Management's Discussion and Analysis.

MARKET FOR SECURITIES

The Company's Common Shares are listed for trading on the Toronto Stock Exchange under the symbol FPS.

From January 1, 2005 through December 31, 2005, the Company's Common Shares traded in a range of between CAD$9.02 and CAD$16.00 per share, ending the year at CAD$10.01. Average daily volume traded during the year was 44,560 shares. The high and low prices and average daily trading volume for each month is summarized below.

Month	High (CAD $)	Low (CAD $)	Volume (Shares)
January	$ 16.00	$ 14.10	43,236
February	$ 15.04	$ 14.50	63,814
March	$ 15.24	$ 11.51	25,641
April	$ 13.54	$ 11.96	23,048
May	$ 13.00	$ 11.15	70,190
June	$ 12.48	$ 11.26	48,648
July	$ 11.95	$ 9.81	25,729
August	$ 9.99	$ 9.04	53,680
September	$ 10.05	$ 9.41	36,748
October	$ 9.99	$ 9.02	32,816
November	$ 10.25	$ 9.50	43,518
December	$ 10.31	$ 10.00	68,517
Full Year	$ 16.00	$ 9.02	44,560

DIRECTORS AND OFFICERS

Directors

The Directors of the Company are set out below. They hold office until the next annual meeting of shareholders or until their successors are elected or approved. Fraser Papers' Board does not have an executive committee. Members of the Board's committees are noted.

Name and Municipality of Residence	Principal occupation	Director since
RORKE B. BRYAN [3] Toronto, Ontario	Corporate Director and consultant since 2005; Dean, Faculty of Forestry and Professor of Environmental Sciences, University of Toronto prior thereto.	2005
JACK L. COCKWELL [2] Toronto, Ontario	Group Chairman, Brookfield Asset Management Inc. (asset management) since February 2002; President and Chief Executive Officer of Brookfield prior thereto.	2004
DIAN COHEN, C.M. [1][4][5][6] Toronto, Ontario	President of DC Productions Limited (economic communications and management consulting).	2004
J. BRUCE FLATT [2][6] Toronto, Ontario	President and Chief Executive Officer of Brookfield Asset Management Inc. since February 2002; President and Chief Executive Officer of Brookfield Properties Corporation (real estate) prior thereto.	2004
PAUL GAGNÉ [1][2][5] Montreal, Quebec	Corporate Director and Consultant.	2004
DOMINIC GAMMIERO Mississauga, Ontario	President and Chief Executive Officer of the Corporation since 2004; President and Chief Executive Officer of Norbord Inc. (panel products). prior thereto.	2004
ROBERT J. HARDING, FCA [4][5] Toronto, Ontario	Chairman of Brookfield Asset Management Inc.	2004
ALDÉA LANDRY, Q.C. [1][3][4] Moncton, New Brunswick	President, Landal Inc. (consulting).	2004
MARGOT NORTHEY [1][2][3] North Saanich, British Columbia	Corporate Director since 2002; Dean, Queen's University School of Business prior thereto.	2004
SAM POLLOCK [3][5] Toronto, Ontario	Managing Partner, Brookfield Asset Management Inc.	2004

(1) Member of Audit Committee
(2) Member of Human Resources Committee
(3) Member of Environment, Health and Safety Committee
(4) Member of Corporate Governance and Nominating Committee
(5) Member of Pension Committee
(6) *Ms. Cohen and Mr. Flatt are not standing for re-election at the Company's next annual meeting.*

Brookfield, directly or indirectly, owns approximately 46% of the outstanding Common Shares of the Company.

Officers

Name and Municipality of Residence	Office with Company	Previous occupation
ROBERT J. HARDING, FCA Toronto, Ontario	Chairman	Chairman of Brookfield Asset Management Inc.
DOMINIC GAMMIERO Mississauga, Ontario	President and Chief Executive Officer	Chief Executive Officer of Norbord Inc. 1999-2004.
PETER GORDON Toronto, Ontario	Senior Vice President, Finance and Chief Financial Officer	Managing Partner, Brookfield Asset Management Inc.
BILL MANZER Scarborough, Maine	Senior Vice President, Pulp and Paper Operations	Vice President, Operations Fraser Papers Limited, 2003-2005, Vice President, East Papers, prior thereto
GLEN MCMILLAN Toronto, Ontario	Senior Vice President and Chief Administrative Officer	Vice President, Controller and Corporate Secretary of Norbord Inc. 1999-2004.
PIERRE MCNEIL Oakville, Ontario	Senior Vice President, Human Resources and Wood Products	Site Director (Cowie), Nexfor Ltd. 2002-2004; Vice President Industrial Panels, Norbord Industries Inc. prior thereto.

As of March 20, 2006, the Directors and senior officers of the Company as a group own, directly or indirectly, or exercise control or direction over approximately 1.1 million Common Shares of the Company and over none of the voting securities of any of the Company's subsidiaries.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar is:

CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario, M5C 2W4
Phone: 1-800-387-0825

AUDITORS

Ernst & Young LLP ("E&Y") have prepared an audit report on the audited consolidated financial statements of the Company as at December 31, 2005 and 2004 and for the years then ended. E&Y are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

AUDIT COMMITTEE INFORMATION

The Audit Committee of the Board of Directors (the "Audit Committee") is comprised of four directors, as of March 20, 2006, and the members are: Dian Cohen, Paul Gagné (Chair), Aldéa Landry and Margot Northey. Each member of the Audit Committee is an independent director and financially literate under the standards established by Canadian securities regulatory authorities in Multilateral Instrument 52-110 – Audit Committees. During 2005, the Audit Committee met six times and each meeting included a session with only E&Y and the members of the Audit Committee. A written copy of the Audit Committee's terms of reference is attached as Schedule A to this Annual Information Form.

Relevant Education and Experience

Paul E. Gagné – Chair

Mr. Gagné is a chartered accountant and has extensive experience with accounting and audit committee functions. He received his CA designation from the Institute of Chartered Accountants of Ontario in 1974. Mr. Gagné was President and Chief Executive Officer of Avenor Inc., a producer of forest products, from 1991 to 1997. In that role, Mr. Gagné supervised the Chief Financial Officer. He currently serves on or chairs the audit committees of the following publicly traded companies: CAE Inc., Inmet Mining Corporation and Textron Inc. He is also a director of Gemofor Inc. and Wajax Limited.

Dian Cohen

Ms. Cohen is an economist and President of her own economic consultancy. She currently serves on the audit committees of Norbord Inc. and Great Lakes Hydro Income Fund. Previously, Ms. Cohen served on the audit committees of Sunlife Financial and Canadian Pacific. She also served as a Governor of the Canadian Institute of Chartered Accountants for three years. Ms. Cohen studied financial reporting at the university level while obtaining her economics degree. She is also a director of Norbord Inc. and Dorel Industries, a trustee of Great Lakes Hydro Income Fund and Treasurer of the University Women's Scholarship Foundation.

Aldea Landry

Ms. Landry is President of Landal Inc., an organizational and business development firm, and of J.F.L. Arbitration Services Inc. She is also a director of, The Shaw Group Ltd., the Oxford Frozen Foods Advisory Board, the Canadian Council on Learning and a member of the Security Information Review Committee and of the Atlantic Provinces Economic Council. Ms. Landry is a former cabinet minister and deputy premier of New Brunswick. In addition to studying accounting in law school, Ms. Landry has acquired relevant education and experience while serving as a member of audit committees, on private boards and crown corporations and through attending continuing education seminars.

Margot Northey

Dr. Northey, a corporate director, held the role of Dean, Queen's University School of Business from 1995 to 2002. In that role, Dr. Northey was responsible for reviewing and assessing large, diverse private programs related to the School of Business. Dr. Northey is a director of Norbord Inc., Alliance Atlantis Communications Inc., Wawanesa Insurance, British Columbia Transmission Corporation and Stressgen Biotechnologies Corporation. She has acquired considerable relevant education and experience while serving as a member of various audit committees of public companies over the past five years. Currently, she serves on the audit committees of Wawanesa Insurance and Alliance Atlantis. Previously, she served on the audit committee of Laurentian Bank.

Pre-approval Policies and Procedures

The Audit Committee has adopted a policy regarding the provision of non-audit services by the Company's external auditors. This policy requires Audit Committee pre-approval of permitted audit, audit-related and non-audit services. It also specifies a number of services that the Company's external auditors cannot perform, including the use of its external auditors for financial information system design and implementation assignments.

External Auditor Service Fees

The following table sets forth the fees billed by E&Y to the Company for the past two years. Amounts in the table below represent amounts paid by Fraser Papers and its consolidated subsidiaries for periods subsequent to April 21, 2004 and amounts paid directly by the Paper and Timber segments of Norbord prior to June 30, 2004.

	Fees Paid	
	2005	**2004**
Audit services	$520,000	$382,000
Audit-related services	$170,000	102,000
Taxation services	$2,000	—
Other non-audit services	$14,000	—
Total for all services	$706,000	$484,000

Description of Services:

Audit services include the audit of the annual financial statements of the Company and its subsidiaries and the review of the Company's unaudited interim financial statements.

Audit-related services include audits of the Company's pension plans, interpretation of accounting and reporting standards, comfort letters associated with offering documents and internal control reviews.

Taxation services consist of tax compliance services.

Other non-audit services consist of translation services and compensation consulting services.

In addtion to the fees received from the Company, E&Y received fees from Acadian of C$500,000 related to the initial public offering of Acadian. Acadian was formed on December 15, 2005. The Company was the promoter of Acadian.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

During the second quarter of 2005, the Company exercised its option to acquire a cogeneration plant in New Hampshire from an affiliate of Brookfield for $34 million. Prior to the acquisition, the Company purchased all of the output of the facility under a tolling agreement. By acquiring this facility, Fraser Papers removed Norbord from its guarantee of amounts owing under the tolling agreement.

A subsidiary of Brookfield had provided the Company with a revolving credit facility in the principal amount of $83 million, repayable at any time without penalty. During the first quarter of 2005 the Company repaid the $75 million outstanding on the facility. The facility was then cancelled. In addition, Brookfield has provided the Company with a facility with a notional amount of $150 million to enter into forward foreign exchange contracts as part of the Company's hedging activities. At December 31, 2005, the Company has entered into forward foreign exchange contracts of C$70 million under this facility.

During 2005, the Company maintained interest-bearing deposits with an affiliate of Brookfield on a demand basis. The interest earned on the deposits was at market rates. At December 31, 2005, the Company had no deposits outstanding.

Fraser Papers purchases goods and services from Brookfield and its affiliates. During 2005, Fraser Papers purchased approximately $18 million of goods and services, including electricity, wood fibre, forest consulting and financial services from Brookfield and its affiliated companies.

The Company has invested $10 million in convertible term preferred units of Katahdin, a wholly-owned subsidiary of Brookfield. Katahdin operates two paper mills in Maine. The units earn a preferential cumulative distribution of 5% per annum and are convertible into common equity units of Katahdin. In addition, a wholly-owned subsidiary of the Company (the "lessee") has leased certain productive equipment owned by Katahdin. The amount of the lease payments are determined with reference to the profits generated by those assets such that all of the profits earned by the lessee on those assets, net of a management fee, are remitted to the lessor as a lease payment. During 2005, the lessee earned $7 million after all lease payments to the lessor.

In January of 2006, the Company sold its timberlands in New Brunswick to Acadian, a newly formed income fund, for net proceeds of approximately $125 million, including cash of $94 million and $31 million of securities. The securities are convertible into 3,613,780 units of the fund, representing a 22% interest on a fully-diluted basis, and are entitled to the same rights as units of the fund. The Company's investment entitles it to regular cash distributions to the extent that Acadian declares them. The Company has also entered into a fibre supply agreement and Crown lands services agreement with Acadian. The fibre supply agreement has a term of 20 years, with an option to extend the agreement for a further 5 years. Brookfield also owns a significant retained interest in Acadian and provides asset management services to the fund.

MATERIAL CONTRACTS

Since January 1, 2005, Fraser Papers has entered into the following material contracts, other than in the ordinary course of business:

- Asset Purchase Agreement related to the sale of our Midwest paper assets
- Indenture related the issuance of 8.75% senior unsecured notes
- Purchase and Sale Agreement related to the sale of our timberlands in Maine
- Asset Purchase Agreement related to the sale of the paperboard business
- Prospectus for Acadian Timber Income Fund ("Acadian")
- FP Acquisition Agreement related to the sale of our New Brunswick timberlands to Acadian
- The Exchange Agreement related to our investment in Acadian
- The Underwriting Agreement related to the establishment of Acadian

See also "General Development of the Business: Changes in the Business since 2003". All of these contracts are available for viewing at www.sedar.com.

FORWARD-LOOKING INFORMATION

This report contains forward-looking information and statements relating but not limited to, operations, anticipated or prospective financial performance, results of operations, business prospects and strategies of Fraser Papers. Examples of such statements included in this document include, but are not limited to, the expected improvements in results following divestitures and other initiatives, expected changes in significant cash flows, strategic and operational intentions and others.

Forward-looking information typically contains statements with words such as "consider", "would", "could", "can", "may", "might", "will", "believe", "expect", "estimate", "likely" or similar words suggesting future outcomes. In addition, forward-looking statements may reflect the outlook on future changes in volumes, prices, costs, estimated amounts and timing of cash flows. Forward-looking statements may also reflect the possible effects if certain future events were to occur, as discussed in the "Risks of the Business" section of this document. They may also reflect other expectations or beliefs, objectives or assumptions about our market and competitive position and about future events or performance, based on information currently available. Readers should be aware that these statements are subject to known and unknown risks, uncertainties, assumptions that may prove to be incorrect and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.

The significant risks that could impact our business and our future performance are discussed in the "Risks of the Business" section of this document as well as Fraser Papers' Annual Report and other filings with Canadian securities regulatory authorities. The Company cautions that the list of risks and factors discussed in those documents may not be exhaustive. Readers should consider those risks, as well as other uncertainties and factors and potential events. Although Fraser Papers believes it has reasonable basis for making the forward-looking statements included in this report, readers are cautioned not to place undue reliance on such forward-looking information.

Fraser Papers undertakes no obligation, except as required by law, to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise. Actual results and future events could differ materially from those anticipated in such statements.

ADDITIONAL INFORMATION

Additional information about the Company and its operations can be found on Fraser Papers' web site at www.fraserpapers.com or on SEDAR at www.sedar.com.

The Management Proxy Circular dated March 10, 2006 contains additional information concerning the Company including Directors' and Officers' remuneration and indebtedness, principal holders of Common Shares and its stock option and share purchase plans. Additional financial information about the Company is included in Fraser Papers' Consolidated Financial Statements for the year ended December 31, 2005 and in the Company's Management's Discussion and Analysis.

APPENDIX A

AUDIT COMMITTEE – TERMS OF REFERENCE

1. ROLE OF AUDIT COMMITTEE

The role of the audit committee (the "Committee") is to assist the board of directors (the "Board") in its oversight of the integrity of the financial and related information of the Corporation including its financial statements, the internal controls and procedures for financial reporting and the processes for monitoring compliance with legal and regulatory requirements and to review the independence, qualifications and performance of the external auditor of the Corporation. Management is responsible for establishing and maintaining those controls, procedures and processes and the Committee is appointed by the Board to review and monitor them.

2. AUTHORITY AND RESPONSIBILITIES

In carrying out its role, the Committee has the following authority and responsibilities.

(a) **Financial Information and Reporting**

(i) to review and discuss with management and the external auditor, as appropriate:

- the annual audited financial statements and the interim financial statements including the accompanying management's discussion and analysis; and
- earnings guidance and other releases containing information taken from the Corporation's financial statements prior to their release.

(ii) to review the Corporation's financial reporting and accounting standards and principles and any proposed material changes to them or their application.

(b) **Internal Controls** – to review, with the chief administrative officer ("CAO"), the external auditor and others, as appropriate, the Corporation's internal system of internal controls.

(c) **External Audit**

(i) to recommend to the Board, for shareholder approval, the external auditor that will be nominated to examine the Corporation's accounts, controls and financial statements on the basis that the external auditor reports directly to the Committee as representatives of the shareholders of the Corporation;

(ii) to recommend to the Board the compensation of the external auditor;

(iii) to evaluate the audit services provided by the external auditor, pre-approve all audit fees and recommend to the Board, if necessary, the replacement of the external auditor;

(iv) to pre-approve any non-audit services to be provided to the Corporation by the external auditor and the fees for those services;

(v) to obtain and review at least annually a written report by the external auditor setting out the auditor's internal quality-control procedures, any material issues raised by the auditor's internal quality-control reviews and the steps taken to resolve those issues; and

(vi) to review at least annually the relationships between the Corporation and the external auditor in order to establish the independence of the external auditor.

(d) **Risk Management** – to review and monitor the Corporation's major financial risks and risk management policies and the steps taken by management to mitigate those risks.

(e) **Compliance**

(i) to review the Corporation's financial reporting procedures and policies to ensure compliance with all legal and regulatory requirements and to investigate any non-adherence to those procedures and policies; and

(ii) to establish procedures for the receipt and treatment of any complaint regarding accounting, internal accounting controls or auditing matters including procedures for the confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters.

3. COMPOSITION AND PROCEDURES

(a) **Size** – The Committee will consist of a minimum of three directors. The members of the Committee are appointed by the Board upon the recommendation of the Corporate Governance and Nominating Committee and may be removed by the Board in its discretion.

(b) **Qualifications** – All members of the Committee must meet the independence and financial literacy requirements of applicable regulatory authorities and at least one member of the Committee must be a financial expert.

(c) **Meetings** – The Committee will meet at least five times a year and a portion of each meeting will be held without the presence of management.

(d) **Review of Financial Statements** – The Committee will review the Corporation's annual audited financial statements with the chief executive officer ("CEO") and chief financial officer ("CFO") and then the full Board. The Committee will review the interim financial statements with the CEO and CFO. The external auditor will be present at these meetings.

(e) **Review of CEO and CFO Certification Process** – In connection with its review of the annual audited financial statements and interim financial statements, the Committee will also review the process for the CEO and CFO certifications with respect to the financial statements and the Corporation's disclosure and internal controls, including any material deficiencies or changes in those controls.

(f) **Review of Earnings and Other Releases** – The Committee will review with the CFO any earnings guidance to be issued by the Corporation and any news release containing financial information taken from the Corporation's financial statements prior to the release of the financial statements to the public. In addition, the CFO must review with the Committee the substance of any presentations to analysts or rating agencies that contain a change in strategy or outlook.

(g) **Approval of Audit and Non-Audit Services** – In addition to recommending the external auditor to examine the Corporation's financial statements, the Committee must approve any use of that external auditor to provide non-audit services prior to its engagement. It is the Committee's practice to restrict the non-audit services that may be provided by the external auditor in order to minimize relationships that could appear to impair the objectivity of the external auditor.

(h) **Hiring Guidelines for Independent Auditor Employees** – The Committee will adopt guidelines regarding the hiring of any partner or employee or former partner or employee of any external auditor of the Corporation.

(i) **Audit Partner Rotation** – The Committee will ensure that the lead audit partner assigned by the external auditor to the Corporation, as well as the independent review partner charged with reviewing the financial statements of the Corporation, are changed at least every five years.

(j) **Process for Handling Complaints about Accounting Matters** – The Committee has established the following procedure for the receipt and treatment of any complaint received by the Corporation regarding accounting, internal accounting controls or auditing matters:

(i) The Corporation will make available and make known special mail and e-mail addresses and a telephone number for receiving complaints regarding accounting, internal accounting controls or auditing matters.

(ii) Copies of complaints received will be sent to the members of the Committee.

(iii) All complaints will be investigated by the Corporation's finance staff, as directed by the Committee. The Committee may request that outside advisors be retained to investigate any complaint.

(iv) The status of each complaint will be reported on a quarterly basis to the Committee and, if the Committee so directs, to the full Board.

The Corporation's Code of Business Conduct prohibits any director, officer or employee of the Corporation from retaliating or taking any adverse action against anyone for raising or helping to resolve a complaint.

(k) **Evaluation** – The Committee will conduct and present to the Board an annual evaluation of the performance of the Committee and the adequacy of these terms of reference and recommend any proposed change to the Board for approval.

(l) **Other Matters** – The Committee will conduct reviews, and where appropriate recommend action by the Board, on:

(i) the annual information form to be filed by the Corporation;

(ii) regular reports on outstanding litigation that could have a material effect on the Corporation;

(iii) an annual certificate of the CEO attesting that senior management of the Corporation have received and agreed to be bound by the Corporation's Code of Business Conduct and as to compliance with the Code;

(iv) an annual report on officers' expenses;

(v) an annual report on consulting and legal fees paid by the Corporation; and

(vi) an annual report on the Corporation's insurance coverage and costs.

FraserPapers

FORM 51-102F3

MATERIAL CHANGE REPORT

1. **Name and Address of Company**

Fraser Papers Inc.
Suite 200
BCE Place, 181 Bay Street
Toronto, ON
M5J 2T3

2. **Date of Material Change**

March 22, 2006

3. **News Release**

On March 22, 2006, Fraser Papers Inc. issued a news release through CCN Matthews, which is attached as Schedule "A".

4. **Summary of Material Change**

Fraser Papers Inc. received notice that Premium Papers Holdco LLC, and its subsidiaries SMART Papers LLC and PF Papers LLC (collectively, "Smart Papers"), have filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code. A subsidiary of Fraser Papers owns a 40% passive minority interest in Smart Papers and leases a boiler to Smart Papers. In addition, Fraser Papers has made certain financial guarantees pursuant to the sale of its Midwest Operations to Smart Papers in 2005.

5. **Full Description of Material Change**

Fraser Papers Inc. received notice that Premium Papers Holdco LLC, and its subsidiaries SMART Papers LLC and PF Papers LLC (collectively, "Smart Papers"), have filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code. A subsidiary of Fraser Papers owns a 40% passive minority interest in Smart Papers and leases a boiler to Smart Papers. In addition, Fraser Papers has made certain financial guarantees pursuant to the sale of its Midwest Operations to Smart Papers in 2005.

Fraser Papers will evaluate the impact of this filing and related court proceedings on its interests in Smart Papers. Depending on the outcome of these proceedings, Fraser Papers may record a significant write-down in the carrying value of those interests. As at December 31, 2005, Fraser Papers' investment in Smart Papers totaled $74 million and amounts receivable for the lease of a boiler and sale of pulp totaled $17 million. Management currently estimates that other financial guarantees related to operating leases, contracts and landfill operations could result in costs of approximately $8 million.

A copy of the news release announcing this material change is attached as Schedule "A". Statements concerning the company's possible recording of a significant writedown and management's estimates of other financial guarantees are forward-looking statements that are subject to various assumptions and risks. See the "Note" in the attached press release.

6. **Reliance on Subsection 7.1(1) or (3) of National Instrument 51-102**

not applicable

7. Omitted Information

not applicable

8. Executive Officer

Glen McMillan
Senior Vice President and Chief Administrative Officer
(416) 359-8605

9. Date of Report

March 31, 2006

SCHEDULE "A" – PRESS RELEASE

NEWS RELEASE

FraserPapers

Fraser Papers Receives Notice of Chapter 11 Filing for SMART Papers

(All financial references are in US dollars unless otherwise noted)

Toronto, ON (March 22, 2006) – Fraser Papers Inc. ("Fraser Papers") (TSX:FPS) received notice today that Premium Papers Holdco LLC, and its subsidiaries SMART Papers LLC and PF Papers LLC (collectively, "Smart Papers"), have filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code. A subsidiary of Fraser Papers owns a 40% passive minority interest in Smart Papers and leases a boiler to Smart Papers. In addition, Fraser Papers has made certain financial guarantees pursuant to the sale of its Midwest Operations to Smart Papers in 2005.

Fraser Papers will evaluate the impact of this filing and related court proceedings on its interests in Smart Papers. Depending on the outcome of these proceedings, Fraser Papers may record a significant write-down in the carrying value of those interests. As at December 31, 2005, Fraser Papers' investment in Smart Papers totaled $74 million and amounts receivable for the lease of a boiler and sale of pulp totaled $17 million. Management currently estimates that other financial guarantees related to operating leases, contracts and landfill operations could result in costs of approximately $8 million.

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Fraser Papers is an integrated specialty paper company which produces a broad range of technical, and printing & writing papers. The company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

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Contact:

Peter Gordon
Senior Vice President, Finance
and Chief Financial Officer
(416) 359-8614
pgordon@toronto.fraserpapers.com

Note: This press release contains "forward-looking statements" including statements about the company's evaluation of future events, the company's possible recording of a significant writedown and management's estimates of other financial guarantees. These statements are based on certain assumptions and reflect the company's current expectations. These assumptions include the amounts by which the company could resell or utilize any assets purchased as a result of its financial guarantees. The words "estimates", "will", "may" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, the outcome of any legal proceedings, interest rates, availability of equity and debt financing and other risks detailed from time to time in the documents filed by the company with the securities regulators in Canada, including in the Annual Information Form under the heading "Forward Looking Information". The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

NEWS RELEASE

FraserPapers

Fraser Papers Announces Closure of Berlin Pulp Mill Exposure to Market Pulp Reduced

(All financial references are in US dollars unless otherwise noted)

Toronto, ON (March 7, 2006) – Fraser Papers Inc. ("Fraser Papers") (TSX:FPS) announced today the permanent closure of its pulp mill located in Berlin, New Hampshire. The mill, which has an annual capacity of 230,000 tonnes of NBHK pulp, will continue production until May 6, after which time shutdown activities will commence. This closure will affect 250 employees.

"Rising costs of wood, energy and chemicals over the past three years have led to a significant deterioration in the financial results at our pulp mill in Berlin despite the efforts of our employees and the State of New Hampshire to improve the sustainability of the operations," said Dominic Gammiero, President and Chief Executive Officer of Fraser Papers. *"We considered the short and long term market outlook for hardwood fibre costs, other rising input costs and capital requirements, and determined that it was appropriate to reduce our exposure to market pulp. We are planning to operate the adjacent Gorham paper mill on purchased fibre. The change in fibre supply options will better position the Gorham paper machines for specialty paper grades. We will also be evaluating the potential market-related shutdown of one of the five paper machines at the Gorham paper mill."*

In 2005, over 55% or 130,000 tonnes of the total pulp produced at the Berlin pulp mill was surplus to the requirements of the Gorham paper mill and was sold to other paper mills, including Fraser Papers' mill located in Madawaska, Maine. This action will allow Fraser to reposition its market pulp business at the company's pulp mill located in Thurso, Quebec, which produces a variety of high quality maple and other NBHK specialty pulps.

Preliminary estimates indicate that the closure of the Berlin mill will result in a cash restructuring charge in the first quarter of $3 million, plus an additional pre-tax, non-cash charge related to fixed assets and working capital that will be dependent on the final determination of asset recoveries, particularly as they relate to the co-gen facility. The carrying value of the Berlin pulp mill and related assets was $48 million at December 31, 2005.

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Fraser Papers is an integrated specialty paper company which produces a broad range of technical, and printing & writing papers. The company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

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Contact:

Peter Gordon
Senior Vice President, Finance
and Chief Financial Officer
(416) 359-8614
pgordon@toronto.fraserpapers.com

Note: This press release contains "forward-looking statements" that are based on certain assumptions and reflect the company's current expectations. The words "estimate", "will", "planning" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the documents filed by the company with the securities regulators in Canada, including in the Annual Information Form under the heading "Forward Looking Information". The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.